Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-170570

PROSPECTUS

ADHEREX TECHNOLOGIES INC.

OFFERING UP TO 4,697,732 WARRANT SHARES

This prospectus relates to the issuance by Adherex Technologies Inc. (referred to herein as the “Company”, “Adherex”, or “we”, “us”, or “our”) of up to 4,697,732 shares of common stock, no par value (the “Warrant Shares”) issuable upon the exercise of warrants (the “Warrants”) that were issued by the Company to subscribing holders of transferable subscription rights (the “Rights”) in a rights offering which closed on March 29, 2011 (the “Rights Offering”). Each eighteen (18) Warrants entitle the holder thereof to purchase one share of common stock, no par value, at the exercise price of CAD $1.44 per share at any time at or prior to 5:00 pm Ottawa time on March 30, 2016. Through April 1, 2013, no Warrants have been exercised.

Our common stock is quoted on the Toronto Stock Exchange (the “TSX”), under the symbol “AHX” and on the OTC Market: OTCQB under the symbol “ADHXF.” The last reported sale price of our common stock on the TSX on March 25, 2013 was $0.90 per share and on the OTCQB on March 25, 2013 was $0.90 per share.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE “RISK FACTORS” BEGINNING ON PAGE 5.

We will be responsible for all fees and expenses incurred in connection with the preparation and filing of this registration statement, provided, however, we will not be required to pay any underwriters’ discounts or commissions relating to the securities covered by the registration statement. This is not an underwritten offering. The Warrant Shares are being offered directly by us without the services of an underwriter or selling agent. We intend to use the net proceeds from this offering for working capital and general corporate purposes, primarily for the development of Eniluracil. See “Use of Proceeds” on page 15.

Our board of directors makes no recommendation to you about whether you should exercise any Warrants. You are urged to make an independent investment decision about whether to exercise your Warrants based on your own assessment of our business and the offering.

You should read this prospectus and any prospectus supplement carefully before you decided to invest. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

Neither the Securities and Exchange Commission nor any state Securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is April 3, 2013.

TABLE OF CONTENTS

Prospectus Summary	3
The Offering	4
Risk Factors	5
Use of Proceeds	15
Plan of Distribution	15
Material United States and Canadian Federal Income Tax Consequences	16
Description of Securities Registered	21
Interests of Named Experts and Counsel	21
Cautionary Statement Regarding Forward Looking Statements	22
Information About the Company	22
Description of Business	24
Description of Property	31
Legal Proceedings	32
Market Price of and Dividends on Common Equity and Related Stockholder Matters	32
Management’s Discussion and Analysis of Financial Condition and Results of Operations	33
Quantitative and Qualitative Disclosures About Market Risk	40
Directors and Executive Officers	40
Executive Compensation	42
Security Ownership and Certain Beneficial Owners and Management	44
Certain Relationships and Related Transactions	45
Legal Matters	46
Experts	46
Consolidated Financial Statements	47
Index to Financial Statements	47

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ADHEREX TECHNOLOGIES INC.

PROSPECTUS SUMMARY

The following information is a summary of the prospectus and it does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the consolidated financial statements and the notes relating to the financial statements.

ABOUT US

We incorporated under the laws of Canada in September 1996. On August 25, 2011, we continued from the laws of Canada under the Canada Business Corporations Act (the “CBCA”) to the laws of British Columbia in accordance with Section 302 of the Business Corporations Act (British Columbia) (the “Continuance”).

Our principal executive offices are located at PO BOX 13628, 68 TW Alexander Drive, Research Triangle Park, NC 27709. Our telephone number is (919) 636-4530. Our website is www.adherex.com. Information contained in our website does not constitute part of this prospectus.

We are a biopharmaceutical company focused on cancer therapeutics. We currently have the following products in the clinical stage of development: (1) Eniluracil, an oral dihydropyrimidine dehydrogenase, or DPD, inhibitor, which may improve the tolerability and effectiveness of 5-fluorouracil (5-FU), one of the most widely used oncology drugs in the world; (2) STS, a chemoprotectant being developed to reduce or prevent hearing loss that may result from treatment with platinum-based chemotherapy drugs; and (3) ADH-1, a peptide molecule that selectively targets N-cadherin, a protein present on the blood vessels of solid tumors.

We have limited capital. Therefore, management has determined to focus our efforts primarily on our clinical activities with Eniluracil and STS. We mainly provide logistical and product support of STS and limited product support for ADH-1. We do not intend to focus our resources on ADH-1 unless we raise additional capital.

We have not received and do not expect to have significant revenues from our product candidates until we are either able to sell our product candidates after obtaining applicable regulatory approvals or we establish collaborations that provide us with up-front payments, licensing fees, milestone payments, royalties or other revenue. We had a net loss of approximately $5.2 million (including a non-cash loss on derivatives of $1.6 million) in the twelve months ended December 31, 2012 and reported income of approximately $4.7 million (which included a $8.1 million non-cash gain on derivatives) for the twelve months ended December 31, 2011. At December 31, 2012, we had an accumulated deficit of approximately $110.5 million.

On April 30, 2010, we entered into agreements with our largest shareholder, Southpoint Capital Advisors LP and certain other investors for a private placement (the “April 2010 Private Placement”). Participating investors in the April 2010 Private Placement purchased 240,066,664 units at a price of CAD$0.03 per unit, for gross proceeds of CAD$7,202,000. Each unit consisted of one share of our common stock, and one warrant to purchase one share of common stock at a purchase price of CAD$0.08 per share for a period of five years from the issue date. Purchasers of units in the April 2010 Private Placement that were existing shareholders of Adherex at such time agreed not to participate in the Rights Offering. We refer to such purchasers as “Private Placement Holders” in this prospectus.

On March 29, 2011 we completed the Rights Offering to our shareholders. Pursuant to the terms of the Rights Offering, we distributed rights to subscribe for up to 425,000,000 units underlying the Rights (the “Units”), inclusive of over subscription rights, at a price of CAD$0.03 per unit, for gross proceeds of up to CAD$12,750,000, to our shareholders on the basis of one Right per each share of common stock held by such shareholder as of March 2, 2011, the record date for the Rights Offering. On March 29, 2011, the expiration date for the Rights Offering, we had received subscriptions for an aggregate of 84,559,178 Units, representing total net proceeds of approximately $2.5 million.

On August 25, 2011, immediately prior to the Continuance, Adherex filed Articles of Amendment (the “Amendment”) under the CBCA to implement a one-for-eighteen reverse split of our common stock (the “Share Consolidation”).  The Share Consolidation was authorized by the shareholders at our annual and special meeting of shareholders on June 28, 2011 (within a share consolidation range of between one-for-fifteen and one-for-twenty) and was approved by resolution of the Board of Directors on August 10, 2011.  The Share Consolidation became effective on August 25, 2011 and our common stock began trading on the Toronto Stock Exchange and the OTC market (on the OTCQB tier) on a post-consolidation basis on August 30, 2011. The Share Consolidation reduced the number of shares of the Company's outstanding common stock from approximately 452.8 million, as of the filing date of the Company's most recent Quarterly Report on Form 10-Q, to approximately 25.2 million as of August 25, 2011, the effective date of the Share Consolidation.

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In the prospectus, unless otherwise indicated, (i) the number of units and unit prices (including with respect to the units issued in our April 2010 Private Placement and the Rights Offering) have not been adjusted to reflect the Share Consolidation, (ii) the number of warrants outstanding have not been adjusted to reflect the Share Consolidation (in accordance with the terms of the warrants, the number of shares of common stock issuable thereunder were adjusted as a result of the Share Consolidation but not the number of warrants outstanding) and (iii) the number of shares outstanding, common stock issuable upon exercise or conversion of our warrants, options and other derivative securities (including the Warrant Shares), all exercise or conversion prices with respect thereto, and all market prices and over-the-counter quotations of our common stock have been adjusted to reflect the Share Consolidation.

In the prospectus, unless otherwise indicated, all dollar amounts and references to “$” are to U.S. dollars and “CAD$” refers to Canadian dollars.

ABOUT THE OFFERING

This prospectus relates to the issuance by the Company of up to 4,697,732 Warrant Shares issuable upon exercise of outstanding Warrants issued in connection with the Company's Rights Offering.

When initially issued at the closing of the Rights Offering, each Warrant entitled the holder thereof (“Holder”) to purchase one Warrant Share at an exercise price of CAD $0.08 per Warrant Share. As a result of the Share Consolidation, in accordance with the terms of the Warrants, the number of Warrant Shares issuable upon exercise of each Warrant was adjusted from one Warrant Share per each Warrant to .055 Warrant Shares per Warrant (or, from an aggregate of 84,559,178 Warrant Shares issuable upon exercise of all Warrants to 4,697,732 Warrant Shares) and the exercise price per Warrant was adjusted from CAD $.0.08 per share to CAD $1.44 per share. Therefore, as a result of the Share Consolidation, each 18 Warrants held by a Holder will entitle the Holder to purchase one Warrant Share at an exercise price of CAD $1.44 per share (the “Exercise Price”) at or prior to 5:00 pm Ottawa time on March 30, 2016, at which time the Warrants shall expire and have no value (the “Expiration Date”).

Holders may not purchase fractional Warrant Shares and, upon exercise, the number of Warrant Shares a Holder is entitled to receive will be rounded up or down to the nearest whole number. The number of Warrant Shares for which the Warrants may be exercised and the Exercise Price applicable to the Warrants will be proportionately adjusted (in each case, in accordance with the terms of the Warrants) in the event that we make distributions of our common stock, or subdivide, combine or reclassify outstanding shares of our common stock, or if we pay a dividend in securities or property other than common stock. In the case of a merger or consolidation of us into another company where we are not the surviving company, Holder will have the right to receive a new warrant in the surviving corporation.

Based upon the 25,157,618 shares of our common stock outstanding as of April 1, 2013, and assuming all of the Warrants are exercised, after giving effect to the issuance of all 4,697,732 Warrant Shares, we would have 29,855,350 shares of our common stock outstanding and we would receive an aggregate gross proceeds from the exercise of all of the Warrants of CAD $6,764,734. However, it is possible the Warrants may expire before any or all of them are exercised, in which case we may receive no proceeds from the exercise of the Warrants.

We currently list the Warrants and the Warrant Shares on the TSX. Such listing is subject to us fulfilling all of the listing requirements of the TSX. Our common stock is quoted on the OTC Market: OTCQB.

We will bear the fees and expenses relating to the offering.

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RISK FACTORS

Risks Related to Our Business

We have a history of significant losses and have had no revenues to date through the sale of our products. If we do not generate significant revenues, we will not achieve profitability.

To date, we have been engaged primarily in research and development activities. We have had no revenues through the sale of our products, and we do not expect to have significant revenues until we are able to either sell our product candidates after obtaining applicable regulatory approvals or we establish collaborations that provide us with up-front payments, licensing fees, milestone payments, royalties or other revenue. We have incurred significant operating losses every year since our inception on September 3, 1996. We had a net loss of approximately$5.2 million (including a non-cash loss on derivatives of $1.6 million) in the twelve months ended December 31, 2012, and reported income of approximately $4.7 million (which included a $8.1 million non-cash gain on derivatives) for the twelve months ended December 31, 2011. At December 31, 2012, we had an accumulated deficit of approximately $110.5 million. We anticipate incurring substantial additional losses due to the need to spend substantial amounts on our current clinical trials, anticipated research and development activities, and general and administrative expenses, among other factors. We have not commercially introduced any product and our product candidates are in varying stages of development and testing. Our ability to attain profitability will depend upon our ability to fund and develop products that are safe, effective and commercially viable, to obtain regulatory approval for the manufacture and sale of our product candidates and to license or otherwise market our product candidates successfully. Any revenues generated from such products, assuming they are successfully developed, marketed and sold, may not be realized for a number of years. We may never achieve or sustain profitability on an ongoing basis.

There is no assurance that we will successfully develop a commercially viable product.

Since our formation in September 1996, we have engaged in research and development programs. We have generated no revenue from product sales, do not have any products currently available for sale, and none are expected to be commercially available for sale until we have completed additional clinical trials, if at all. There can be no assurance that the research we fund and manage will lead to commercially viable products. Although we are currently completing a Phase II study for Eniluracil and STS is currently in a Phase III study, there are no assurances that such clinical trials will be completed or successful. Our products must still undergo substantial additional regulatory review prior to commercialization.

We do not presently have the financial or human resources to complete Phase III trials for our lead product candidates.

We do not presently have the financial or human resources to complete Phase III trials for any of our lead product candidates. We are currently completing a Phase II trial for Eniluracil and a Phase III trial for STS. If these trials are successful, and if we decide to continue to develop Eniluracil, we will need additional funding, or we will need to enlist a partner to conduct future trials.

We have agreements with the International Childhood Liver Tumour Strategy Group, known as SIOPEL, and the Children's Oncology Group to further develop STS in Phase III trials. It is possible SIOPEL and the Children's Oncology Group may not conduct or complete the clinical trials with STS as currently planned. Such collaborators might not commit sufficient resources to the development of our product candidates, which may lead to significant delays. We have already experienced significant delays in the activation of the Children's Oncology Group trial and subsequent accrual of patients into the Children's Oncology Group and SIOPEL clinical trials. We do not have the resources to independently develop or conduct such trials ourselves.

We continue to seek a licensing or funding partner for the further development of one or all of our product candidates. If a partner for one or all of these technologies is not found, we may not be able to further advance these products. If a partner is found, the financial terms that they propose may not be acceptable to us.

We anticipate the need for additional capital in the future and if we cannot raise additional capital, we will not be able to fulfill our business plan.

We need to obtain additional funding in the future in order to finance our business strategy, operations and growth. We may not be able to obtain additional financing in sufficient amounts or on acceptable terms when needed. If we fail to arrange for sufficient capital on a timely basis, we may be required to curtail our business activities until we can obtain adequate financing. Debt financing must be repaid regardless of whether or not we generate profits or cash flows from our business activities. Equity financing may result in dilution to existing stockholders and may involve securities that have rights, preferences, or privileges that are senior to our common stock or other securities. If we cannot raise sufficient capital when necessary, we will likely have to curtail operations and you may lose part or all of your investment.

If we do not maintain current or enter into new collaborations with other companies, we might not successfully develop our product candidates or generate sufficient revenues to expand our business.

We currently rely on scientific and research and development collaboration arrangements with academic institutions and other third party collaborators, including our agreement for Eniluracil with GlaxoSmithKline and an exclusive worldwide license from Oregon Health & Science University for STS. We also rely on collaborators for testing STS, including SIOPEL and the Children’s Oncology Group.

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The agreements with GlaxoSmithKline and Oregon Health & Science University are terminable by either party in the event of an uncured breach by the other party. We may also terminate our agreement with Oregon Health & Science University at any time upon prior written notice of specified durations to the licensor. Termination of any of our collaborative arrangements could materially adversely affect our business. For example, if we are unable to make the appropriate payments under these agreements, the licensor might terminate the agreement which might have a material adverse impact. In addition, our collaborators might not perform as agreed in the future.

Since we conduct a significant portion of our research and development through collaborations, our success may depend significantly on the performance of such collaborators, as well as any future collaborators. Collaborators might not commit sufficient resources to the research and development or commercialization of our product candidates. Economic or technological advantages of products being developed by others, or other factors could lead our collaborators to pursue other product candidates or technologies in preference to those being developed in collaboration with us. The commercial potential of, development stage of and projected resources required to develop our drug candidates will affect our ability to maintain current collaborations or establish new collaborators. There is a risk of dispute with respect to ownership of technology developed under any collaboration. Our management of any collaboration will require significant time and effort as well as an effective allocation of resources. We may not be able to simultaneously manage a large number of collaborations.

Our product candidates are still in development. Due to the long, expensive and unpredictable drug development process, we might not ever successfully develop and commercialize any of our product candidates.

In order to achieve profitable operations, we, alone or in collaboration with others, must successfully fund, develop, manufacture, introduce and market our product candidates. The time necessary to achieve market success for any individual product is long and uncertain. Our product candidates and research programs are in various stages of clinical development and require significant, time-consuming and costly research, testing and regulatory clearances. In developing our product candidates, we are subject to risks of failure that are inherent in the development of therapeutic products based on innovative technologies. For example, our product candidates might be ineffective, as Eniluracil was shown to be in earlier clinical trials conducted by GlaxoSmithKline, or may be overly toxic, or otherwise might fail to receive the necessary regulatory clearances. The results of preclinical and initial clinical trials are not necessarily predictive of future results. Our product candidates might not be economical to manufacture or market or might not achieve market acceptance. In addition, third parties might hold proprietary rights that preclude us from marketing our product candidates or others might market equivalent or superior products.

We must conduct human clinical trials to assess our product candidates. If these trials are delayed or are unsuccessful, our development costs will significantly increase and our business prospects may suffer.

Before obtaining regulatory approvals for the commercial sale of our product candidates, we must demonstrate, through preclinical studies with animals and clinical trials with humans, that our product candidates are safe and effective for use in each target indication. To date, we have performed only limited clinical trials, and we have only done so with some of our product candidates. Much of our testing has been conducted on animals or on human cells in the laboratory, and the benefits of treatment seen in animals may not ultimately be obtained in human clinical trials. As a result, we will need to perform significant additional research and development and extensive preclinical and clinical testing prior to any application for commercial use. We may suffer significant setbacks in clinical trials, and the trials may demonstrate our product candidates to be unsafe or ineffective. We may also encounter problems in our clinical trials that will cause us to delay, suspend or terminate those clinical trials, which would increase our development costs and harm our financial results and commercial prospects. Identifying and qualifying patients to participate in clinical trials of our potential products is critically important to our success. The timing of our clinical trials depends on the speed at which we can recruit patients to participate in testing our product candidates. We have experienced delays in some of our clinical trials and we may experience significant delays in the future. If patients are unwilling to participate in our trials because of competitive clinical trials for similar patient populations, perceived risk or any other reason, the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential products will be delayed. Other factors that may result in significant delays include obtaining regulatory or ethics review board approvals for proposed trials, reaching agreement on acceptable terms with prospective clinical trial sites, and obtaining sufficient quantities of drug for use in the clinical trials. Such delays could result in the termination of the clinical trials altogether.

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Regulatory approval of our product candidates is time-consuming, expensive and uncertain, and could result in unexpectedly high expenses and delay our ability to sell our products.

Development, manufacture and marketing of our products are subject to extensive regulation by governmental authorities in the United States and other countries. This regulation could require us to incur significant unexpected expenses or delay or limit our ability to sell our product candidates. Our clinical studies might be delayed or halted, or additional studies might be required, for various reasons, including:

•	lack of funding;

•	the drug is not effective;

•	patients experience severe side effects during treatment;

•	appropriate patients do not enroll in the studies at the rate expected;

•	drug supplies are not sufficient to treat the patients in the studies; or

•	we decide to modify the drug during testing.

If regulatory approval of any product is granted, it will be limited to those indications for which the product has been shown to be safe and effective, as demonstrated to the FDA’s satisfaction through clinical studies. Furthermore, approval might entail ongoing requirements for post-marketing studies. Even if regulatory approval is obtained, labeling and promotional activities are subject to continual scrutiny by the FDA and state regulatory agencies and, in some circumstances, the Federal Trade Commission. FDA enforcement policy prohibits the marketing of approved products for unapproved, or off-label, uses. These regulations and the FDA’s interpretation of them might impair our ability to effectively market our products.

We and our third-party manufacturers are also required to comply with the applicable current FDA Good Manufacturing Practices regulations, which include requirements relating to quality control and quality assurance, as well as the corresponding maintenance of records and documentation. Further, manufacturing facilities must be approved by the FDA before they can be used to manufacture our products, and they are subject to additional FDA inspection. If we fail to comply with any of the FDA’s continuing regulations, we could be subject to reputational harm and sanctions, including:

•	delays, warning letters and fines;

•	product recalls or seizures and injunctions on sales;

•	refusal of the FDA to review pending applications;

•	total or partial suspension of production;

•	withdrawals of previously approved marketing applications; and

•	civil penalties and criminal prosecutions.

In addition, identification of side effects after a drug is on the market or the occurrence of manufacturing problems could cause subsequent withdrawal of approval, reformulation of the drug, additional testing or changes in labeling of the product.

We may be unable to effectively deploy the proceeds from our recent financings for the development of Eniluracil.

In April 2010, we announced the closing of a private placement for proceeds of CAD $7.2 million and in March 2011, we announced the closing of a rights offering for net proceeds of approximately $2.5 million.  Any inability on our part to manage effectively the deployment of this capital could limit our ability to successfully develop Eniluracil.

If our licenses to proprietary technology owned by others are terminated or expire, we may suffer increased development costs and delays, and we may not be able to successfully develop our product candidates.

The development of our drug candidates and the manufacture and sale of any products that we develop will involve the use of processes, products and information, some of the rights to which are owned by others. Our product candidates are licensed under agreements with GlaxoSmithKline and Oregon Health & Science University. Although we have obtained licenses or rights with regard to the use of certain processes, products and information, the licenses or rights could be terminated or expire during critical periods and we may not be able to obtain, on favorable terms or at all, licenses or other rights that may be required. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor, which may not be granted.

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If we are unable to adequately protect or maintain our patents and licenses related to our product candidates, or we infringe upon the intellectual property rights of others, we may not be able to successfully develop and commercialize our product candidates.

The value of our technology will depend in part upon our ability, and those of our collaborators, to obtain patent protection or licenses to patents, maintain trade secret protection and operate without infringing on the rights of third parties. Although we have successfully pursued patent applications in the past, it is possible that:

•	some of all of our pending patent applications, or those we have licensed, may not be allowed;
•	proprietary products or processes that we develop in the future may not be patentable;
•	any issued patents that we own or license may not provide us with any competitive advantages or may be successfully challenged by third parties; or
•	the patents of others may have an adverse effect on our ability to do business.

It is not possible for us to be certain that we are the original and first creator of inventions encompassed by our pending patent applications or that we were the first to file patent applications for any such inventions. Further, any of our patents, once issued, may be declared by a court to be invalid or unenforceable.

Eniluracil is currently protected in the US under an issued method of use patent that we own which expires in 2025 as well as 2 international jurisdictions under issued method of use patents that we own which expire in 2025. We have also exclusively licensed from GlaxoSmithKline method of use patents that expire in 2014 and 2015. STS is currently protected by methods of use patents that we exclusively licensed from Oregon Health & Science University that expire in Europe in 2021 and are currently pending in the United States. None of the above expiry dates take into consideration additional and pending patent applications for Eniluracil that, if issued, could provide additional patent protection nor possible patent term extensions or periods of data exclusivity that may be available upon marketing approval in the various countries worldwide. In addition, periods of marketing exclusivity for STS may also be possible in the United States under orphan drug status. We obtained Orphan Drug Designation in the United States for the use of STS in the prevention of platinum-induced ototoxicity in pediatric patients in 2004, if approved, will have seven years of exclusivity in the United States from the approval date. Refer to the “Description of Business” section of this registration statement for a further description of the United States Orphan Drug Designation.

We may be required to obtain licenses under patents or other proprietary rights of third parties but the extent to which we may wish or need to do so is unknown. Any such licenses may not be available on terms acceptable to us or at all. If such licenses are obtained, it is likely they would be royalty bearing, which would reduce any future income. If licenses cannot be obtained on an economical basis, we could suffer delays in market introduction of planned products or their introduction could be prevented, in some cases after the expenditure of substantial funds. If we do not obtain such licenses, we would have to design around patents of third parties, potentially causing increased costs and delays in product development and introduction or precluding us from developing, manufacturing or selling our planned products, or our ability to develop, manufacture or sell products requiring such licenses could be foreclosed.

Litigation may also be necessary to enforce or defend patents issued or licensed to us or our collaborators or to determine the scope and validity of a third party’s proprietary rights. We could incur substantial costs if litigation is required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our collaborators, or if we initiate such suits. We might not prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject us to significant liabilities, require disputed rights to be licensed from other parties or require us or our collaborators to cease using certain technology or products. Any of these events would likely have a material adverse effect on our business, financial condition and results of operations.

Much of our technological know-how that is not patentable may constitute trade secrets. Our confidentiality agreements might not provide for meaningful protection of our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of information. In addition, others may independently develop or obtain similar technology and may be able to market competing products and obtain regulatory approval through a showing of equivalency to our product that has obtained regulatory approvals, without being required to undertake the same lengthy and expensive clinical studies that we would have already completed.

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The vulnerability to off-label use or sale of our product candidates that are covered only by “method of use” patents may cause downward pricing pressure on these product candidates if they are ever commercialized and may make it more difficult for us to enter into collaboration or partnering arrangements for the development of these product candidates.

STS, one of our product candidates, is currently only covered by “method of use” patents, which covers the use of certain compounds to treat specific conditions, and not by “composition of matter” patents, which would cover the chemical composition of the compound. Method of use patents provides less protection than composition of matter patents because of the possibility of off-label competition if other companies develop or market the compound for other uses. If another company markets a drug that we expect to market under the protection of a method of use patent, physicians may prescribe the other company’s drug for use in the indication for which we obtain approval and have a patent, even if the other company’s drug is not approved for such an indication. Off-label use and sales could limit our sales and exert pricing pressure on any products we develop covered only by method of use patents. Also, it may be more difficult to find a collaborator to license or support the development of our product candidates that are only covered by method of use patents.

If our third party manufacturers breach or terminate their agreements with us, or if we are unable to secure arrangements with third party manufacturers on acceptable terms as needed in the future, we may suffer significant delays and additional costs.

We have no experience manufacturing products and do not currently have the resources to manufacture any products that we may develop. We currently have agreements with contract manufacturers for clinical supplies of STS, Eniluracil and 5-FU, including drug substance providers and drug product suppliers, but they might not perform as agreed in the future or may terminate our agreement with them before the end of the required term. Significant additional time and expense would be required to effect a transition to a new contract manufacturer.

We plan to continue to rely on contract manufacturers for the foreseeable future to produce quantities of products and substances necessary for research and development, preclinical trials, human clinical trials and product commercialization, and to perform their obligations in a timely manner and in accordance with applicable government regulations. If we develop any products with commercial potential, we will need to develop the facilities to independently manufacture such products or secure arrangements with third parties to manufacture them. We may not be able to independently develop manufacturing capabilities or obtain favorable terms for the manufacture of our products. While we intend to contract for the commercial manufacture of our product candidates, we may not be able to identify and qualify contractors or obtain favorable contracting terms. We or our contract manufacturers may also fail to meet required manufacturing standards, which could result in delays or failures in product delivery, increased costs, injury or death to patients, product recalls or withdrawals and other problems that could significantly hurt our business. We intend to maintain a second source for back-up commercial manufacturing, wherever feasible. However, if a replacement to our future internal or contract manufacturers were required, the ability to establish second-sourcing or find a replacement manufacturer may be difficult due to the lead times generally required to manufacture drugs and the need for FDA compliance inspections and approvals of any replacement manufacturer, all of which factors could result in production delays and additional commercialization costs. Such lead times would vary based on the situation, but might be twelve months or longer.

We lack the resources necessary to effectively market our product candidates, and we may need to rely on third parties over whom we have little or no control and who may not perform as expected.

We do not have the necessary resources to market our product candidates. If we develop any products with commercial potential, we will either have to develop a marketing capability, including a sales force, which is difficult and expensive to implement successfully, or attempt to enter into a collaboration, merger, joint venture, license or other arrangement with third parties to provide a substantial portion of the financial and other resources needed to market such products. We may not be able to do so on acceptable terms, if at all. If we rely extensively on third parties to market our products, the commercial success of such products may be largely outside of our control.

We conduct our business internationally and are subject to laws and regulations of several countries which may affect our ability to access regulatory agencies and may affect the enforceability and value of our licenses.

We have conducted clinical trials in the United States, Canada, Europe, Russia and the Pacific Rim and intend to, or may, conduct future clinical trials in these and other jurisdictions. There can be no assurance that any sovereign government will not establish laws or regulations that will be deleterious to our interests. There is no assurance that we, as a Canadian corporation, will continue to have access to the regulatory agencies in any jurisdiction where we might want to conduct clinical trials or obtain regulatory approval, and we might not be able to enforce our license or patent rights in foreign jurisdictions. Foreign exchange controls may have a material adverse effect on our business and financial condition, since such controls may limit our ability to flow funds into or out of a particular country to meet obligations under licenses, clinical trial agreements or other collaborations.

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Our cash invested in money market funds might be subject to loss.

Even though we believe we take a conservative approach to investing our funds, the volatility of the current financial markets exposes us to increased investment risk, including the risks that the value and liquidity of our money market investments could deteriorate significantly and the issuers of the investments we hold could be subject to credit rating downgrades. While we have not experienced any loss or write down of our money market investments in the past, we cannot guarantee that such losses will not occur in future periods.

Risks Related to Our Industry

If we are unable to obtain applicable U.S. and/or foreign regulatory approvals, we will be unable to develop and commercialize our drug candidates.

The preclinical studies and clinical trials of our product candidates, as well as the manufacturing, labeling, sale and distribution, export or import, marketing, advertising and promotion of our product candidates are subject to various regulatory frameworks in the United States, Canada and other countries. Any products that we develop must receive all relevant regulatory approvals and clearances before any marketing, sale or distribution. The regulatory process, which includes extensive preclinical studies and clinical testing to establish product safety and efficacy, can take many years and cost substantial amounts of money. As a result of the length of time, many challenges and costs associated with the drug development process, the historical rate of failures for drug candidates is extremely high. For example, prior development of our compound Eniluracil by GlaxoSmithKline was not successful. Varying interpretations of the data obtained from studies and tests could delay, limit or prevent regulatory approval or clearance. Changes in regulatory policy could also cause delays or affect regulatory approval. Any regulatory delays may increase our development costs and negatively impact our competitiveness and prospects. It is possible that we may not be able to obtain regulatory approval of any of our drug candidates or approvals may take longer and cost more to obtain than expected.

Regulatory approvals, if granted, may entail limitations on the uses for which any products we develop may be marketed, limiting the potential sales for any such products. The granting of product approvals can be withdrawn at any time, and manufacturers of approved products are subject to regular reviews, including for compliance with FDA Good Manufacturing Practices regulations. Failure to comply with any applicable regulatory requirement, which may change from time to time, can result in warning letters, fines, sanctions, penalties, recalling or seizing products, suspension of production, or even criminal prosecution.

Future sales of our product candidates may suffer if they fail to achieve market acceptance.

Even if our product candidates are successfully developed and achieve appropriate regulatory approval, they may not enjoy commercial acceptance or success. Product candidates may compete with a number of new and traditional drugs and therapies developed by major pharmaceutical and biotechnology companies. Market acceptance is dependent on product candidates demonstrating clinical efficacy and safety, as well as demonstrating advantages over alternative treatment methods. In addition, market acceptance is influenced by government reimbursement policies and the ability of third parties to pay for such products. Physicians, patients, the medical community or patients may not accept or utilize any products we may develop.

We face a strong competitive environment. Other companies may develop or commercialize more effective or cheaper products, which may reduce or eliminate the demand for our product candidates.

The biotechnology and pharmaceutical industry, and in particular the field of cancer therapeutics where we are focused, is very competitive. Many companies and research organizations are engaged in the research, development and testing of new cancer therapies or means of increasing the effectiveness of existing therapies, including, among many others, Abbott Laboratories, Amgen, Antisoma, Adventrix, AstraZeneca, Bayer, Bristol-Myers Squibb, EntreMed, Johnson & Johnson, Merck & Co., NeoPharm, Novartis, Onyx, OSI Pharmaceuticals, OXiGENE, Peregrine Pharmaceuticals, Pfizer, Roche, Sanofi-Aventis, and Taiho. Many of these companies have marketed drugs or are developing targeted cancer therapeutics which, depending upon the mechanism of action of such agents could thus be competitors.

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Many of our existing or potential competitors have substantially greater financial, technical and human resources than we do and may be better equipped to develop, manufacture and market products. In addition, many of these competitors have extensive experience with preclinical testing and human clinical trials and in obtaining regulatory approvals. Also, some of the smaller companies that compete with us have formed collaborative relationships with large, established companies to support the research, development, clinical trials and commercialization of any products that they may develop. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for research, clinical development and marketing of products similar to those we seek to develop. These companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our projects.

We are likely to face competition in the areas of product efficacy and safety, ease of use and adaptability, as well as pricing, product acceptance, regulatory approvals and intellectual property. Competitors could develop more effective, safer and more affordable products than we do, and they may obtain patent protection or product commercialization before we do or even render our product candidates obsolete. The existence of competitive products, including products or treatments of which we are not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of any products that we develop.

We may face product liability claims that could require us to defend costly lawsuits or incur substantial liabilities that could adversely impact our financial condition, receipt of regulatory approvals for our product candidates and our results of operation.

The use of our product candidates in clinical trials and for commercial applications, if any, may expose us to liability claims in the event that such product candidates cause injury or death or result in other adverse effects. These claims could be made by health care institutions, contract laboratories, and subjects participating in our clinical studies, patients or others using our product candidates. In addition to liability claims, certain serious adverse events could require interruption, delay and/or discontinuation of a clinical trial and potentially prevent further development of the product candidate. We carry clinical trial insurance but the coverage may not be sufficient to protect us from legal expenses and liabilities we might incur. Litigation is very expensive, even if we are successful. In addition, our existing coverage may not be adequate if we further develop products, and future coverage may not be available in sufficient amounts or at reasonable cost. In addition, we might reduce the amount of this coverage due to our limited financial resources. Adverse liability claims may also harm our ability to obtain or maintain regulatory approvals.

We use hazardous material and chemicals in our research and development, and our failure to comply with laws related to hazardous materials could materially harm us.

Our research and development processes involve the controlled use of hazardous materials, such as flammable organic solvents, corrosive acids and corrosive bases. Accordingly, we are subject to federal, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources and may not be covered by our general liability insurance. We currently do not carry insurance specifically for hazardous materials claims. We may be required to incur significant costs to comply with environmental laws and regulations, which may change from time to time.

Efforts to reduce product pricing and health care reimbursement and changes to government policies could negatively affect the commercialization of our product candidates.

If any of our product candidates achieve regulatory approval, we may be materially adversely affected by the continuing efforts of governmental and third-party payors to contain or reduce health care costs. For example, if we succeed in bringing one or more products to market, such products may not be considered cost-effective and the availability of consumer reimbursement may not exist or be sufficient to allow the sale of such products on a competitive basis. The constraints on pricing and availability of competitive products may further limit our pricing and reimbursement policies as well as adversely impact market acceptance and commercialization for the products.

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In many markets, the pricing or profitability of healthcare products is subject to government control. In recent years, federal, state, provincial and local officials and legislators have proposed or are proposing a variety of price-based reforms to the healthcare systems in the United States, Canada and elsewhere. Some proposals include measures that would limit or eliminate payments from third-party payors to the consumer for certain medical procedures and treatments or allow government control of pharmaceutical pricing. The adoption of any such proposals or reforms could adversely affect the commercial viability of our product candidates.

In the U.S., there have been numerous proposals considered at the federal and state levels for comprehensive reforms of health care and its cost, and it is likely that federal and state legislatures and health agencies will continue to focus on health care reform in the future. Congress has considered legislation to reform the U.S. health care system by expanding health insurance coverage, reducing health care costs and making other changes. While health care reform may increase the number of patients who have insurance coverage for our products, it may also include cost containment measures that adversely affect reimbursement for our products. Congress has also considered legislation to change the Medicare reimbursement system for outpatient drugs, increase the amount of rebates that manufacturers pay for coverage of their drugs by Medicaid programs and facilitate the importation of lower-cost prescription drugs that are marketed outside the U.S. Some states are also considering legislation that would control the prices of drugs, and state Medicaid programs are increasingly requesting manufacturers to pay supplemental rebates and requiring prior authorization by the state program for use of any drug for which supplemental rebates are not being paid. Managed care organizations continue to seek price discounts and, in some cases, to impose restrictions on the coverage of particular drugs. Government efforts to reduce Medicaid expenses may lead to increased use of managed care organizations by Medicaid programs. This may result in managed care organizations influencing prescription decisions for a larger segment of the population and a corresponding constraint on prices and reimbursement for our products.

Any significant changes in the healthcare system in the United States, Canada or abroad would likely have a substantial impact on the manner in which we conduct business and could have a material adverse effect on our ability to raise capital and the viability of product commercialization.

Risks Related to This Offering

We will have immediate and broad discretion over the use of the net proceeds from this offering.

The net proceeds from the exercise of Warrants pursuant to this offering will be immediately available to us to use at our discretion. We intend to use the net proceeds to continue to clinically develop our products and for working capital purposes. However, if less than all of the Warrants are exercised, only a portion of the Warrant Shares being offered by this prospectus may be issued and, as a result, our net proceeds may be significantly less than the amount required to complete all clinical requirements. Our judgment in how to use the net proceeds from this offering may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial, or other information upon which we base our decisions.

As the offering is not underwritten, no underwriter has conducted an independent review to verify the things we say in this prospectus.

Our offering is not underwritten. Thus, there has not been an independent “due diligence” review of matters covered by this prospectus, such as might be conducted by an underwriter had one been affiliated with this offering.

Illiquid trading market for the Warrant Shares.

The Warrant Shares will be available for trading on the OTC Market: OTCQB and will be listed on the TSX, however, such listing is subject to us fulfilling all of the listing requirements of the TSX. There is currently a very limited trading market in our common stock and a more active market is not expected to develop, and, accordingly, you may have difficulty in selling your Warrant Shares should you desire to do so in the future.

Risks Related to Our Common Stock

Our common stock has been delisted from NYSE Alternext US LLC (formerly the American Stock Exchange), which may make it more difficult for stockholders to dispose of their shares.

In December 2008, we received notice from the NYSE Alternext US, LLC (formerly the American Stock Exchange), or AMEX, that we were not in compliance with Section 1003(a)(ii) of its Company Guide, because our stockholders’ equity was below $6 million and we had incurred losses from continued operations and net losses in the five most recent fiscal years. On January 20, 2009, we voluntarily filed to delist our common stock from the AMEX and effective January 30, 2009, our common stock no longer traded on the AMEX. As a result, any trading of our common stock in the U.S. will need to be conducted in the over-the-counter market, on the OTCQB. In addition, our common stock is also subject to the SEC’s penny stock rules, which impose additional requirements on broker-dealers who effect trades. As a result, stockholders might have difficulty selling our common stock.

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We may be unable to maintain the listing of our common stock on the TSX and that would make it more difficult for stockholders to dispose of their common stock.

Our common stock is currently listed on the TSX. The TSX has rules for continued listing, including minimum market capitalization and other requirements, that we might not meet in the future, particularly if the price of our common stock does not increase or we are unable to raise additional capital to continue operations. In January 2009, our common stock was delisted from the AMEX as we did not meet the continued listing requirements of that exchange. On September 8, 2012, the Toronto Stock Exchange issued an official delisting review of our common stock. The remedial delisting review was initiated because the value of the shares of our common stock that are held by “public shareholders” had been below the CAD$2.0 million threshold required under the TSX continuing listing standards for a period of 30 consecutive trading days. On January 7, 2013, the Toronto Stock Exchange completed its review of the Company and determined that the Company met TSX's continued listing requirements.

Delisting from the TSX would make it more difficult for stockholders to dispose of their common stock and more difficult to obtain accurate quotations on our common stock. This could have an adverse effect on the price of our common stock. There can be no assurances that a market maker will make a market in our common stock on the OTCQB or any other stock quotation system after delisting. Furthermore, securities quoted on the Pink Sheets generally have significantly less liquidity than securities traded on a national securities exchange, not only in the number of shares that can be bought and sold, but also through delays in the timing of transactions and lower market prices than might otherwise be obtained. As a result, stockholders might find it difficult to resell shares at prices quoted in the market or at all. Furthermore, because of the limited market and generally low volume of trading in our common stock, our common stock is more likely to be affected by broad market fluctuations, general market conditions, fluctuations in our operating results, changes in the market’s perception of our business, and announcements made by us, our competitors or parties with whom we have business relationships. Our ability to issue additional securities for financing or other purposes, or to otherwise arrange for any financing we may need in the future, may also be materially and adversely affected by the fact that our securities are not traded on a national securities exchange.

The market price of our common stock is highly volatile and could cause the value of your investment to significantly decline.

Historically, the market price of our common stock has been highly volatile and the market for our common stock has from time to time experienced significant price and volume fluctuations, some of which are unrelated to our operating performance. From July 1, 2008 to March 16, 2013, the trading price of our stock fluctuated from a high closing price of CAD$3.60 per share to a low closing price of CAD$0.08 per share on the TSX. From July 1, 2008 until our delisting on January 30, 2009, the trading price of our stock fluctuated from a high closing price of $4.14 per share to a low closing price of $0.18 per share on the AMEX. Historically, our common stock has had a low trading volume, and may continue to have a low trading volume in the future. This low volume may contribute to the volatility of the market price of our common stock. It is likely that the market price of our common stock will continue to fluctuate significantly in the future.

The market price of our stock may be significantly affected by many factors, including without limitation:

•	the need to raise additional capital and the terms of any transaction we are able to enter into;
•	other external factors generally or stock market trends in the pharmaceutical or biotechnology industries specifically;
•	announcements of licensing agreements, joint ventures, collaborations or other strategic alliances that involve our products or those of our competitors;
•	innovations related to our or our competitors’ products;
•	actual or potential clinical trial results related to our or our competitors’ products;
•	our financial results or those of our competitors;
•	reports of securities analysts regarding us or our competitors;
•	developments or disputes concerning our licensed or owned patents or those of our competitors;
•	developments with respect to the efficacy or safety of our products or those of our competitors; and
•	health care reforms and reimbursement policy changes nationally and internationally.

Our common stock is deemed to be a “penny stock,” which may make it more difficult for investors to sell their shares due to suitability requirements.

Our common stock is subject to Rule 15g-1 through 15g-9 under the Exchange Act, which imposes certain sales practice requirements on broker-dealers which sell our common stock to persons other than established customers and “accredited investors” who are generally individuals with a net worth in excess of $1,000,000 (excluding the value of their primary residence) or annual incomes exceeding $200,000, or $300,000, together with their spouses. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. This rule adversely affects the ability of broker-dealers to sell our common stock and the ability of our stockholders to sell their shares of common stock.

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Additionally, our common stock is subject to the SEC regulations for “penny stock.” Penny stock includes any equity security that is not listed on a national exchange and has a market price of less than $5.00 per share, subject to certain exceptions. The regulations require that prior to any non-exempt buy/sell transaction in a penny stock, a disclosure schedule set forth by the SEC relating to the penny stock market must be delivered to the purchaser of such penny stock. This disclosure must include the amount of commissions payable to both the broker-dealer and the registered representative and current price quotations for the common stock. The regulations also require that monthly statements be sent to holders of penny stock that disclose recent price information for the penny stock and information on the limited market for penny stocks. These requirements adversely affect the market liquidity of our common stock.

Our existing principal stockholders hold a substantial number of shares of our common stock and may be able to exercise influence in matters requiring approval of stockholders.

At March 16, 2013, our current stockholders separately representing more than 5% ownership in our Company collectively represented beneficial ownership of approximately 60% of our common stock. In particular, Southpoint Capital Advisors LP owns or exercises control over 11 million shares of common stock, representing approximately 45% of the issued and outstanding common stock. In addition, Mr. Robert Butts individually owns approximately 2.3 million shares, or 9% of our common stock, and he served as Chairman of our Board of Directors until June 2011. Further, 683 Capital LLC, owns approximately 2.1 million shares, or 9% of our common stock. Southpoint Capital, our other 5% stockholders, and other insiders, acting alone or together, might be able to influence the outcomes of matters that require the approval of our stockholders, including but not limited to certain equity transactions (such as a financing), an acquisition or merger with another company, a sale of substantially all of our assets, the election and removal of directors, or amendments to our incorporating documents. These stockholders might make decisions that are adverse to your interests. The concentration of ownership could have the effect of delaying, preventing or deterring a change of control of our company, which could adversely affect the market price of our common stock or deprive our other stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company.

There are a large number of shares of our common stock underlying outstanding warrants and options, and reserved for issuance under our stock option plan, that may be sold in the market, which could depress the market price of our stock and result in substantial dilution to the holders of our common stock.

Sale or issuance of a substantial number of shares of our common stock in the future could cause the market price of our common stock to decline. It may also impair our ability to obtain additional financing. At March 16, 2013, we had outstanding warrants to purchase approximately 18.1 million shares of our common stock which had a weighted average exercise price of $1.44. In addition, at March 16, 2013, there were approximately 5.5 million shares issuable upon the exercise of stock options granted by us of which approximately 4.2 million options were denominated in Canadian dollars and had a weighted average exercise price of CAD$0.78 per common share and approximately 1.3 million options were denominated in U.S. dollars and had a weighted average exercise price of $0.67 per common share. We may also issue further warrants as part of any future financings as well as the additional 0.7 million options to acquire our common stock currently remaining available for issuance under our stock option plan.

We may need to raise substantial additional funds in the near future to continue our operations. Any equity offering could result in significant dilution to the ownership interests of shareholders and may result in dilution of the value of such interests and any debt offering will increase financial risk.

In order to satisfy our anticipated capital requirements to develop our products, we may need to raise substantial additional funds through either the sale of additional equity, the issue of securities convertible into equity, the issuance of debt, the establishment of collaborations that provide us with funding, the out-license or sale of certain aspects of our intellectual property portfolio, or from other sources. The most likely sources of financing that may be available to us in the near term are the sale of shares of common stock and/or securities convertible into common stock and the issuance of debt.

We cannot predict the size of future issues of common stock or the issue of securities convertible into common stock or the effect that any such future issues and sales of common stock will have on the market price of our common stock. However, given the current market price of our common stock, any transaction involving the issue of common stock, or securities convertible into common stock, will likely result in immediate and substantial dilution to present and prospective holders of common stock. Alternatively, we may rely on debt financing and assume debt obligations that require us to make substantial interest and capital payments and to pledge some or all of our assets as collateral to secure such debt obligations.

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We have not paid any dividends since incorporation and do not anticipate declaring any dividends in the foreseeable future. As a result, you will not be able to recoup your investment through the payment of dividends on your common stock and the lack of a dividend payable on our common stock might depress the value of your investment.

We will use all available funds to finance the development of our product candidates and operation of our business. Our directors will determine if and when dividends should be declared and paid in the future based on our financial position at the relevant time, but since we have no present plans to pay dividends, you should not expect receipt of dividends either for your cash needs or to enhance the value of your common stock.

USE OF PROCEEDS

The net proceeds from this offering, after paying fees and expenses relating to this offering, will be used for working capital and general corporate purposes. We intend to primarily use the net proceeds on the development of Eniluracil.

PLAN OF DISTRIBUTION

Instructions for Exercising Warrants

Holders of Warrants that are held directly in certificated form may exercise Warrants by completing and duly executing Attachment 1 – “Notice of Exercise” and delivering Holder’s original Warrant certificate, together with payment in full of the Exercise Price for the Warrant Shares purchased, to Olympia Transfer Services, Inc. (the “Warrant Registrar”) at the address listed below, at or prior to 5:00 p.m., Ottawa time, on March 30, 2016, the expiration date of the Warrants.

Warrant Certificate Delivery Method:	By Mail/Commercial Courier/Hand Delivery

Address/Number:	Olympia Transfer Services
Suite 920, 120 Adelaide Street West
Toronto, Ontario M5H 1T1
(416) 364-8081

Delivery to an address other than the address listed above will not constitute valid delivery and, accordingly, may be rejected by us.

Holders of Warrants in “book entry” form through a broker, dealer, trustee, depository for securities, custodian bank or other nominee that desire to exercise their Warrants should contact the appropriate institution or nominee and request it to effect the transaction for them, including making arrangements for payment of the Exercise Price and the completion/execution of any documentation required.

Holders will have no right to rescind their Warrant exercises after receipt of their payment of the Exercise Price for the Warrant Shares purchased.

To the extent Holder wishes to exercise less than the total number of Warrant Shares underlying its Warrants, pursuant to the terms of the Warrants, such Holder shall be entitled to receive a new Warrant back covering the number of Warrant Shares for which such Warrant had not been exercised.

The Warrant Shares are being offered directly by us without the services of an underwriter, dealer, finder or selling agent. As such, we will not be required to pay any underwriters’ discounts or commissions relating to the Warrant Shares covered by the registration statement.

We will be responsible for all fees and expenses incurred in connection with the distribution of the Warrant Shares, including the fees of our Warrant Registrar. The Warrant Registrar has previously been paid a fee of approximately $7,500 for its administrative, processing, invoicing and other services, plus reimbursement for all reasonable out-of-pocket expenses related to this offering.

Any questions or requests for assistance concerning the method of exercising the Warrants and purchasing underlying Warrant Shares or for additional copies of this prospectus or Warrant certificates may be directed to the Warrant Registrar at its telephone number and address listed above. The Warrant Registrar will not be under any duty to give notification of any defect or irregularity in connection with the submission of Warrant certificates or incur any liability for failure to give such notification.

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All questions concerning the timeliness, validity, form and eligibility of any exercise of Warrants in accordance with the terms of the Warrants will be determined by us, whose determinations will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any Warrant if it’s not accomplished in accordance with the terms of the Warrant.

Payment for Warrant Shares

The Exercise Price shall equal the then applicable Exercise Price multiplied by the number of whole Warrant Shares being issued. Payment for the Exercise Price shall be payable by certified or bank check, or by wire transfer, in each case payable to Olympia Transfer Services as Agent for benefit of (FBO) Adherex Technologies Inc. All payments for Warrant Shares by a Holder must be in Canadian dollars. Non-Canadian Holders shall make the payment of such Exercise Price based on the US/Canadian currency exchange rate in effect at the effective time of exercise of such Warrants. The Warrant Registrar will deposit all funds received by it into a segregated account pending distribution of the respective Warrant Shares.

The method of delivery of Warrant certificates and payment of the Exercise Price to us will be at the election and risk of the Holders, but if sent by mail it is recommended that such certificates and payments be sent by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the Warrant Registrar and clearance of payment prior to 5:00 p.m., Ottawa time, on the Expiration Date. Because uncertified personal checks may take at least five business days to clear, you are strongly urged to pay, or arrange for payment, by means of certified or cashier’s check or money order. Whichever of the methods described above is used, issuance of the Warrant Shares purchased is subject to collection of checks and actual payment.

Delivery of Warrant Shares

Holders of Warrant certificates who have properly exercised such Warrants will be mailed stock certificates for the total number of whole Warrant Shares it purchased promptly after payment of the Exercise Price for such Warrant Shares has cleared.

Holders whose Warrants are held through a securities broker or dealer, bank, custodian or trust company, nominee or other Participant in the book-based systems administered by CDS or DTC will have any Warrant Shares that they purchased credited to the account of Cede & Co. or the other depository or nominee promptly after payment of the Exercise Price for such Warrant Shares has cleared. Neither we nor the Warrant Registrar agent will have liability for: (i) the records maintained by CDS, DTC or Participants relating to the Warrants and the Warrant Shares, or the book-entry accounts maintained by them; (ii) maintaining, supervising or reviewing any records relating to the Warrants or the Warrant Shares; or (iii) any advice or representations made or given by CDS, DTC or Participants with respect to the rules and regulations of CDS or DTC or any action to be taken by CDS, DTC of their Participants.

The Warrant Shares will be available for trading on the OTC Market: OTCQB and listed on the TSX. Such listing is subject to us fulfilling all of the listing requirements of the TSX. However, there is currently a very limited trading market in our common stock and a more active market is not expected to develop as a result of this offering, and, accordingly, you may have difficulty in selling the Warrant Shares you have received upon the exercise of Warrants, should you desire to do so in the future. There can be no assurance that we will continue to fulfill all of the listing requirements of the TSX. See “Risk Factors — Risks Related to Our Common Stock” on page 13.

State Securities Law Considerations

We are not making this offering in any state or other jurisdiction in which it is unlawful to do so.

MATERIAL U.S. AND CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF THIS OFFERING

The following discussion sets forth certain material United States and Canadian federal income tax consequences resulting from the distribution to a "U.S. Holder" and related transactions by the U.S. Holder, including the exercise or expiration of Warrants, and the disposition of Warrant Shares or Warrants. For purposes of this discussion, a U.S. Holder means (1) any U.S. person who holds Warrants or Warrant Shares issued upon the exercise of the Warrants ("Initial U.S. Holder") and (2) any U.S. person other than an Initial U.S. Holder who acquires such Warrants or Warrant Shares issued upon exercise of such Warrants ("Subsequent U.S. Holder"). For purposes of our discussion, a U.S. person is:

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•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any subdivision thereof;
•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or
•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (or if the trust was in existence on August 20, 1996, and has validly elected to be treated as a U.S. person under applicable Treasury regulations); and
•	for purposes of the Income Tax Act (Canada) (the “Tax Act”) is neither resident nor deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold their Warrants or Warrant Shares in connection with carrying on business in Canada (a “Non-Resident Holder”).

Material U.S. Federal Income Tax Considerations

We have not sought, and will not seek, a ruling from the IRS regarding the Federal income tax consequences of this offering or the related Warrant Share issuance.  The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion is not a representation of, nor does it address, all aspects of United States federal income taxation that may be relevant to any particular U.S. Holder based on such U.S. Holder’s individual circumstances. The following discussion does not address the tax consequences of this offering or the related Warrant Share issuance under foreign, state, or local tax laws, or the alternative minimum tax provisions or U.S. federal income tax consequences to U.S. Holders that are subject to special treatment. Additionally, the discussion does not consider the tax treatment of persons who hold Warrants or Warrant Shares through a partnership or other pass-through entity or the possible application of U.S. federal gift or estate tax.

THIS DISCUSSION DOES NOT ADDRESS THE IMPACT OF AN INVESTOR'S INDIVIDUAL TAX CIRCUMSTANCES. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF AN INVESTMENT IN THE WARRANTS OR WARRANT SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL OR FOREIGN TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Tax Basis and Holding Period of Warrants.

The discussion under this subheading applies only to Initial U.S. Holders. The tax basis of the Warrants shall equal its fair market value on the date of distribution to Holder.  The holding period of the Warrants will begin on the date the Warrants are received by Holder.

Exercise of Warrants; Basis and Holding Period of Warrant Shares; Sale, Exchange or Other Disposition of Warrant Shares.

This discussion is qualified by the discussions below under the subheading “Tax Consequences if We Are a Passive Foreign Investment Company.”

Gain or loss will be recognized by a U.S. Holder upon the sale, exchange or other disposition of the Warrants or Warrant Shares, as the case may be, in an amount equal to the difference between the amount realized and the tax basis of the Warrants or Warrant Shares, as the case may be. Such gain or loss will be a capital gain or loss and will be considered long-term capital gain or loss if the U.S. Holder's holding period in the Warrants or Warrant Shares is more than one year. Long-term capital gains of certain non-corporate taxpayers generally are taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

No gain or loss will be recognized by a Holder upon the exercise of Warrants.  The Warrant Shares that the U.S. Holder acquires as a result of exercising the Warrant will have a tax basis equal to Holder’s adjusted tax basis in the Warrant, if any, plus the Exercise Price.  The holding period of the Warrant Shares will begin on the day the Warrant is exercised.

If the U.S. Holder allows the Warrant to lapse or expire without exercise, the Warrant is deemed to be sold or exchanged on the date of expiration.  Therefore, Holder will generally recognize a capital loss in an amount equal to Holder’s tax basis in the Warrant.  The loss is treated as short-term or long-term depending on Holder’s holding period in the Warrant.

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Gains and losses recognized by a U.S. Holder on a sale, exchange or other disposition of Warrants or Warrant Shares, as applicable, generally will have a U.S. source for foreign tax credit purposes.

Tax Consequences if We Are a Passive Foreign Investment Company

A foreign corporation generally will be treated as a “passive foreign investment company” (“PFIC”) if, after applying certain “look-through” rules, either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value of its assets is attributable to assets that produce or are held to produce passive income. Passive income for this purpose generally includes dividends, interest, rents, royalties and gains from securities and commodities transactions. The look-through rules require a foreign corporation that owns at least 25% by value, of the stock of another corporation to treat a proportionate amount of assets and income as held or received directly by the foreign corporation.

The Company has not made the analysis necessary to determine whether or not it is currently a PFIC or whether it has ever been a PFIC.  There can be no assurance that the Company is not, has never been or will not in the future be a PFIC. If the Company were to be treated as a PFIC, any gain recognized by a U.S. holder upon the sale (or certain other dispositions) of common stock (or the receipt of certain distributions) generally would be treated as ordinary income, and a U.S. holder may be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain “excess distributions,” including any gain on the sale or certain dispositions of common stock. In order to avoid this tax consequence, a U.S. holder (i) may be permitted to make a “qualified electing fund” election, in which case, in lieu of such treatment, such holder would be required to include in its taxable income certain undistributed amounts of the Company’s income or (ii) may elect to mark-to-market the common stock and recognize ordinary income (or possible ordinary loss) each year with respect to such investment and on the sale or other disposition of the common stock. Additionally, if the Company is deemed to be a PFIC, a U.S. holder who acquires common stock in the Company from a decedent will be denied the normally available step-up in tax basis to fair market value for the common stock at the date of the death and instead will have a tax basis equal to the decedent’s tax basis if lower than fair market value. Neither the Company nor its advisors have the duty to or will undertake to inform U.S. holders of changes in circumstances that would cause the Company to become a PFIC. U.S. holders should consult their own tax advisors regarding the application of the PFIC rules including eligibility for and the manner and advisability of making certain elections in the event the Company is determined to be a PFIC at any point in time after the date of this prospectus. The Company does not currently intend to take the action necessary for a U.S. holder to make a “qualified electing fund” election in the event the Company is determined to be a PFIC.

Tax Consequences if We Are a Controlled Foreign Corporation.

A foreign corporation will be treated as a “controlled foreign corporation” (“CFC”) for United States federal income tax purposes if, on any day during the taxable year of such foreign corporation, more than 50% of the equity interests in such corporation, measured by reference to the combined voting power or value of the equity of the corporation, is owned directly or by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code by United States Shareholders. For this purpose, a “United States Shareholder” is any United States person that possesses directly, or by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code, 10% or more of the combined voting power of all classes of equity in such corporation. If a foreign corporation is a CFC for an uninterrupted period of 30 days or more during any taxable year, each United States Shareholder of the corporation who owns, directly or indirectly, shares in the corporation on the last day of the taxable year on which it is a CFC will be required to include in its gross income for United States federal income tax purposes its pro rata share of the CFC’s “Subpart F income,” even if the Subpart F income is not distributed. Subpart F income generally includes passive income but also includes certain related party sales, manufacturing and services income.

United States persons who might, directly, indirectly or constructively, acquire 10% or more of the shares of the Company or any of its non-U.S. subsidiaries, and therefore might be a United States Shareholder, should consider the possible application of the CFC rules, and consult a tax advisor with respect to such matter.

Dividends Paid on Warrant Shares

Distributions paid on the Warrant Shares (including any Canadian taxes withheld) to a U.S. Holder will be treated as ordinary dividend income for United States federal income tax purposes to the extent of the Company’s current and accumulated earnings and profits (as computed for U.S. federal income tax purposes). Such dividends, which will be treated as foreign source income for U.S. foreign tax credit purposes, generally will not qualify for the dividends-received deduction available to corporations. Distributions in excess of such earnings and profits will be applied against and will reduce the shareholder’s tax basis in the Warrant Shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such Warrant Shares. The amount of the distribution will equal the US Dollar value of the distribution, calculated by reference to the exchange rate in effect on the date the distribution is received (or otherwise made available to the U.S. Holders), regardless of whether a payment in Canadian currency is actually converted to US Dollars at that time. U.S. Holders should consult their own tax advisors concerning the treatment of foreign currency gain or loss, if any, on any Canadian currency received which is converted into US Dollars subsequent to receipt.

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For 2012, under current law, U.S. federal income tax on qualified dividends paid to non-corporate U.S. holders are taxed at a reduced rates of either 0% or 15%. In 2013 rates will be 0%, 15% or 20%. In both years the rate would depend upon the amount of such shareholder’s taxable income. If a non-corporate U.S. Holder does not hold the Warrant Shares for more than 60 days during the 120 day period beginning 60 days before an ex-dividend date, dividends received on the Warrant Shares are not eligible for reduced rates. Dividends received from a foreign corporation that was a passive foreign investment company (as further discussed above) in either the taxable year of the distribution or the preceding taxable year are not qualified dividend income.

Qualified dividend income includes dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” includes a foreign corporation whose shares are readily tradable on an established securities market in the United States as well as a foreign corporation that is entitled to the benefits of a comprehensive income tax treaty with the United States which includes an exchange of information program. Canada and the United States are parties to a comprehensive income tax treaty which includes an exchange of information program. The United States Treasury Department will periodically issue guidance regarding which income tax treaties will be satisfactory for treating a corporation as a “qualified foreign corporation”. In the event the Warrant Shares should not be readily tradable on an established securities market in the United States, non-corporate U.S. Holders should consult their own tax advisors as to whether any distributions paid on the Warrant Shares will be taxed for United States federal income tax purposes at reduced tax rates.

Credit for Canadian Taxes Withheld

Subject to certain conditions and limitations, any Canadian tax withheld or paid with respect to dividends on the Warrant Shares generally will be eligible for credit against a U.S. Holder’s United States federal income tax liability at such U.S. Holder’s election. The Code provides limitations on the amount of foreign tax credits that a U.S. Holder may claim, including extensive separate computation rules under which foreign tax credits allowable with respect to specific categories of income cannot exceed the United States federal income taxes otherwise payable with respect to each such category of income. Dividends with respect to the Warrant Shares generally will be classified as foreign source “passive income” for the purpose of computing a U.S. Holder’s foreign tax credit limitations for U.S. foreign tax credit purposes. The availability of the Canadian withholding tax as a foreign tax credit will also be subject to certain restrictions on the use of such credits, including a prohibition on the use of the credit to reduce liability for the United States individual and corporate minimum taxes by more than 90%. Alternatively, U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Canadian income tax withheld or paid, but only for a year in which these U.S. Holders elect to do so for all foreign income taxes. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and if you would be entitled to this credit.

Tax Consequences for Non-U.S. Holders of Warrant Shares

Except as described in “Information Reporting and Back-up Withholding” below, a non-U.S. holder of Warrant Shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, the Warrant Shares, unless:

—	the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and:
(i)	in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment; or

(ii)	in the case of an individual, the item is attributable to a fixed place of business in the United States;
—	the non-U.S. holder is an individual who holds the common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or
—	the non-U.S. holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.

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Information Reporting and Back up Withholding

A non-corporate U.S. Holder may, under certain circumstances, be subject to information reporting requirements and “backup withholding”, currently at a 28% rate, on cash payments in the United States of dividends on, and the proceeds of disposition of, the Warrant Shares. Backup withholding will apply only if a U.S. Holder: (a) fails to furnish its social security or other taxpayer identification number (“TIN”) within a reasonable time after the request therefore; (b) furnishes an incorrect TIN; (c) is notified by the IRS that it has failed properly to report payments of interest and dividends; or (d) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. U.S. Holders should consult their tax advisors regarding their qualification for exemption, if applicable. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against such U.S. Holder’s federal income tax liability, provided that the required information is furnished to the IRS.

Material Canadian Federal Income Tax Considerations

Non-Residents of Canada

The following portion of the summary is generally applicable to a U.S. Holder. Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

Exercise of Warrants

The exercise of Warrants will not constitute a disposition of property for purposes of the Tax Act and, consequently, no tax will be payable under the Tax Act by a U.S. Holder upon the exercise of Warrants. Warrant Shares acquired by a U.S. Holder upon the exercise of Warrants will have a cost to the U.S. Holder equal to the aggregate of the Warrant exercise price and the adjusted cost base to the U.S. Holder of the exercised Warrants. The adjusted cost base of each such Warrant Share held by a U.S. Holder will be averaged with the adjusted cost base of each other share of common stock held by the U.S. Holder.

Disposition of Warrants or Warrant Shares

Upon the disposition of a Warrant or Warrant Share by a U.S. Holder (in the case of Warrants, other than pursuant to the exercise or expiry thereof), the U.S. Holder will not be subject to tax under the Tax Act in respect of any capital gain realized unless Warrant or Warrant Share, as the case may be, disposed of constitutes “taxable Canadian property” of the U.S. Holder and the U.S. Holder is not entitled to relief under an applicable tax treaty or convention. Warrants and Warrant Shares will generally not constitute “taxable Canadian property” of such U.S. Holder unless at any time in the preceding 60 months both of the following statements were true: (a) the U.S. Holder, together with persons with whom the U.S. Holder does not deal at arm’s length, held shares and/or rights to acquire shares (including Warrants) representing 25% or more of the issued shares of any class of the capital stock of the Company; and (b) more than 50% of the fair market value of the common stock was derived directly or indirectly from one or any combination of (i) real or immovable property situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties, and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (i) to (iii).

Upon the expiry of an unexercised Warrant, a U.S. Holder will not be subject to tax under the Tax Act in respect of the disposition of the unexercised Warrant. The Holder will generally recognize a capital loss in an amount equal to the Holder’s adjusted cost base in the Warrant.

U.S. Holders whose Warrants or Warrant Shares constitute “taxable Canadian property” should consult their own tax advisors for advice having regard to their particular circumstances.

If the U.S. Holder surrenders Warrant Shares to the Company for cancellation, the U.S. Holder will be deemed to dispose of the Warrant Shares to the Company, and the proceeds received will be deemed to be a dividend paid by the Company to the U.S. Holder to the extent that the proceeds exceed the paid-up capital of the Warrant Shares so surrendered.

Dividends paid on Warrant Shares

Dividends paid, credited or deemed to have been paid or credited on the Warrant Shares held by a U.S. Holder will be subject to a Canadian withholding tax under the Tax Act at a rate of 25% of the gross amount of the dividends. Under the tax convention between Canada and the United States (the “Tax Treaty”), the rate of withholding tax on dividends generally applicable to U.S. Holders who beneficially own the dividends is reduced to 15%. In the case of U.S. Holders that are corporations that beneficially own at least 10% of the Company’s voting shares, the rate of withholding tax on dividends generally is reduced to 5%. So-called “fiscally transparent” entities, such as United States limited liability companies, or LLCs, are not entitled to rely on the terms of the Tax Treaty, and therefore do not benefit from these reduced rates, however, reduced rates under the Tax Treaty apply to members of fiscally transparent entities who would be entitled to rely on the Tax Treaty if they held the Warrant Shares directly. Members of such entities are regarded as holding their proportionate share of the Warrant Shares held by the entity for the purposes of the Tax Treaty.

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DESCRIPTION OF SECURITIES REGISTERED

The following is a summary description of the Warrant Shares being offered pursuant to this registration statement upon exercise of the Warrants. You should also refer to our Notice of Articles and Articles, as amended, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

Warrants

The Warrants entitle Holder to purchase up to 4,697,732 Warrant Shares at an exercise price of CAD$1.44 per whole share. The Warrants will expire five years from the date of issuance, or March 30, 2016. The number of shares for which the Warrants may be exercised and the exercise price applicable to the Warrants will be proportionately adjusted in the event that we make distributions of our common stock, or subdivide, combine or reclassify outstanding shares of our common stock, or if we pay a dividend in securities or property other than common stock. In the case of a merger or consolidation of us into another company where we are not the surviving company, Holder will have the right to receive a new warrant in the surviving corporation. We are required to reserve from our authorized and unissued share capital a sufficient number of shares of our common stock to provide for the issuance of the Warrant Shares upon exercise of the Warrants. As of April 1, 2013, the registrant had approximately 84,559,178 Warrants issued and outstanding to purchase a total of 4,697,732 Warrant Shares (after adjusting the number of common shares issuable upon exercise of said Warrants as a result of the Share Consolidation).

Warrant Shares

Each Holder is entitled to exercise Warrants on the basis of eighteen Warrants for one Warrant Share at an exercise price of CAD $1.44 per whole share, as a result of the Share Consolidation. Pursuant to our charter, we are authorized to issue an unlimited number of shares of common stock, no par value. Each holder of a Warrant Share is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our Notice of Articles or Articles, as amended. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Holders of Warrant Shares have no preemptive subscription, redemption or conversion rights or other subscription rights. Upon our liquidation, dissolution or winding-up, the holders of Warrant Shares are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all Warrant Shares to be issued in this offering, when they are paid for, will be fully paid and non-assessable.

Exchange Controls; Restrictions on Voting or Ownership

There is no law, governmental decree or regulation in Canada that affects the remittance of dividends, interest or other payments to a non-resident holder of any of our securities, including the Warrants and Warrant Shares, other than withholding tax requirements discussed in “Material Canadian Federal Income Tax Considerations” below.

The Warrants, by their terms, do not carry a right to vote. There is no limitation imposed by the laws of Canada or by our charter or other constituent documents on the right of a non-resident to hold or vote our common stock, other than as provided in the Investment Canada Act, which subjects an acquisition of control of a Canadian business (as those terms are defined therein) by a non-Canadian to government review if the book value of the Canadian business’ assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be of net benefit to Canada.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed for such purpose on a contingency basis, or had, or is to receive, in connection with this offering, a substantial interest, direct or indirect, in us or any of our parents or subsidiaries, nor was any such person connected with us or any of our parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

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CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this prospectus are “forward-looking statements” and we intend that such forward-looking statements be subject to the safe harbors thereby. These statements are based on the current expectations, forecasts, and assumptions of our management and are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate,” “project,” “plan,” and other similar words are one way to identify such forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements with respect to (1) our anticipated sources and uses of cash and cash equivalents; (2) our anticipated commencement dates, completion dates and results of clinical trials; (3) our efforts to pursue collaborations with the government, industry groups or other companies; (4) our anticipated progress and costs of our clinical and preclinical research and development programs; (5) our corporate and development strategies; (6) our expected results of operations; (7) our anticipated levels of expenditures; (8) our ability to protect our intellectual property; (9) our ability to fully comply with domestic and international governmental regulation; (10) the anticipated applications and efficacy of our drug candidates; (11) the nature and scope of potential markets for our drug candidates; (12) future legal liability; and (13) our ability to attract and retain key employees. All statements, other than statements of historical fact, included in this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future are forward-looking statements. We include forward-looking statements because we believe that it is important to communicate our expectations to our investors. However, all forward-looking statements are based on management’s current expectations of future events and are subject to a number of risks and uncertainties, including specifically our need to raise money in the very near term and others, as discussed under the caption “Risk Factors” beginning on page 5 of this prospectus. Although we believe the expectations reflected in the forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained, and we caution you not to place undue reliance on such statements. Readers should carefully review this information as well as the risks and other uncertainties described in other filings we may make after the date of this prospectus with the Securities and Exchange Commission.

Our periodic and current reports are available, free of charge, after the material is electronically filed with, or furnished to, the SEC and EDGAR at http://www.sec.gov and the Canadian securities regulators on SEDAR, at www.sedar.com. The information provided on our website is not part of this prospectus and is therefore not incorporated herein by reference.

INFORMATION ABOUT THE COMPANY

DESCRIPTION OF BUSINESS

Overview

Adherex Technologies Inc. is a biopharmaceutical company focused on cancer therapeutics. We incorporated under the Canada Business Corporations Act in September 1996. Effective on August 25, 2011, the Company continued from the Canada Business Corporations Act to the Business Corporations Act (British Columbia) (the “Continuance”), which Continuance was approved by the shareholders of Adherex at the Company's June 2011 Annual and Special Meeting and by resolution of the Board of Directors on August 10, 2011. We have three wholly-owned subsidiaries: Oxiquant, Inc. and Adherex, Inc., both Delaware corporations, and Cadherin Biomedical Inc., a Canadian company. With the exception of Adherex Inc. all subsidiaries are inactive.

On April 30, 2010, we entered into agreements with our largest shareholder, Southpoint Capital Advisors LP and certain other investors for a non-brokered private placement. Participating investors purchased 240,066,664 units at a price of CAD$0.03 per unit, for gross proceeds of CAD$7,202,000. Each unit consisted of one share of our common stock and one warrant to purchase one share of our common stock at a price of CAD$0.08 per share. The additional working capital provided us with the funding necessary to move the development of Eniluracil forward by developing a study design for a Phase II trial of Eniluracil.

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We commenced a rights offering to our shareholders on March 2, 2011, the record date for the Rights Offering. Pursuant to the terms of the Rights Offering, we distributed rights to subscribe for up to 425,000,000 Units at a price of CAD$0.03 per unit, for gross proceeds of up to CAD$12,750,000, to our shareholders on the basis of one right per each share of common stock held by such shareholder on March 2, 2011, the record date for the Rights Offering.  Purchasers of units in the Company's April 2010 Private Placement described above that owned common stock as of the record date for the Rights Offering agreed not to participate in the Rights Offering.  Each right was exercisable for one unit which consisted of one common share and one common share purchase warrant (a “Warrant”).  Each Warrant entitles the holder thereof to purchase one common share of the Company at a purchase price of CAD$0.08 per share for a period of five years from the issue date. Adherex filed a final short-form prospectus for the Rights Offering with the securities regulatory authorities in Canada to qualify the distribution of the rights in Canada on February 11, 2011 and a Form S-1 registration statement with the Securities and Exchange Commission to register the rights and underlying securities in the United States, which registration statement was declared effective on February 11, 2011.  As of 5:00 pm New York City time on March 29, 2011, the expiration date for the Rights Offering, we had received subscriptions for an aggregate of 84,559,178 Units, representing estimated aggregate gross proceeds of approximately $2.5 million.

On August 10, 2011, the Board of Directors approved a 1-for-18 reverse stock split, or “share consolidation,” which became effective on August 25, 2011. The 1-for-18 reverse stock split affected all of the Company’s common shares, stock options and warrants outstanding at the effective time. The share consolidation was implemented in accordance with the authorization granted by the Company’s shareholders at its Annual and Special Meeting of Shareholders held on June 28, 2011 to consolidate the Company’s outstanding common shares in a ratio of between 1-for-15 and 1-for-20. The share consolidation reduced the number of shares of the Company's outstanding common stock from approximately 452.8 million, as of the filing date of the Company's most recent Quarterly Report on Form 10-Q, to approximately 25.2 million effective as of August 25, 2011, the effective date of the Share Consolidation.

As a result of the Share Consolidation, in accordance with the terms of the Warrants, the number of Warrant Shares issuable upon exercise of each Warrant was adjusted from one Warrant Share per each Warrant to .055 Warrant Shares per Warrant (or, from an aggregate of 84,559,178 Warrant Shares issuable upon exercise of all Warrants to 4,697,732 Warrant Shares) and the exercise price per Warrant was adjusted from CAD $.0.08 per share to CAD $1.44 per share. Therefore, as a result of the Share Consolidation, each 18 Warrants held by a Holder will entitle Holder to purchase one Warrant Share at an exercise price of CAD $1.44 per share (the “Exercise Price”) at or prior to 5:00 pm Ottawa time on March 30, 2016, at which time the Warrants shall expire and have no value.

On August 25, 2011, Chris A. Rallis and Steven D. Skolsky were appointed as members of the Board of Directors and Dr. Arthur T. Porter, William G. Breen and Claudio F. Bussandri resigned from the Board of Directors.

Our current prioritization initiative focuses primarily on our clinical activities with Eniluracil, as well as logistical and product support of ongoing clinical programs. Eniluracil was previously under development by GlaxoSmithKline. GlaxoSmithKline advanced Eniluracil into a comprehensive Phase III clinical development program that did not produce positive results and GlaxoSmithKline terminated further development. We developed a hypothesis as to why the GlaxoSmithKline Phase III trials were not successful and licensed the compound from GlaxoSmithKline in July 2005. We believe that Eniluracil might enhance and expand the therapeutic spectrum of activity of 5-FU, reduce the occurrence of a disabling side effect known as hand foot syndrome and allow 5-FU to be given orally. In April of 2011, we commenced a Phase II trial comparing the anti-tumor activity and safety of Eniluracil plus 5-FU and leucovorin regimen (treatment Arm 1) versus Xeloda® (capecitabine) (treatment Arm 2) for Metastatic Breast Cancer. Patients who have disease progression in Arm 2 may crossover to take Eniluracil plus 5-FU and leucovorin (Treatment Arm X).We expect the proceeds we received from the April 2010 Private Placement and the Rights Offering completed in March 2011 will be sufficient to fund the Phase II trial. We expect results from those trials to be indicative of the future viability of Eniluracil and will allow us to assess whether further development and testing of Eniluracil is warranted. The Phase II trial completed enrollment at the end of 2012. The Company enrolled 153 patients and anticipates that final safety and efficacy data will be available during the second or third quarter of 2013. We do not presently have the financial or human resources to complete Phase III trials for Eniluracil. If our Phase II trial for Eniluracil is successful, and if we decide to continue to develop Eniluracil, we will need additional funding, or we will need to enlist a partner to conduct future trials.

Patient enrollment is continuing in the Phase III trials of STS conducted by the International Childhood Liver Tumour Strategy Group, known as SIOPEL and the Children's Oncology Group. Each of these trials is managed by SIOPEL and the Children’s Oncology Group, respectively, and each group is responsible for the costs of the trial. We continue to hold STS patents and our responsibility in the testing is limited to providing the drug, drug distribution and pharmacovigilance, or safety monitoring, for the study. The SIOPEL trial is expected to enroll approximately 100 pediatric patients with liver (hepatoblastoma) cancer at participating SIOPEL centers worldwide and the Children's Oncology Group study is expected to enroll up to 135 pediatric patients worldwide in five different disease indications. The Company's Children Oncology Group study completed during the first half of 2012 with the final results expected during the second or third quarter of 2013. The SIOPEL trial has enrolled 69 patients as of March 16, 2013.

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In addition to our current development efforts with Eniluracil, we continue to pursue collaborations with other pharmaceutical and biotechnology companies, governmental agencies, academic or other corporate collaborators with respect to these candidate molecules. Some of these preclinical candidates are currently being tested under agreements with third parties that may help to advance these products into future clinical development, either by us or under investigator-initiated studies.

Eniluracil

Eniluracil was previously under development by GlaxoSmithKline. GlaxoSmithKline advanced Eniluracil into a comprehensive Phase III clinical development program that did not produce positive results and GlaxoSmithKline terminated further development. We developed a hypothesis as to why the GlaxoSmithKline Phase III trials were not successful and licensed the compound from GlaxoSmithKline in July 2005. We believe that Eniluracil might enhance and expand the therapeutic spectrum of activity of 5-FU, reduce the occurrence of a disabling side effect known as hand foot syndrome and allow 5-FU to be given orally. In April of 2011, we commenced a Phase II trial comparing the anti-tumor activity and safety of completely oral Eniluracil plus 5-FU and leucovorin regimen (treatment Arm 1) versus Xeloda® (capecitabine) (treatment Arm 2) for Metastatic Breast Cancer. Patients who have disease progression in Arm 2 may crossover to take Eniluracil plus 5-FU and leucovorin (Treatment Arm X).We expect results from the trial to be indicative of the future viability of Eniluracil and will allow us to assess whether further development and testing of Eniluracil is warranted. The Phase II trial completed enrollment in Russia and the United States at the end of December 2012 after having enrolled 153 patients. Adherex anticipates final efficacy and safety data to be available during the second or third quarter of 2013.

Eniluracil is an irreversible inhibitor of DPD, the enzyme primarily responsible for the rapid breakdown of 5-FU in the body. Eniluracil is being developed by Adherex to improve the therapeutic value of 5-FU by making it more effective in cancers while reducing the debilitating side effects.

While 5-FU is a current mainstay of contemporary oncology treatment, it has some therapeutic drawbacks and limitations; including that 5-FU:

•	is given by vein (intravenously) and often by prolonged, multi-day infusions;

•	produces highly variable blood levels in patients. Low levels can reduce its effectiveness and high levels can increase its side effects; and

•	is broken down (catabolized) to form α-fluoro-β-alanine, or F-BAL. This compound appears to cause neurotoxicity and “hand-foot syndrome” which are debilitating and dose-limiting side effects of 5-FU therapy. Importantly, F-BAL also decreases the antitumor activity of 5-FU in lab animals.

Eniluracil: Mechanism of Action

By inactivating DPD, Eniluracil prevents the breakdown of 5-FU to F-BAL. Eniluracil also greatly prolongs exposure of the tumor cells to 5-FU. When Eniluracil is properly used in combination with 5-FU, it resolves many of the therapeutic drawbacks and limitations of 5-FU noted above. For instance, we believe Eniluracil:

•	enables 5-FU to be dosed orally;

•	converts highly variable blood levels of 5-FU to highly consistent and predictable levels;

•	extends the elimination half-life of 5-FU from about 10 minutes to about 5 hours; and

•	prevents the formation of F-BAL, which is the apparent causative agent for hand-foot syndrome and for 5-FU-induced neurotoxicity. F-BAL also decreases the antitumor efficacy of 5-FU in lab animals.

Thus, Eniluracil has the potential to make 5-FU more effective and better tolerated.

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Eniluracil: Clinical Development

Eniluracil plus 5-FU was previously being developed by GlaxoSmithKline. Although the therapy was successful in Phase I and Phase II clinical trials, it tended to produce less antitumor activity than the control therapy in two Phase III trials. Development was subsequently stopped.

We believe that the dose and schedule used in the previous GlaxoSmithKline Phase III trials may not have been optimal. Preclinical studies have shown that when Eniluracil is present in high ratios to 5-FU, it decreases the antitumor activity. In the GlaxoSmithKline Phase III trials, the ratio of Eniluracil to 5-FU was 10 to 1.

Our Chief Scientific Officer, Dr. Spector, is the principal inventor of Eniluracil/5-FU treatment and has over 20 years of experience with Eniluracil. Dr. Spector has created a revised protocol designed to avoid the problems of the earlier GlaxoSmithKline Phase III trials as well as those encountered in our more recent trials.

Sodium Thiosulfate (STS)

STS is currently marketed for use in humans as part of a treatment for cyanide poisoning. We have licensed from Oregon Health & Science University intellectual property rights for the use of STS as a chemoprotectant, and are developing STS as a protectant against the hearing loss often caused by platinum-based anti-cancer agents, in both children and adults. Preclinical and clinical studies conducted by Oregon Health & Science University and others have indicated that STS can effectively reduce the incidence of hearing loss caused by platinum-based anti-cancer agents. We have received Orphan Drug Designation in the United States for the use of STS in the prevention of platinum-induced ototoxicity in pediatric patients.

Hearing loss among children receiving platinum-based chemotherapy is frequent, permanent and often severely disabling. The incidence of hearing loss in these children depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult and sub-optimal cochlear (inner ear) implants have been shown to provide some benefit. In addition, adults undergoing chemotherapy for several common malignancies, including ovarian cancer, testicular cancer, and particularly head and neck cancer and brain cancer, often receive intensive platinum-based therapy and may experience severe, irreversible hearing loss, particularly in the high frequencies.

Investigators at Oregon Health & Science University have conducted Phase I and Phase II studies which have shown STS reduces the hearing loss associated with platinum-based chemotherapy. In one study at Oregon Health & Science University, the need for hearing aids to correct high frequency hearing loss was reduced from about 50% to less than 5%.

In October 2007, we announced that our collaborative partner, the International Childhood Liver Tumour Strategy Group, known as SIOPEL, a multi-disciplinary group of specialists under the umbrella of the International Society of Pediatric Oncology, had launched a randomized Phase III clinical trial to investigate whether STS reduces hearing loss in children receiving cisplatin, a platinum-based chemotherapy often used in children. The study initially opened in the United Kingdom and will include SIOPEL centers in up to 33 additional further countries. The clinical trial is expected to enroll approximately 100 children with liver (hepatoblastoma) cancer. Patients will receive cisplatin alone or cisplatin plus STS. The study, which is being coordinated through the Children’s Cancer and Leukemia Group in the United Kingdom, is intended to compare the level of hearing loss associated with cisplatin alone versus the combination of cisplatin plus STS, as well as the safety, tolerability and anti-tumor activity in both arms of the study. Under the terms of our agreement, SIOPEL will conduct and fund the clinical activity and we will provide drug, drug distribution and pharmacovigilance, or safety monitoring, for the study. Since the commencement of the study in 2007, the study has enrolled 69 patients.

In March 2008, we announced the activation of a Phase III trial with STS to prevent hearing loss in children receiving cisplatin-based chemotherapy in collaboration with the Children’s Oncology Group. The goal of this Phase III study is to evaluate in a multi-centered, randomized trial whether STS is an effective and safe means of preventing hearing loss in children receiving cisplatin-based chemotherapy for newly diagnosed germ cell, liver (hepatoblastoma), brain (medulloblastoma), nerve tissue (neuroblastoma) or bone (osteosarcoma) cancers. Eligible children, one to eighteen years of age, who are to receive cisplatin according to their disease-specific regimen and, upon enrollment in this study, will be randomized to receive STS or not. Efficacy of STS will be determined through comparison of hearing sensitivity at follow-up relative to baseline measurements using standard audiometric techniques. The Children’s Oncology Group will fund the clinical activities for the study and we will be responsible for providing the drug, drug distribution and pharmacovigilance, or safety monitoring, for the study. The Company's Children Oncology Group study completed enrollment of 135 pediatric patients in the first half of 2012. Final efficacy and safety data is expected during the second or third quarter of 2013.

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Intellectual Property

Patents are important to developing and protecting our competitive position. Our general policy is to seek patent protection in the United States, major European countries, Japan, Canada and other jurisdictions as appropriate for our compounds and methods. U.S. patents, as well as most foreign patents, are generally effective for 20 years from the date the earliest (priority) application was filed; however, U.S. patents that issue on applications filed before June 8, 1995 may be effective until 17 years from the issue date, if that is later than the 20 year date. In some cases, the patent term may be extended to recapture a portion of the term lost during FDA regulatory review or because of U.S. Patent and Trademark Office, or USPTO, delays in prosecuting the application. The duration of foreign patents varies similarly, in accordance with local law.

Currently, we own or have licensed 16 issued patents world-wide. We have been issued 6 U.S. and 10 foreign patents, and we have 26 patents pending throughout the world. In regards to Eniluracil, we have licensed from GlaxoSmithKline 4 U.S. patents. In addition, not covered by the licensing agreement with GlaxoSmithKline, we have been issued 1 U.S. patent and 2 foreign patents and are currently prosecuting 3 U.S. and an additional 20 foreign patents. In regards to STS, we have licensed from Oregon Health and Science University 1 U.S. and 8 foreign patents, with an additional 3 patents pending.

In addition, periods of marketing exclusivity for STS may also be possible in the United States under orphan drug status. We obtained U.S. Orphan Drug Designation for the use of STS in the prevention of platinum-induced ototoxicity in pediatric patients in 2004.

Our success is significantly dependent on our ability to obtain and maintain patent protection for our product candidates, both in the United States and abroad. The patent position of biotechnology and pharmaceutical companies, in general, is highly uncertain and involves complex legal and factual questions, which often results in apparent inconsistencies regarding the breadth of claims allowed and general uncertainty as to their legal interpretation and enforceability. Further, some of our principal candidates, including STS, are based on previously known compounds, and candidates or products that we develop in the future may include or be based on the same or other compounds owned or produced by other parties, some or all of which may not be subject to effective patent protection. In addition, regimens that we may develop for the administration of pharmaceuticals, such as specifications for the frequency, timing and amount of dosages, may not be patentable. Accordingly, our patent applications may not result in patents being issued and issued patents may not afford effective protection. In addition, products or processes that we develop may turn out to be covered by third party patents, in which case we may require a license under such patents if we intend to continue the development of those products or processes.

Our patent position and proprietary rights are subject to certain risks and uncertainties. Please read the “Risk Factors” section of this prospectus for information about certain risks and uncertainties that may affect our patent position and proprietary rights.

We also rely upon unpatented confidential information to remain competitive. We protect such information principally through confidentiality agreements with our employees, consultants, outside scientific collaborators, and other advisers. In the case of our employees, these agreements also provide, in compliance with relevant law, that inventions and other intellectual property conceived by such employees during their employment shall be our exclusive property.

Corporate Relationships

License Agreement with Oregon Health & Science University

On February 20, 2013, Adherex entered into a new exclusive license agreement with Oregon Health & Science University (“OHSU”) for exclusive worldwide license rights to intellectual property directed to STS and its use for chemoprotection, including the prevention of ototoxicity induced by platinum chemotherapy, in humans (the "New OHSU Agreement"). OHSU will receive certain milestone payments, a 2.5 percent royalty on net sales for licensed products which can be reduced to 1.0 percent upon a $150,000 buy down and a 5 percent royalty on any consideration received from sublicensing of the licensed technology. Milestone payment fees payable to OHSU include $100,000 upon first commercial sale for any licensed product.

On February 20, 2013, Adherex terminated the previous exclusive license agreement with Oregon Health & Science University and Oxiquant a wholly owned subsidiary of Adherex, dated September 26, 2002 (the "Previous OHSU Agreement"). Pursuant to the Previous OHSU Agreement, OHSU granted Oxiquant an exclusive worldwide license to intellectual property directed to thiol-based compounds including STS and their use in oncology. In consideration, Oregon Health & Science University was issued 13,902 shares of common stock of Oxiquant that were subsequently converted upon the acquisition of Oxiquant into 21,250 shares of Adherex common stock, and warrants to purchase shares of Adherex common stock that subsequently expired in 2007. In addition under the Previous OHSU Agreement, the following milestone payments were included in the agreement: (i) $50,000 upon completion of Phase I clinical trials, (ii) $200,000 upon completion of Phase II clinical trials, (iii) $500,000 upon completion of Phase III clinical trials. Also, Oxiquant was to be liable for an additional milestone payment of $250,000 upon the first commercial sale for any licensed product. Further, the Previous OHSU Agreement required Adherex to pay Oregon Health & Science University a 2.5% royalty on net sales of any licensed products and a 15% royalty on any consideration received from sublicensing of the licensed technology.

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The term of the New OHSU Agreement expires on the date of the last to expire claim(s) covered in the patents licensed to us, unless earlier terminated as provided in the agreement. STS is currently protected by methods of use patents that we exclusively licensed from OHSU that expire in Europe, Canada and Australia in 2021 and are currently pending in the United States and Japan. The New OHSU Agreement is terminable by either Adherex or Oregon Health & Science University in the event of a material breach of the agreement by either party after 45 days prior written notice. Adherex has the right to terminate the New OHSU Agreement at any time upon 60 days prior written notice and payment of all fees due to OHSU under the New OHSU Agreement.

Development and License Agreement with GlaxoSmithKline

On July 14, 2005, we entered into a development and license agreement with GlaxoSmithKline, or GSK.  The agreement included the in-license by our Company of GSK’s oncology product, Eniluracil, and an option for GSK to license ADH-1, a compound we are no longer developing.  As part of the transaction, GSK invested $3.0 million in our Company's common stock.  On October 11, 2006, the GSK option to license ADH-1 expired unexercised.  Under the terms of the agreement relating to Eniluracil, we received an exclusive license to develop Eniluracil for all indications and GSK retained options to buy-back and assume development of the compound at various points in time.

On March 1, 2007, the GSK agreement was amended and we purchased all of GSK’s remaining buy-back options for a fee of $1.0 million.  As a result of the amendment to the GSK agreement, we now may be required to pay GSK development and sales milestones and royalties until the last applicable licensed GSK patent expires.  Specifically, if we file a New Drug Application, or NDA, with the Food and Drug Administration, or FDA, we may be required to pay development milestones of $5.0 million to GSK.  Additionally, depending upon whether the NDA is approved by the FDA and whether Eniluracil becomes a commercial success, we may be required to pay up to an additional $70.0 million in development and sales milestones for the initially approved indication, plus royalties in the low-double digit range based on annual net sales. If we pursue other indications, we may also be required to pay up to an additional $15.0 million to GSK for each FDA-approved indication. The GSK agreement continues until the earliest of (i) the licensed patents expire or (ii) is terminated by either party in the event of an uncured breach by the breaching party after 60 days prior written notice.

Collaboration Agreement with McGill University

In February 2001, we entered into a general collaboration agreement with McGill University. Pursuant to the terms of the agreement, McGill granted us a 27-year exclusive worldwide license to develop, use and market certain cell adhesion technology and compounds. In particular, McGill granted us an exclusive worldwide license to U.S. Patent 6,031,072 covering specific compounds including ADH-1 (composition of matter), U.S. Patent 6,551,994 covering alpha-catenin and beta-catenin inhibiting compounds, related international filings under the Patent Cooperation Treaty, or PCT, continuations and certain other patents and patent applications.

In consideration, we issued 28,245 shares of our common stock to McGill. We also agreed to pay to McGill future royalties of 2% of any gross revenues from the use of the technology and compounds. In addition, we agreed to fund research at McGill over a period of 10 years totaling CAD$3.3 million. Annual funding commenced in 2001, the first year of the agreement, for a total of CAD$200,000, and increases annually by 10% through 2010, when the required annual funding reaches CAD$500,000.

The general collaboration agreement with McGill University was terminated on November 19, 2009. All remaining costs were forgiven, and we returned all licenses granted in the agreement to McGill. We continue to hold various ADH-1 method of use and small molecule patents that are property of Adherex.

Competition

Competition in the biotechnology and pharmaceutical industries is intense. We expect that if any of our product candidates achieve regulatory approval for sale, they will compete on the basis of drug efficacy, safety, patient convenience, reliability, ease of manufacture, price, marketing, distribution and patent protection, among other variables. Our competitors may develop technologies or drugs that are more effective, safer or more affordable than any we may develop.

There are a number of different approaches to the development of therapeutics for the treatment of cancer that are currently being used and studied. These approaches include: (i) surgery to excise the cancerous tissue; (ii) radiation therapy, which attacks cancerous cells but does not easily distinguish between healthy and diseased cells; (iii) chemotherapy, which works by preventing a cancerous cell from dividing or by killing cells that quickly divide; (iv) immunotherapy, which stimulates the body’s immune system to respond to the disease; and (v) hormone therapy, which may slow the growth of cancer cells or even kill them.

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We are aware of a number of companies engaged in the research, development and testing of new cancer therapies or means of increasing the effectiveness of existing therapies, including, among many others, Abbott Laboratories, Amgen, Antisoma, AstraZeneca, Bayer, Bristol-Myers Squibb, EntreMed, Merck & Co., NeoPharm, Novartis, Johnson & Johnson, OSI Pharmaceuticals, Onyx, OXiGENE, Peregrine Pharmaceuticals, Pfizer, Roche, Taiho and Sanofi-Aventis. Some of these companies have products that have already received, or are in the process of receiving, regulatory approval or are in later stages of clinical development than our products. Many of them have much greater financial resources than we do. Many of these companies have marketed drugs or are developing targeted cancer therapeutics which, depending upon the mechanism of action of such agents, could be viewed as competitors.

There are several potential therapies that may be competitive to Eniluracil, including capecitabine (Xeloda®) which is an oral pro-drug of 5-FU marketed by Roche that is converted to 5-FU following absorption from the gastrointestinal tract. Capecitabine is approved by the FDA and many other regulatory agencies worldwide for use in breast and colorectal cancer, but Eniluracil/5-FU has a potential competitive advantage in having minimal hand foot syndrome compared to the up to 60% incidence with Xeloda®. Hand foot syndrome is a major complication of the use of Xeloda® and there is currently no adequate treatment, with most physicians resorting to reducing the starting dosage of Xeloda®.

5-FU is normally rapidly metabolized and broken down by the enzyme DPD. Eniluracil is an irreversible inhibitor of DPD and its use with 5-FU leads to prolonged and elevated levels of 5-FU. Uracil is a competitive inhibitor of DPD. Although not FDA approved as a therapeutic agent, uracil has been used with 5-FU and tegafur, a reversible DPD inhibitor (5-chloro-2, 4-dihydrozypyidine, or CDHP) for the treatment of certain cancers. UFT is an orally active combination of uracil and tegafur that is available in some international markets through Merck KGaA.

S-1, which is marketed by Taiho in Japan for gastric cancer, colorectal cancer, head and neck cancer, non-small cell lung cancer, and inoperable or recurrent breast cancer, is an orally active combination of tegafur and oxonic acid, an inhibitor of phosphoribosyl pyrophosphate transferase, an enzyme that reduces the incorporation of 5-FU into RNA. Both S-1 and UFT have been shown to have very low levels of hand foot syndrome, but because they are reversible inhibitors of DPD, these products would not be expected to be as successful at targeting new product indications where DPD levels are intrinsically high, such as hepatocellular cancer, compared to an irreversible DPD inhibitor like Eniluracil. Other reversible DPD inhibitors in development include a Roche molecule, Ro 09-4889, which has completed a Phase I clinical study. To our knowledge, no other irreversible DPD inhibitors are currently in development.

We are not aware of any commercially available agents that reduce the incidence of hearing loss associated with the use of platinum-based anti-cancer agents, for which purpose we are developing STS. There are several potential competitive agents with activity in preclinical or limited clinical settings. These include: D-methionine, an amino acid that has been shown to protect against hearing loss in experimental settings but was demonstrated to be inferior to STS in comparative studies; SPI-3005, an oral agent primarily being developed by Sound Pharmaceuticals for noise and age-related hearing loss but in early Phase I trials for chemotherapy related hearing loss, which mimics glutathione peroxidase and induces the intracellular induction of glutathione; N-acetylcysteine and amifostine, which have shown effectiveness (but less than STS) in experimental systems; and Vitamin E, salicylate and tiopronin, which have all demonstrated moderate activity in rat models to protect against cisplatin-induced ototoxicity, but no clinical trials have been performed. Cochlear implants, which are small electronic devices that are surgically placed in the inner ear to assist with certain types of deafness, are utilized to offer some relief but are often suboptimal.

Many chemotherapeutic agents are currently available and numerous others are being developed. Any chemotherapeutic products that we develop may not be able to compete effectively with existing or future chemotherapeutic agents. Our competitors might obtain regulatory approval for their drug candidates sooner than we do, or their drugs may prove to be more effective than ours. However, cancer as a disease is not currently controlled by any one anti-cancer agent, and there is typically a need for several agents at any one time and over time.

Many of our existing or potential competitors have substantially greater financial, technical and human resources than we do and may be better equipped to develop, manufacture and market products. In addition, many of these competitors have extensive experience with preclinical testing and human clinical trials and in obtaining regulatory approvals. In addition, many of the smaller companies that compete with us have formed collaborative relationships with large, established companies to support the research, development, clinical trials and commercialization of any products that they may develop. We may rely on third parties to commercialize the products we develop, and our success will depend in large part on the efforts and competitive merit of these collaborative partners. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for research, clinical development and marketing of products similar to those we seek to develop. These companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our projects. The existence of competitive products, including products or treatments of which we are not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of any products that we may develop.

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Government Regulation

The production and manufacture of our product candidates and our research and development activities are subject to significant regulation for safety, efficacy and quality by various governmental authorities around the world. Before new pharmaceutical products may be sold in the U.S. and other countries, clinical trials of the products must be conducted and the results submitted to appropriate regulatory agencies for approval. Clinical trial programs must establish efficacy, determine an appropriate dose and regimen, and define the conditions for safe use. This is a high-risk process that requires stepwise clinical studies in which the candidate product must successfully meet predetermined endpoints. In the U.S., the results of the preclinical and clinical testing of a product are then submitted to the FDA in the form of a Biologics License Application or a New Drug Application. In response to these submissions, the FDA may grant marketing approval, request additional information or deny the application if it determines the application does not provide an adequate basis for approval. Similar submissions are required by authorities in other jurisdictions who independently assess the product and may reach the same or different conclusions.

The receipt of regulatory approval often takes a number of years, involves the expenditure of substantial resources and depends on a number of factors, including the severity of the disease in question, the availability of alternative treatments and the risks and benefits demonstrated in clinical trials. On occasion, regulatory authorities may require larger or additional studies, leading to unanticipated delay or expense. Even after initial approval from the FDA or other regulatory agencies has been obtained, further clinical trials may be required to provide additional data on safety and effectiveness. Additional trials are required to gain clearance for the use of a product as a treatment for indications other than those initially approved. Furthermore, the FDA and other regulatory agencies require companies to disclose clinical trial results. Failure to disclose such results within applicable time periods could result in penalties, including civil monetary penalties.

In Canada, these activities are subject to regulation by Health Canada’s Therapeutic Products Directorate, or TPD, and the rules and regulations promulgated under the Food and Drug Act. In the United States, drugs and biological products are subject to regulation by the FDA. The FDA requires licensing of manufacturing and contract research facilities, carefully controlled research and testing of products and governmental review and approval of results prior to marketing therapeutic products. Additionally, the FDA requires adherence to “Good Laboratory Practices” as well as “Good Clinical Practices” during clinical testing and “Good Manufacturing Practices” and adherence to labeling and supply controls. The systems of new drug approvals in Canada and the United States are substantially similar, and are generally considered to be among the most rigorous in the world.

Generally, the steps required for drug approval in Canada and the United States, specifically in cancer related therapies, include:

•	Preclinical Studies : Preclinical studies, also known as non-clinical studies, primarily involve evaluations of pharmacology, toxic effects, pharmacokinetics and metabolism of a drug in animals to provide evidence of the relative safety and bioavailability of the drug prior to its administration to humans in clinical studies. A typical program of preclinical studies takes 18 to 24 months to complete. The results of the preclinical studies as well as information related to the chemistry and comprehensive descriptions of proposed human clinical studies are then submitted as part of the Investigational New Drug, application to the FDA, a Clinical Trial Application to the TPD, or similar submission to other foreign regulatory bodies. This is necessary in Canada, the United States and most other countries prior to undertaking clinical studies. Additional preclinical studies are conducted during clinical development to further characterize the toxic effects of a drug prior to submitting a marketing application.

•	Phase I Clinical Trials : Most Phase I clinical trials take approximately one year to complete and are usually conducted on a small number of healthy human subjects to evaluate the drug’s safety, tolerability and pharmacokinetics. In some cases, such as cancer indications, Phase I clinical trials are conducted in patients rather than healthy volunteers.

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•	Phase II Clinical Trials : Phase II clinical trials typically take one to two years to complete and are generally carried out on a relatively small number of patients, generally between 15 and 50, in a specific setting of targeted disease or medical condition, in order to provide an estimate of the drug’s effectiveness in that specific setting. This phase also provides additional safety data and serves to identify possible common short-term side effects and risks in a somewhat larger group of patients. Phase II testing frequently relates to a specific disease, such as breast or lung cancer. Some contemporary methods of developing drugs, particularly molecularly targeted therapies, do not require broad testing in specific diseases, and instead permit testing in subsets of patients expressing the particular marker. In some cases, such as cancer indications, the company sponsoring the new drug may submit a marketing application to seek accelerated approval of the drug based on evidence of the drug’s effect on a “surrogate endpoint” from Phase II clinical trials. A surrogate endpoint is a laboratory finding or physical sign that may not be a direct measurement of how a patient feels, functions or survives, but is still considered likely to predict therapeutic benefit for the patient. If accelerated approval is received, the company sponsoring the new drug must continue testing to demonstrate that the drug indeed provides therapeutic benefit to the patient.

•	Phase III Clinical Trials : Phase III clinical trials typically take two to four years to complete and involve tests on a much larger population of patients suffering from the targeted condition or disease. These studies involve conducting controlled testing and/or uncontrolled testing in an expanded patient population, numbering several hundred to several thousand patients, at separate test sites, known as multi-center trials, to establish clinical safety and effectiveness. These trials also generate information from which the overall benefit-risk relationship relating to the drug can be determined and provide a basis for drug labeling. Phase III trials are generally the most time consuming and expensive part of a clinical trial program. In some instances, governmental authorities, such as the FDA, will allow a single Phase III clinical trial to serve as a pivotal efficacy trial to support a Marketing Application.

•	Marketing Application : Upon completion of Phase III clinical trials, the pharmaceutical company sponsoring the new drug assembles all the chemistry, preclinical and clinical data and submits it to the TPD or the FDA as part of a New Drug Submission in Canada or a New Drug Application, in the United States. The marketing application is then reviewed by the regulatory body for approval to market the product. The review process generally takes twelve to eighteen months.

Any clinical trials that we conduct may not be successfully completed, either in a satisfactory time period or at all. The typical time periods described above may vary substantially and may be materially longer. In addition, the FDA and its counterparts in other countries have considerable discretion to discontinue trials if they become aware of any significant safety issues or convincing evidence that a therapy is not effective for the indication being tested. It is possible the FDA and its counterparts in other countries may not (i) allow clinical trials to proceed at any time after receiving an Investigational New Drug, (ii) allow further clinical development phases after authorizing a previous phase, or (iii) approve marketing of a drug after the completion of clinical trials.

While European, U.S. and Canadian regulatory systems require that medical products be safe, effective, and manufactured according to high quality standards, the drug approval process in Europe differs from that in the United States and Canada and may require us to perform additional preclinical or clinical testing regardless of whether FDA or TPD approval has been obtained. The amount of time required to obtain necessary approvals may be longer or shorter than that required for FDA or TPD approval. European Union Regulations and Directives generally classify health care products either as medicinal products, medical devices or in vitro diagnostics. For medicinal products, marketing approval may be sought using either the centralized procedure of the European Agency for the Evaluation of Medicinal Products, or EMEA, or the decentralized, mutual recognition process. The centralized procedure, which is mandatory for some biotechnology derived products, results in an approval recommendation from the EMEA to all member states, while the European Union mutual recognition process involves country by country approval.

Good Clinical Practices

The FDA and other regulatory agencies promulgate regulations and standards, commonly referred to as current Good Clinical Practices for designing, conducting, monitoring, auditing and reporting the results of clinical trials to ensure that the data and results are accurate and that the trial participants are adequately protected. The FDA and other regulatory agencies enforce Good Clinical Practices through periodic inspections of trial sponsors, principal investigators and trial sites. If our study sites fail to comply with applicable Good Clinical Practices, the clinical data generated in our clinical trials may be deemed unreliable and relevant regulatory agencies may require us to perform additional clinical trials before approving our marketing applications.

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Good Manufacturing Practices

The FDA and other regulatory agencies regulate and inspect equipment, facilities and processes used in the manufacture of pharmaceutical and biologic products prior to approving a product. If, after receiving approval from regulatory agencies, a company makes a material change in manufacturing equipment, location or process, additional regulatory review and approval may be required. All facilities and manufacturing techniques that may be used for the manufacture of our products must comply with applicable regulations governing the production of pharmaceutical products known as "Good Manufacturing Practices."

Orphan Drug Act

Under the U.S. Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a “rare disease or condition,” which generally is a disease or condition that affects fewer than 200,000 individuals in the U.S. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, i.e., the FDA may not approve any other applications to market the same drug for the same indication for a period of seven years following marketing approval, except in certain very limited circumstances, such as if the later product is shown to be clinically superior to the orphan product. Legislation similar to the U.S. Orphan Drug Act has been enacted in other countries, including within the European Union.

Other Laws

Our present and future business has been and will continue to be subject to various other laws and regulations. Various laws, regulations and recommendations relating to safe working conditions, laboratory practices, the experimental use of animals, and the purchase, storage, movement, import and export and use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research work are or may be applicable to our activities. Certain agreements entered into by us involving exclusive license rights may be subject to national or supranational antitrust regulatory control, the effect of which cannot be predicted. The extent of government regulation, which might result from future legislation or administrative action, cannot accurately be predicted.

Research and Development

Our research and development efforts have been focused on the development of cancer therapeutics and our cadherin technology platform and currently focus on Eniluracil and STS.

We have established relationships with contract research organizations, universities and other institutions, which we utilize to perform many of the day-to-day activities associated with our drug development.  Where possible, we have sought to include leading scientific investigators and advisors to enhance our internal capabilities.  Research and development issues are reviewed internally by our executive management and supporting scientific staff.

Research and development expenses totaled $2.1 million and $1.5 million for the fiscal years ended December 31, 2012 and 2011, respectively.

Our product candidates are in various stages of development and still require significant, time-consuming and costly research and development, testing and regulatory clearances.  In developing our product candidates, we are subject to risks of failure that are inherent in the development of products based on innovative technologies.  For example, it is possible that any or all of these products will be ineffective or toxic, or will otherwise fail to receive the necessary regulatory clearances. There is a risk that our product candidates will be uneconomical to manufacture or market or will not achieve market acceptance. There is also a risk that third parties may hold proprietary rights that preclude us from marketing our product candidates or that others will market a superior or equivalent product.  As a result of these factors, we are unable to accurately estimate the nature, timing and future costs necessary to complete the development of these product candidates. In addition, we are unable to reasonably estimate the period when material net cash inflows could commence from the sale, licensing or commercialization of such product candidates, if ever.

Employees

We currently employ three employees, all of which are full time, and we engage the services of non-employee consultants.

DESCRIPTION OF PROPERTY

We lease approximately 350 square feet of office space in Research Triangle Park, North Carolina. The current monthly lease payments are approximately $1,100 and the lease is month to month.

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LEGAL PROCEEDINGS

We may be involved from time to time in ordinary litigation, negotiation and settlement matters. We are not aware of any pending or threatened litigation against us or our officers and directors in their capacity as such that could have a material impact on our operations or finances.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS(1)

	OTC Market: OTCQB (1) (in U.S. dollars)			Toronto Stock Exchange (1) (in Canadian dollars)
Fiscal 2012:	High $	Low $	Volume	High $	Low $	Volume
Quarter ended 12/31/12	$0.66	$0.13	81,994	$0.65	$0.12	17,423
Quarter ended 09/30/12	0.18	0.11	4,943	0.30	0.11	2,787
Quarter ended 06/30/12	0.15	0.18	1,162	0.20	0.15	1,814
Quarter ended 03/31/12	0.17	0.33	7,722	$0.40	$0.18	5,733
Fiscal 2011:
Quarter ended 12/31/11	$0.60	$0.32	5,784	$0.70	$0.35	3,789
Quarter ended 09/30/11	0.77	0.54	4,786	0.75	0.51	5,158
Quarter ended 06/30/11	0.90	0.54	6,590	0.90	0.54	12,278
Quarter ended 03/31/11	1.26	0.36	3,969	$1.26	$0.54	7,713

(1) All above market quotations and trading prices for our common stock included above have been adjusted to give retroactive effect to the 1-for-18 Share Consolidation effected on August 25, 2011.

Market Information

Our common stock currently trades on the OTC Markets: OTCQB under the trading symbol “ADHXD” and previously under the trading symbol “ADH” on the AMEX from November 12, 2004 until January 29, 2009, and has traded on the TSX, under the trading symbol “AHX” since June 5, 2001. In December 2008, we received notice from the AMEX that we were not in compliance with certain continued listing standards as set forth in Part 10 of the NYSE Alternext US, LLC Company Guide. On January 20, 2009, we voluntarily filed to delist our common stock from the AMEX and on January 30, 2009, we no longer traded on the AMEX. The above table sets forth the quarterly high and low market closing prices, and average daily trading volume on the AMEX and the TSX, for the two most recent full financial years and subsequent quarterly periods. The high and low market price quotations on the OTC Market: OTCQB reflect inter-dealer prices, without adjustments for retail mark-ups, mark-downs, or commissions and may not necessarily reflect actual transactions.

As of March 16, 2013, the last reported sale on the TSX was CAD$0.85 per share and the last reported sale on the over the counter markets in the U.S. was $0.85 per share.

Record Holders

As of March 16, 2013, there were approximately 83 shareholders of record of our common stock, one of which was Cede & Co., a nominee for Depository Trust Company, or DTC, and one of which was The Canadian Depository for Securities Limited, or CDS.  All of our common shares held by brokerage firms, banks and other financial institutions in the U.S. or Canada as nominees for beneficial owners are considered to be held of record by Cede & Co. in respect of brokerage firms, banks and other financial institutions located in Canada.  Cede & Co. and CDS are each considered to be one shareholder of record.

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Dividend Policy

We have never declared or paid cash dividends on our common stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of business and do not anticipate paying any cash dividends in the foreseeable future.

Recent Sales of Unregistered Securities

On April 5, 2012, May 18, 2012, August 20, 2012, November 20, 2012 and December 18, 2012 the Company issued 254,335, 61,111, 33,333, 688,571 and 100,000 stock options, respectively, to certain consultants and board members of the Company. The options were issued in a private placement exempt under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). The options were issued in USD dollar denominated grants at an exercise price equal to the market price on the date of issue, at $0.20, $0.18, $0.15, $0.35 and $0.56 per share, respectively, and are exercisable for a period of 7 years from the grant date.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement

The discussion below contains forward-looking statements regarding our financial condition and our results of operations that are based upon our audited annual and unaudited interim consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles, or GAAP in the United States (“U.S.”) and have been prepared by and are the responsibility of the Company’s management. The preparation of these financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, income and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable.

Overview

In December 2008 we received notice from the American Stock Exchange that we were not in compliance with Section 1003(a)(ii) of its Company Guide, because our stockholders’ equity was below $6 million and we incurred losses from continued operation and net losses in the five most recent fiscal years. On January 29, 2009, we voluntarily filed to delist our common stock from the American Stock Exchange and effective January 29, 2009 our common stock was no longer traded on the American Stock Exchange. As a result, any trading of our common stock in the U.S. must now be conducted in the over-the-counter markets. Our common stock continues to trade on the Toronto Stock Exchange. The Toronto Stock Exchange also has continued listing standards, including minimum market capitalization and other requirements, that we might not meet in the future, particularly if the price of our common stock does not increase or we are unable to raise capital to continue our operations. On September 18, 2012, the Toronto Stock Exchange issued an official delisting review of our common stock. On January 7, 2013, the Toronto Stock Exchange announced that it had completed its review of the common shares of the Company and had determined that the Company meets TSX's continued listing requirements.

On August 25, 2011,Adherex filed Articles of Amendment under the CBCA to implement a one-for-eighteen reverse split of our common stock (defined herein as the “Share Consolidation”). As a result of the Share Consolidation, every eighteen shares of common stock outstanding on August 25, 2011 were combined into one share of common stock. Our common stock began trading on the Toronto Stock Exchange and the OTC market (on the OTCQB tier) on a post-Share Consolidation basis on August 30, 2011.The share consolidation reduced the number of shares of the Company's outstanding common stock from approximately 452.8 million, to approximately 25.2 million effective as of August 25, 2011, the effective date of the Share Consolidation. Consequently, the Company has retroactively adjusted its financial statements for all periods presented to show the shares, stock options and warrants as if they had always been presented on this basis.

Our current prioritization initiative focuses primarily on our clinical activities with Eniluracil, as well as logistical and product support of ongoing clinical programs. Eniluracil was previously under development by GlaxoSmithKline. GlaxoSmithKline advanced Eniluracil into a comprehensive Phase III clinical development program that did not produce positive results and GlaxoSmithKline terminated further development. We developed a hypothesis as to why the GlaxoSmithKline Phase III trials were not successful and licensed the compound from GlaxoSmithKline in July 2005. We believe that Eniluracil might enhance and expand the therapeutic spectrum of activity of 5-FU, reduce the occurrence of a disabling side effect known as hand foot syndrome and allow 5-FU to be given orally. In April of 2011, we commenced a Phase II trial comparing the anti-tumor activity and safety of Eniluracil plus 5-FU and leucovorin regimen (treatment Arm 1) versus Xeloda® (capecitabine) (treatment Arm 2) for Metastatic Breast Cancer. Patients who have disease progression in Arm 2 may crossover to take Eniluracil plus 5-FU and leucovorin (Treatment Arm X).We expect the proceeds we received from the April 2010 Private Placement and the Rights Offering completed in March 2011 will be sufficient to fund the Phase II trial. We expect results from those trials to be indicative of the future viability of Eniluracil and will allow us to assess whether further development and testing of Eniluracil is warranted. The Phase II trial completed enrollment at the end of 2012. The Company enrolled 153 patients and anticipates that final safety and efficacy data will be available during the second or third quarter of 2013. We do not presently have the financial or human resources to complete Phase III trials for Eniluracil. If our Phase II trial for Eniluracil is successful, and if we decide to continue to develop Eniluracil, we will need additional funding, or we will need to enlist a partner to conduct future trials.

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Patient enrollment is continuing in the Phase III trials of STS conducted by the International Childhood Liver Tumour Strategy Group, known as SIOPEL and the Children's Oncology Group. Each of these trials is managed by SIOPEL and the Children’s Oncology Group, respectively, and each group is responsible for the costs of the trial. We continue to hold STS patents and our responsibility in the testing is limited to providing the drug, drug distribution and pharmacovigilance, or safety monitoring, for the study. The SIOPEL trial is expected to enroll approximately 100 pediatric patients with liver (hepatoblastoma) cancer at participating SIOPEL centers worldwide and the Children's Oncology Group study is expected to enroll up to 135 pediatric patients worldwide in five different disease indications. The Company's Children Oncology Group study completed during the first half of 2012 with the final results expected during the second or third quarter of 2013. The SIOPEL trial has enrolled 69 patients as of March 16, 2013.

In addition to our current development efforts with Eniluracil, we continue to pursue collaborations with other pharmaceutical and biotechnology companies, governmental agencies, academic or other corporate collaborators with respect to these candidate molecules. Some of these preclinical candidates are currently being tested under agreements with third parties that may help to advance these products into future clinical development, either by us or under investigator-initiated studies.

We have not received and do not expect to have significant revenues from our product candidates until we are either able to sell our product candidates after obtaining applicable regulatory approvals or we establish collaborations that provide us with up-front payments, licensing fees, milestone payments, royalties or other revenue. We experienced net losses of approximately$5.2 million for the twelve months ended December 31, 2012 and generated net income of $4.7 million for the twelve months ended December 31, 2011 (as a result of a non-cash gain on derivatives of $8.1 million). As of December 31, 2012, our deficit accumulated during development stage was approximately $110.5 million.

As a result of our limited financial resources we have postponed or terminated many of our previously planned or ongoing clinical development programs including our cadherin technology platform. We continue to pursue various strategic alternatives, including collaborations with other pharmaceutical and biotechnology companies. As a result, there is uncertainty of our ability to continue as a going concern. Our projections of our capital requirements are subject to substantial uncertainty. More capital than we anticipated may be required thereafter. To finance our continuing operations we will need to raise substantial additional funds through either the sale of additional equity, the issuance of debt, the establishment of collaborations that provide us with funding, the out-license or sale of certain aspects of our intellectual property portfolio or from other sources. Given current economic conditions, we might not be able to raise the necessary capital or such funding may not be available on financially acceptable terms if at all. If we cannot obtain adequate funding in the future, we might be required to further delay, scale back or eliminate certain research and development studies, consider business combinations or even shut down some, or all, of our operations.

Our operating expenses will depend on many factors, including the progress of our drug development efforts and the implementation of further cost reduction measures. Our research and development expenses, which include expenses associated with our clinical trials, drug manufacturing to support clinical programs, salaries for research and development personnel, stock-based compensation, consulting fees, sponsored research costs, toxicology studies, license fees, milestone payments, and other fees and costs related to the development of product candidates, will depend on the availability of financial resources, the results of our clinical trials and any directives from regulatory agencies, which are difficult to predict. Our general and administration expenses include expenses associated with the compensation of employees, stock-based compensation, professional fees, consulting fees, insurance and other administrative matters associated in support of our drug development programs.

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Results of Operations

Fiscal 2012 versus Fiscal 2011

In thousands of U.S. Dollars	Fiscal 2012%		Fiscal 2011%		Increase (Decrease)

Revenue	$-		$-		$-
Operating expenses:
Research and development	2,075	57%	1,494	43%	581
General and administration	1,545	43%	1,944	57%	(399)
Total operating expense	3,620	100%	3,438	100%	182

Other (Loss) Income	(1,563)		8,071		(9,634)
Interest income	20		52		(32)

Net (loss) income	$(5,163)		$4,685		$(9,848)

•	Research and development expenses were higher in fiscal 2012, as compared to fiscal 2011 primarily due to higher average patient participation in the Phase 2 study with Eniluracil and related costs. In fiscal 2012, 83 patients were enrolled in the Phase 2 study with Eniluracil compared with 70 patients enrolled in fiscal 2011. In fiscal 2012, 112 patients participated in the Phase 2 study with Eniluracil compared with 70 patients participating in fiscal 2011.
•	General and administrative expenses decreased primarily as a result of the approximately $0.3 million in costs related to the 2011 rights offering which did not recur in 2012.
•	Other income decreased $9.6 million as a result of change in the fair value of derivatives.
•	Interest income decreased in fiscal 2012, as compared to 2011 due to a lower average cash balance for the comparable periods.

Quarterly Information

The following table presents selected consolidated financial data for each of the last eight quarters through December 31, 2012, as prepared under U.S. GAAP (dollars in thousands, except per share information). Share information has been restated to reflect the share consolidation in 2012:

Period	Net (Loss)/Income for the Period	Basic and Diluted Net (Loss)/Income per Common Share
March 31, 2011	$4,669	$0.23
June 30, 2011	$(348)	$(0.01)
September 30, 2011	$(3,144)	$(0.17)
December 31, 2011	$3,508	$0.14
March 31, 2012	$2,715	$0.11
June 30, 2012	$(602)	$(0.02)
September 30, 2012	$(764)	$(0.03)
December 31, 2012	$(6,511)	$(0.26)

Liquidity and Capital Resources

	December 31,	December 31,
Dollars in thousands	2012	2011
Selected Asset and Liability Data:
Cash and cash equivalents	$2,303	$5,297
Other current assets	62	54
Capital assets	—	—
Current liabilities excluding derivative warrant liability	682	394
Derivative warrant liability	6,640	5,077
Long term liabilities	-	-
Working capital[Current Assets – Current Liabilities excluding derivative liability]	1,683	4,957

Selected Equity:
Common stock	$65,952	$65,952
Accumulated deficit	(110,543)	(105,380)
Shareholders’ (deficit)	(4,957)	(120)

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•	The decrease in cash and cash equivalents between December 31, 2011 and December 31, 2012 is due to clinical trial expenses related to our Phase II study of Eniluracil and our general and administrative expenses.
•	The increase in other current assets between December 31, 2011 and December 31, 2012 is a result of an increase in prepaid insurance expenses.
•	Our liabilities increased $1.9 million between December 31, 2011 and December 31, 2012. The increase was primarily a result of the valuation of the derivative liability at the two valuation dates as well as an increase in accrued liabilities from costs related to the Phase 2 study of Eniluracil.
•	Current liabilities excluding derivative warrant liability increased between December 31, 2011 and December 31, 2012. The increase was due to a December 31, 2012 accrual for research and development expenses which reflects a timing difference in invoicing as compared to December 31, 2011.
•	At December 31, 2012, our working capital decreased by approximately $3.3 million from December 31, 2011 due to operating expenses for the year.

	12 Months Ended December 31,	12 Months Ended December 31,
Dollars and shares in thousands	2012	2011
Selected Cash Flow Data:
Net cash used in operating activities	$(2,994)	$(3,226)
Net cash provided from financing activities	0	2,566
Net cash provided from investing activities	0	0
Number of shares of common stock outstanding	25,158	25,158

The net cash flow used in operating activities for the year ended December 31, 2012 was approximately $3.0 million as compared to $3.2 million during the same period in 2011. This decrease is due to a decrease in our overall administrative activities during the fiscal year ended December 31, 2012, as compared to the same period in 2011.  Our administrative activities decreased from fiscal year 2012 to fiscal year 2011 due to $0.3 million in costs incurred related to the 2011 rights offering during fiscal 2011. During fiscal 2012 our average monthly cash burn was $0.25 million, as compared to $0.26 million for fiscal 2011.

On July 7, 2009, we announced that we intended to primarily focus our remaining financial resources on the development of Eniluracil.  In 2009, we terminated our Eniluracil study using our topical formulation and decided to focus our resources on the development of a redesigned study combining Eniluracil and 5-fluorouracil, or 5-FU, targeting anti-cancer indications. We continue to pursue various strategic alternatives including collaborations with other pharmaceutical and biotechnology companies. Our projections of further capital requirements are subject to substantial uncertainty. Our working capital requirements may fluctuate in future periods depending upon numerous factors, including: our ability to obtain additional financial resources; our ability to enter into collaborations that provide us with up-front payments, milestones or other payments; results of our research and development activities; progress or lack of progress in our preclinical studies or clinical trials; unfavorable toxicology in our clinical programs, our drug substance requirements to support clinical programs; change in the focus, direction, or costs of our research and development programs; headcount expense; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing our patent claims; competitive and technological advances; the potential need to develop, acquire or license new technologies and products; our business development activities; new regulatory requirements implemented by regulatory authorities; the timing and outcome of any regulatory review process; and commercialization activities, if any.

We had cash and cash equivalents of approximately $2.3 million as of December 31, 2012. On April 30, 2010, we announced that we had completed a first closing of a non-brokered private placement of 240,066,664 Units, at a price of CAD$0.03 per Unit for gross proceeds of CAD$7.2 million. On March 29, 2011 we completed a Rights Offering to our shareholders for an aggregate of 84,559,178 Units, representing total proceeds of approximately $2.5 million. These financings allowed for the development of our Phase II trial of Eniluracil and the Phase III trials of STS.

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Financial Instruments

We invest excess cash and cash equivalents in high credit quality investments held by financial institutions in accordance with our investment policy designed to protect the principal investment. At December 31, 2012, we had approximately $0.1 million in our cash accounts and $2.2 million in our money market accounts. We have not experienced any loss or write down of our money market investments for the year ended December 31, 2012 or for any other year since the inception of the company.

Our investment policy is to manage investments to achieve, in the order of importance, the financial objectives of preservation of principal, liquidity and return on investment. Investments may be made in U.S. or Canadian obligations and bank securities, commercial paper of U.S. or Canadian industrial companies, utilities, financial institutions and consumer loan companies, and securities of foreign banks provided the obligations are guaranteed or carry ratings appropriate to the policy. Securities must have a minimum Dun & Bradstreet rating of A for bonds or R1 low for commercial paper. The policy also provides for investment limits on concentrations of securities by issuer and maximum-weighted average time to maturity of twelve months. This policy applies to all of our financial resources. The policy risks are primarily the opportunity cost of the conservative nature of the allowable investments. As our main purpose is research and development, we have chosen to avoid investments of a trading or speculative nature.

We classify investments with original maturities at the date of purchase greater than three months which mature at or less than twelve months as current. We carry investments at their fair value with unrealized gains and losses included in other comprehensive income (loss); however we have not held any instruments that were classified as short term investments during the periods presented in this prospectus.

Off-Balance Sheet Arrangements

Since our inception, we have not had any material off-balance sheet arrangements.

Contractual Obligations and Commitments

Since our inception, inflation has not had a material impact on our operations. We had no material commitments for capital expenses or contractual obligations beyond 3 years as of December 31, 2012.  The following table represents our contractual obligations and commitments at December 31, 2012 (in thousands of U.S. dollars):

	Less than 1 year	1-3 years	Total
OCT Clinical Service Agreement (1)	402	-	402
Oregon Health & Science University (2), excluding potential royalty payments	-	-	-
LifeSci Advisors, LLC (3)	55	-	55
Total	$457	$-	$457

(1)	Under the service agreement with OCT Group LLC entered in August 2010, the Company is required to make several payments over the course of our Phase II clinical trial in Russia. The payments will be made upon the fulfillment of several milestones during the planned clinical trial including regulatory approval of trial, enrollment of patients and the completion of therapy of patients. The Company amended the agreement in April 2011 and August 2011 for the addition of additional sites for OCT to service during the Phase II clinical trial. Further, the Company amended the agreement in June 2012 for the transition to a paper-based database to be developed by OCT. In addition, the Company amended the agreement on October 29, 2012 for the addition of up to 20 patients to be enrolled.
(2)	Under the license agreement with Oregon Health & Science University (OHSU) for STS dated February 20, 2013, upon the first commercial sale of STS we may become responsible for a payment to OHSU of up to $0.1 million. Prior to this new license agreement with OHSU, the previous license agreement with OHSU dated September 26, 2002, included that the Company may have become responsible for a payment to OHSU of up to $0.5 million upon the successful completion of the Phase III clinical trial with COG or SIOPEL. The license agreement with OHSU dated September 26, 2002 was terminated on February 20, 2013. Royalty payments, which are contingent on sales, are not included.
(3)	Under the service agreement with LifeSci Advisors, LLC, the Company is required to make several payments over the course of a six month agreement. LifeSci Advisors, LLC services include, but are not limited to, an investor meeting program and creating a key message platform.

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Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. These estimates are based on assumptions and judgments that may be affected by commercial, economic and other factors. Actual results could differ from these estimates.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. The following description of critical accounting policies, judgments and estimates should be read in conjunction with our December 31, 2012 consolidated financial statements.

Stock-based Compensation

The calculation of the fair values of our stock-based compensation plans requires estimates that require management‘s judgments.  Under ASC 718, the fair value of each stock option is estimated on the grant date using the Black-Scholes option-pricing model. The valuation models require assumptions and estimates to determine expected volatility, expected life, expected dividends and expected risk-free interest rates. The expected volatility was determined using historical volatility of our stock based on the contractual life of the award. The risk-free interest rate assumption was based on the yield on zero-coupon U.S. Treasury strips at the award grant date. We also used historical data to estimate forfeiture experience.  In valuing options granted in the year ended December 31, 2012 and fiscal year ended December 31, 2011 we used the following weighted average assumptions:

	Year Ended December 31, 2012	Year Ended December 31, 2011
Expected dividend	0%	0%
Risk-free interest rate	1.09-1.26%	1.85-2.5%
Expected volatility	118-133%	121-132%
Expected life	7 years	7 years

Common stock and warrants

Common stock is recorded as the net proceeds received on issuance after deducting all share issuance costs plus the value of investor warrants or stock options. Warrants are recorded at fair value and are deducted from the proceeds of common stock and recorded on the consolidated statements of stockholders’ equity as additional paid-in capital or as derivative liabilities.

Derivative Instruments

Effective January 1, 2009, the Company adopted ASC Topic 815-40, "Derivatives and Hedging" (ASC 815-40). One of the conclusions reached under ASC 815-40 was that an equity-linked financial instrument would not be considered indexed to the entity's own stock if the strike price is denominated in a currency other than the issuer's functional currency. The conclusion reached under ASC 815-40 clarified the accounting treatment for these and certain other financial instruments. ASC 815-40 specifies that a contract would not be treated as a derivative if it met the following conditions: (a) indexed to the Company's own stock; and (b) classified in shareholders' equity in the Company's statement of financial position. The Company's outstanding warrants denominated in Canadian dollars are not considered to be indexed to its own stock because the exercise price is denominated in Canadian dollars and the Company's functional currency is United States dollars. Therefore, these warrants have been treated as derivative financial instruments and recorded at their fair value as a liability. All other outstanding convertible instruments are considered to be indexed to the Company's stock, because their exercise price is denominated in the same currency as the Company's functional currency, and are included in stockholders' deficiency.

The Company's derivative instruments include warrants to purchase 18,035 shares, the exercise prices for which are denominated in a currency other than the Company's functional currency, as follows:

•	Warrants to purchase 13,337 shares at CAD$1.44 per whole share that expire on April 30, 2015; and
•	Warrants to purchase 4,698 shares exercisable at CAD$1.44 per whole share that expire on March 29, 2016.

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These warrants have been recorded at their fair value as a liability at issuance and will continue to be re-measured at fair value as a liability at each subsequent balance sheet date. Any change in value between reporting periods will be recorded as unrealized gain/(loss). These warrants will continue to be reported as a liability until such time as they are exercised or expire. The fair value of these warrants is estimated using the Black-Scholes option-pricing model.

As of December 31, 2012, the fair value of the warrants expiring April 30, 2015 and March 29, 2016 was determined to be $4,698 and $1,847, respectively (December 31, 2011 – warrants expiring April 30, 2015, fair value of $3,672, March 29, 2016, fair value of $1,340), and the loss on these warrants for the twelve months ended December 31, 2012 was $1,026 and $507, respectively (December 31, 2011 - warrants expiring April 30, 2015, gain of $6,778; March 29,2016, gain of $643). There is no cash flow impact for these derivatives until the warrants are exercised. If these warrants are exercised, the Company will receive the proceeds from the exercise at the current exchange rate at the time of exercise.

Gain/(Loss) on Derivative Instruments	Twelve months ended December 31, 2012	Twelve months ended December 31, 2011
Warrant expiring April 15, 2015	(1,026)	6,778
Warrant expiring March 29, 2016	(507)	643
Rights offering derivative	-	613
Options to contractors	(30)	37
Total	(1,563)	8,071

Outstanding Share Information

Our outstanding share data at December 31, 2012 follows (in thousands):

December 31 2012
Common shares	25,158
Warrants	18,035
Stock options	5,498
Total	48,684

New Accounting Pronouncements Adopted

On May 12, 2011, the FASB issued ASU 2011-04 “Fair Value Measurement Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. Specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers into and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances, and settlements to be presented separately on a gross basis in the reconciliation of Level 3 fair value measurements. Level 3 reconciliation disclosures are effective for annual and interim periods beginning after December 15, 2011. The adoption of the guidance to has not had a significant impact on the Company’s consolidated financial position and results of operations.

In June 2011, the FASB released ASU 2011-05, “Comprehensive Income (Topic 220) – Presentation of Comprehensive Income”. This update requires and entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income in either a single continuous statement or two separate but consecutive statements. This guidance does not change the items that must be reported in other comprehensive income. Subsequently, in December 2011, the FASB issued ASU 2011-12 which deferred some aspects of the June guidance that relate to the presentation of reclassification adjustments. ASU 2011-05 is now effective for fiscal years and interim periods within those years, beginning after December 15, 2012. The adoption of this standard to has not had a significant impact on the Company’s consolidated financial position or results of operations.

Recent Accounting Pronouncements

In February 2013, the FASB issued ASU 2013-02 to improve the reporting of reclassifications out of accumulated other comprehensive income. The ASU provides amendments to the Comprehensive Income subtopic of the FASB ASC, such that companies must report the effect of significant reclassifications out of accumulated comprehensive income on the respective line items in net income. For other amounts that are not required to be reclassified in their entirety to net income, an entity may cross reference to the relevant note disclosure. The Company is required to adopt this ASU in the first quarter for fiscal 2013.

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QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a Smaller Reporting Company as defined by Rule 12b-2 of the Exchange Act and in Item 10(f)(1) of Regulation S-K, we are electing scaled disclosure reporting obligations and therefore are not required to provide the information requested by this Item.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name of each Director and executive officer, such person’s principal occupation or employment, all other positions with Adherex and any significant affiliate thereof now held by such person, if any, the year in which such person became a director or executive officer of Adherex and such person’s age.

The Corporation has an Audit Committee, a Compensation Committee, and a Governance Committee. The current members of such committees are noted below:

Name and Province/State and Country of Residence, Position	Current Principal Occupation and Principal Occupation For Previous Five Years	Director Since	Age

Robert Andrade Texas, USA Chief Financial Officer, Director	Co-Founder and Manager, DCML LLC; previously Portfolio Manager Millennium Partners; previously analyst Caxton Associates	July 2009	37

David Lieberman (1)(2)(3) New York, USA Director, Chairman of Board	Analyst Southpoint Capital Advisors LP; previously analyst Tiedemann Investment Group.	June 2010	36

Chris A. Rallis (1)(2)(3) North Carolina, USA Director	Executive in-residence at Pappas Ventures; previously, CEO of ImmunoBiosciences	August 2011	59

Rostislav Raykov New Jersey, USA Chief Executive Officer, Director	Co-Founder and Manager, DCML LLC; previously Portfolio Manager Alchem Partners; previously Portfolio Manager John Levin & Associates	July 2009	37

Steven D. Skolsky (1)(2)(3) North Carolina, USA Director	Global Head of Clinical and Data Operations at Quintiles Transnational; previously CEO of Sequoia Pharmaceuticals	August 2011	57

Dr. Thomas Spector Chief Scientific Officer	President of Spector Consulting Services	N/A	69

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Governance Committee

Robert C. Andrade

Mr. Andrade has served as a director of Adherex since July 2009 and Chief Financial Officer since September 2009.  Mr. Andrade is a General Partner at DCML, a private investment partnership.  Prior to DCML, Mr. Andrade was a portfolio manager for Millennium Partners from November 2005 until December 2007 and a securities analyst for Caxton Associates from March 2003 until November 2005. Prior to Caxton Associates LLC, Mr. Andrade was a private equity associate at Trimaran Capital Partners (2000-2003) and an investment banking analyst at  Bear Stearns (1997-1999).  Mr. Andrade graduated from University of Southern California, where he earned a Masters of Arts degree and Bachelor of Arts degree in economics. As a result of these and other professional experiences, Mr. Andrade possesses particular knowledge and experience in financial analysis and capital markets that strengthen the Board’s collective qualifications, skills, and experience.

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David Lieberman

Since February, 2002, Mr. Lieberman has been an analyst at Southpoint Capital Advisors LP, a private investment partnership with more than $1 billion in assets under management.  Prior to Southpoint, Mr. Lieberman was an analyst for Tiedemann Investment Group.  Mr. Lieberman graduated from University of Pennsylvania, The Wharton School, where he earned a Bachelor of Science degree in economics. In addition to his financial and investment background, as a designee of one of the Company’s largest investors, he brings to the Board the perspective of a major stakeholder.

Chris A. Rallis

Mr. Chris A. Rallis has served as a director of Adherex since August 2011. Mr. Rallis has been an executive-in-residence at Pappas Ventures, a life science venture capital firm since January 2008. Previously, Mr. Rallis was the President and Chief Executive Officer of ImmunoBiosciences, Inc. (“IBI”), a vaccine technology company formerly located in Raleigh, North Carolina from April 2006 through June 2007.  Prior to joining IBI, Mr. Rallis served as an executive in residence (part time) for Pappas Ventures, and as a consultant for Duke University and Panacos Pharmaceuticals, Inc.  Mr. Rallis is the former President and Chief Operating Officer and director of Triangle Pharmaceuticals, Inc.,  which was acquired by Gilead Sciences in January 2003 for approximately $465  million. Prior to assuming the role of President and COO in March 2000, he was Executive Vice President, Business Development and General Counsel.  While at Triangle, Mr. Rallis  participated in 11 equity financings generating gross proceeds of approximately $500 million. He was also primarily responsible for all business development activities which included a worldwide alliance with Abbott Laboratories and the in-licensing of ten compounds.  Before joining Triangle in 1995, Mr. Rallis served in various business development and legal management roles with Burroughs Wellcome Co. over a 13-year period, including Vice President of Strategic Planning and Business Development.  Mr. Rallis also serves on the boards of Aeolus Pharmaceuticals, a biopharmaceutical company located in Mission Viejo, California and Oxygene Biotherapeutics, a biopharmaceutical company located in Morrisville, North Carolina. Mr. Rallis received his A.B. degree in economics from Harvard College and a J.D. from Duke University. As a result of these and other professional experiences, Mr. Rallis possesses particular healthcare industry knowledge and experience which strengthens the Board’s collective qualifications, skills, and experience.

Rostislav Raykov

Mr. Raykov has served as a director of Adherex since July 2009 and as Chief Executive Officer since July 2009.  Since May 2007, Mr. Raykov has been a General Partner at DCML, a private investment partnership. Prior to DCML, from January 2006 to December 2007, Mr. Raykov was a portfolio manager for Alchem Investment Partners and John Levin & Co Prior to founding Alchem, Mr. Raykov was a portfolio manager and securities analyst for John A. Levin & Co. Event Driven Fund (2002-2005). Prior to joining John A. Levin & Co., Mr. Raykov was a securities analyst for the Merger Fund at Tiedemann Investment Group (1999-2002) and an investment banking analyst at Bear Stearns (1998-1999).  Mr. Raykov earned a B.S. in Business Administration from the University of North Carolina at Chapel Hill. As a result of these and other professional experiences, Mr. Raykov has financial expertise and experience with the Company as it has developed within the drug development industry and, as such, is able to provide the Company with unique insight and guidance.

Steven D. Skolsky

Mr. Steven D. Skolsky has served as a director since August 2011. With a distinguished career spanning 30 years in the life sciences, Mr. Skolsky is a recognized industry leader who has held numerous international general management and executive leadership roles in the pharmaceutical and biotech sectors with a principal emphasis on commercialization, product strategy, and new product development. He was recently appointed to the position of Global Head of Clinical and Data Operations at Quintiles Transnational after serving as Principal of EXPIS Partners, a strategic life science consultancy. Mr. Skolsky also currently serves on the Board of BasileaPharmaceutica, a Swiss based biopharmaceutical company where he previously served as Vice Chairman of the Board. Mr. Skolsky is the former President and Chief Executive Officer of Sequoia Pharmaceuticals, a privately held company specializing in novel antiviral therapeutics. Prior to his appointment at Sequoia, he held the position of Chief Executive Officer at Trimeris, Inc., a publicly held company that discovered and commercialized Fuzeon®, a first- in-class HIV therapeutic in collaboration with partner F. Hoffmann-La Roche. Previously, Mr. Skolsky served over 20 years at GlaxoSmithKline in a range of senior leadership roles, including Senior Vice President of Global Product Strategy and Clinical Development, Managing Director of GSK’s operations in Australia and New Zealand and Head of GlaxoWellcome’s Division of HIV/Oncology. Mr. Skolsky received his Bachelor’s Degree in Biology from the University of North Carolina at Chapel Hill. As a result of these and other professional experiences, Mr. Skolsky possesses particular healthcare industry knowledge and experience which strengthens the Board’s collective qualifications, skills, and experience.

41

Dr. Thomas Spector, PhD.

Dr. Spector was appointed Chief Scientific Officer at Adherex in July 2009.  He is President of Spector Consulting Services.  Dr. Spector is the principal inventor of the Eniluracil / 5-fluorouracil treatment. In 2004, he discovered why the dosing regimen in Glaxo’s Phase III clinical trial was not optimal. Dr. Spector has authored and co-authored over 100 scientific articles, including 25 manuscripts on Eniluracil / 5-fluorouracil. He has over 35 years of experience in drug discovery and development and was the Assoc. Division Director of Experimental Therapy at Burroughs Wellcome and The International Vice President of Cancer Research at GlaxoWellcome (now GSK). Dr. Spector received a Ph.D. in Pharmacology from Yale University.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets out certain information respecting the compensation paid to our Chief Executive Officer, as well as Chief Financial Officer and any executive officer of the Company whose total compensation for the fiscal years ended December 31, 2012 and December 31, 2011 exceeded $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Rostislav Raykov, Chief	2012	140,000	-	48,012	-	-	188,012
Executive Officer	2011	140,000	-	32,226	-	-	172,226

Robert Andrade, Chief	2012	140,000	-	48,012	-	-	188,012
Financial Officer	2011	140,000	-	32,226	-	-	172,226

Dr. Thomas Spector	2012	150,000	-	48,012	-	-	198,012
Chief Scientific Officer	2011	150,000	-	32,226	-	-	182,226

(1)	Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Dollar value amounts are based on individual grants to each of Mr. Andrade, Mr. Raykov and Dr. Spector of 51,152 options on August 19, 2011 at an exercise price of $0.63, which options expire on August 19, 2018 and 150,000 options on November 20, 2012 at an exercise price of $0.35, which options expire on November 20, 2019. All options vested in full on the date of grant.
(2)	The term “incentive plan” means any plan providing compensation intended to serve as incentive for performance to occur over a specified period, whether such performance is measured by reference to financial performance of the Corporation, the Corporation's stock price, or any other performance measure. An “equity incentive plan” is an incentive plan or portion of an incentive plan under which awards are granted that fall within the scope of SFAS 123(R). A “non-equity incentive plan” is an incentive plan or portion of an incentive plan that is not an equity incentive plan.
(3)	Consists of the taxable benefit for premiums paid for group term life insurance, long term disability and long term care insurance.

Rostislav Raykov

Mr. Raykov has been employed by Adherex since July 2009.  Pursuant to an employment agreement dated May 3, 2010 between Rostislav Raykov and Adherex, Mr. Raykov is employed as Adherex’s Chief Executive Officer. Pursuant to this agreement, Mr. Raykov (a) receives an initial annual salary in the amount of $140,000, (b) upon approval by shareholders of the amended Stock Option Plan was granted options to purchase up to 5.0% of our common stock outstanding estimated by us to be outstanding upon completion of the Rights Offering, and (c) may receive annual bonuses at the sole discretion of the Board. If Mr. Raykov’s employment terminates due to a change of control of Adherex, any then remaining unvested shares under his options shall immediately vest and be fully exercisable. On August 18, 2010, Mr. Raykov was granted 971,885 options and on August 19, 2011 Mr. Raykov was granted 51,152 options pursuant to his employment agreement. Further, on November 20, 2019, Mr. Raykov was granted 150,000 options. If Mr. Raykov is dismissed from employment by us for any reason other than “cause,” we are obligated to pay Mr. Raykov severance compensation equal to twelve months of salary.

42

Robert Andrade

Mr. Andrade has been employed by Adherex since July 2009, when he initially agreed to be compensated at the minimum wage. Pursuant to an employment agreement dated May 3, 2010 between Robert Andrade and Adherex, Mr. Andrade is employed as Adherex’s Chief Financial Officer. Pursuant to this agreement, Mr. Andrade (a) receives an initial annual salary in the amount of $140,000, (b) upon approval by shareholders of the amended Stock Option Plan was granted options to purchase up to 5.0% of our common stock outstanding estimated by us to be outstanding upon completion of the Rights Offering, and (c) may receive annual bonuses at the sole discretion of the Board.  If Mr. Andrade’s employment terminates due to a change of control of Adherex, any then remaining unvested shares under his options shall immediately vest and be fully exercisable. On August 18, 2010, Mr. Andrade was granted 971,885 options and on August 19, 2011 Mr. Andrade was granted 51,152 options pursuant to his employment agreement. Further, on November 20, 2019, Mr. Andrade was granted 150,000 options. If Mr. Andrade is dismissed from employment by us for any reason other than “cause,” we are obligated to pay Mr. Andrade severance compensation equal to twelve months of salary.

Dr. Thomas Spector

Dr. Spector has been employed by Adherex since July 2009, when he was initially paid a salary of $80,000 per year. Pursuant to an employment agreement dated May 3, 2010 between Dr. Thomas Spector and Adherex, Dr. Spector is employed as Adherex’s Chief Scientific Officer. Pursuant to this agreement, Dr. Spector (a) receives an annual salary in the amount of $150,000, (b) upon approval by shareholders of the amended Stock Option Plan was granted options to purchase up to 5.0% of our common stock outstanding estimated by us to be outstanding upon completion of the Rights Offering, and (c) may receive annual bonuses at the sole discretion of the Board.  If Dr. Spector’s employment terminates due to a change of control of Adherex, any then remaining unvested shares under his options shall immediately vest and be fully exercisable. On August 18, 2010, Dr. Spector was granted 971,885 options and on August 19, 2011 was granted 51,152 options pursuant to his employment agreement. Further, on November 20, 2019, Dr. Spector was granted 150,000 options. If Dr. Spector is dismissed from employment by us for any reason other than “cause,” we are obligated to pay Dr. Spector’s severance compensation equal to twelve months of salary.

In addition to such employment agreements, Dr. Spector and Messrs. Andrade and Raykov, are each a party to a confidentiality and intellectual property agreement with us.

In the employment agreements for each of Dr. Spector and Messrs. Andrade and Raykov “cause” is generally defined as (1) material breach of the terms of the employment or intellectual property agreements; (2) failure to perform the duties inherent in Employee’s position in good faith and in a reasonable and appropriate manner; or (3) acts of fraud or embezzlement or other intentional misconduct which adversely affects the Company's business.

Equity Grants, Exercises and Holdings

The following table sets forth information concerning the number and value of unexercised options held by each Named Executive Officer as of December 31, 2012.

Outstanding Equity Awards at December 31, 2012

Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)(1)		Option Expiration Date
Rostislav Raykov	971,885	(2)	—	CAD$	0.81	08/18/2017
	51,152	(3)	—	CAD$	0.63	08/19/2018
	150,000	(4)	—	USD$	0.35	11/20/2019
Robert Andrade	971,885	(2)	—	CAD$	0.81	08/18/2017
	51,152	(3)	—	CAD$	0.63	08/19/2018
	150,000	(4)	—	USD$	0.35	11/20/2019
Dr. Thomas Spector	971,885	(2)	—	CAD$	0.81	08/18/2017
	51,152	(3)	—	CAD$	0.63	08/19/2018
	150,000	(4)	—	USD$	0.35	11/20/2019

43

(1)	The current Stock Option Plan provides for grants denominated in US and CAD dollars.
(2)	971,885 options were granted on 08/18/2010 with all 971,885 immediately exercisable.
(3)	51,152 options were granted on 08/19/2011 with all 51,152 immediately exercisable.
(4)	150,000 options were granted on 11/20/2012 with all 150,000 immediately exercisable.

Termination Benefits

In the event of his termination with us other than for cause, we will pay Rostislav Raykov $140,000 severance. In the event of his termination with us other than for cause, we will pay Robert Andrade $140,000 severance. In the event of his termination with us other than for cause, we will pay Dr. Thomas Spector $150,000 severance.

Compensation of Directors

Director Compensation Table

The following table summarizes the compensation earned by or paid to the Company's non-executive directors for the year ended December 31, 2012.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)		Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Mr. Lieberman	—	—	—		—	—	—	—
Mr. Rallis	16,500	—	16,507	(2)	—	—	—	$33,007
Mr. Skolsky	7,500	—	13,290	(2)	—	—	—	$20,790

(1) Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

(2) Dollar value amounts are based on individual grants of 25,000 options on April 5, 2012and 27,778 options on May 18, 2012at an exercise price of $0.18, and 14,286 options on November 20, 2012 at an exercise price of $0.35 to both Chris Rallis and Steve Skolsy and a grant of 33,333 options to Chris Rallis on August 20, 2012 at an exercise price of CAD$0.11 vested in full on the date of grant. All options expire 7 years from the date of grant.

The annual compensation considerations for non-executive directors also include the awarding of stock options. The granting of options to the non-executive directors under the Stock Option Plan serves three primary purposes: (1) to recognize the significant time and effort commitments during the past year; (2) to provide long-term incentives for future efforts since the value of the options is directly dependent on the market valuation of the Corporation; and (3) to retain quality individuals as the options typically vest over time. When determining whether and how many new option grants will be made, the Compensation Committee takes into account the amount and terms of any outstanding options. Adherex does not require its non-executive directors to own a specific amount of common stock.

Each of the Chris A. Rallis and Steven D. Skolsky has entered into an Independent Director Agreement with the Company, dated as of August 25, 2011, which provides for (i) cash compensation in the form of USD$ 1,500 per board meeting attended, and (ii) non-cash compensation in the form of a grant of options to purchase shares of the Company’s common stock having an aggregate value equal to USD $5,000 (with price per share and exercise price based on the value of the Company’s common stock as of the date of grant) per board meeting attended.  The options immediately vest when granted and are otherwise subject to the terms and conditions of the Company’s stock option plan, as amended. The Independent Director Agreement also provides for the reimbursement of such director’s reasonable travel and related expenses incurred in the course of attending board meetings.

Mr. Lieberman currently does not accept cash fees or stock for his participation on the Board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table sets forth information regarding shares of our common stock beneficially owned as of March 16, 2013 by: (i) each of our officers and directors; (ii) all officers and directors as a group; and (iii) each person known by us to beneficially own five percent or more of the outstanding shares of our common stock. Except as indicated below, the security holders listed possess sole voting and investment power with respect to the shares beneficially owned by that person. Except as otherwise indicated below, the address for each listed shareholder is c/o Adherex Technologies Inc., 68 TW Alexander Drive, PO Box 13628, Research Triangle Park, North Carolina 27709.

44

Name	Common Stock	Common Stock Options Exercisable Within 60 Days	Common Stock Purchase Warrants Exercisable Within 60 Days	Total Stock and Stock Based Holdings (1)	% Ownership (1)

Robert Andrade	82,228	1,173,037	38,889	1,294,154	4.9%

David Lieberman (2)	11,111,111		8,805,333	19,916,444	58.6%

Chris A. Rallis	-	110,397	-	110,397	* %

Rostislav Raykov	122,222	1,173,037	66,667	1,361,926	5.2%

Steven D. Skolsky	-	77,063	-	77,063	* %

Thomas Spector	33,333	1,173,037	33,333	1,239,703	4.7%

All officers and directors as a group (6 persons)	11,348,894	3,706,571	8,944,222	23,999,687	63.5%

Southpoint Capital Advisors LP (2)	11,111,111	-	8,805,333	19,916,444	58.6%

683 Capital Management LLC(3)	2,162,457	-	1,997,902	4,160,359	15.3%

Robert Butts	2,305,778		2,305,778	4,611,556	16.8%

* Percentage of shares beneficially owned does not exceed one percent.

(1)

For purposes of this table “beneficial ownership” is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person or group has the right to acquire within 60 days after March 16, 2013.  For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares that such person or group has the right to acquire within 60 days after March 16, 2013 are deemed outstanding but are not deemed to be outstanding for purposes of computing the percentage ownership of any other person or group. As of March 16, 2013, there were 25,157,618 shares of our common stock issued and outstanding.

(2)

David Lieberman an employee of Southpoint Capital Advisors, LP, 623 Fifth Avenue, Suite 2503, New York, New York 10022.  John S. Clark, II holds dispositive power over the shares owned by Southpoint Capital Advisors, LP.

(3)	683 Capital Management, LLC, 595 Madison Avenue, 17th Floor, New York, New York 10025. Ari Zweiman holds dispositive power over the shares owned by 683 Capital Management LLC.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

D. Scott Murray, a former executive officer, and Adherex entered into a Separation and Mutual Release Agreement, dated as of March 8, 2011, pursuant to which (a) each party thereto agreed to a mutual release of claims by such party and (b) we made a separation payment of $50,000 to Mr. Murray and granted Mr. Murray a three year period commencing July 10, 2009 to exercise any vested but unexpired stock options previously granted to him.

45

Except for the foregoing, there were no related party transactions in the last two years that were required to be reported under Item 404(d) of Regulation S-K.

Director Independence

The Board of Directors is composed of a majority of independent directors. The Board applies the definition of independence found in the rules of the SEC and in Canadian National Instrument 58-101 and National Policy 58-201. The Board has determined that three of the current five directors are “independent”, including the Chair of the Board, being Messrs. Lieberman, Rallis, and Skolsky. Only two current directors have material relationships with the Corporation and are therefore not independent. Mr. Raykov, Chief Executive Officer of the Corporation, and Mr. Andrade, Chief Financial Officer of the Corporation, are considered to have a material relationship with the Corporation by virtue of their executive officer positions. Adherex is of the view that the composition of its Board reflects a diversity of background and experience that are important for effective corporate governance. Other directorships held by Board members are described in this prospectus under the heading “Directors and Executive Officers.”

LEGAL MATTERS

Certain legal matters in connection with the securities have been passed upon for us by the law firm of LaBarge Weinstein LLP, Kanata, Ontario. LaBarge Weinstein LLP has not received a direct or indirect interest in our company and has never been a promoter, underwriter, voting trustee, director, officer or employee of our company. Nor does LaBarge Weinstein LLP have any contingent based agreement with us or any other interest in or connection to us.

EXPERTS

The consolidated financial statements as of December 31, 2012 and 2011 and for the years then ended, and for the period from September 3, 1996 (date of inception) to December 31, 2012 and the adjustments to the consolidated financial statements for the period from September 3, 1996 (date of inception) to December 31, 2008 to retrospectively give effect of the stock split included in this Prospectus have been audited by Deloitte LLP, Independent Registered Chartered Accountants, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The Company's consolidated statements of operations and cash flows, and statement of stockholders’ equity for the period from September 3, 1996 (date of inception) to December 31, 2008, before the effects of the adjustments to retrospectively give effect of the stock split as described in Note 2 and Note 7 to the consolidated financial statements, not presented separately herein, were audited by PricewaterhouseCoopers LLP, whose report, dated March 30, 2009, expressed an unqualified opinion on those statements.

46

FINANCIAL STATEMENTS

47

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Adherex Technologies Inc.

We have audited the accompanying consolidated balance sheets of Adherex Technologies Inc. and subsidiaries (a development stage company) (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended, and cumulatively for the period from September 3, 1996 (date of inception) to December 31, 2012.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits. The Company's financial statements for the period September 3, 1996 (date of inception) to December 31, 2008, before the effects of the adjustments to retrospectively give effect of the stock split as described in Note 2 and Note 7 to the consolidated financial statements, were audited by other auditors whose report, dated March 30, 2009, expressed an unqualified opinion on those statements.  The financial statements for the period September 3, 1996 (date of inception) to December 31, 2008 reflect a net loss of $97,979,000. The other auditors' report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such prior period, is based solely on the report of such other auditors.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, and for the period from September 3, 1996 (date of inception) to December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited the adjustments to the consolidated financial statements for the period from September 3, 1996 (date of inception) to December 31, 2008 to retrospectively give effect of the stock split as described in Note 2 and Note 7 to the consolidated financial statements. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the financial statements of the Company for the period from September 3, 1996 (date of inception) to December 31, 2008 other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the financial statements for the period from September 3, 1996 (date of inception) to December 31, 2008 taken as a whole.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage biopharmaceutical company with a portfolio of product candidates under development for use in the treatment of cancer, as discussed in Note 1 to the consolidated financial statements. During the year ended December 31, 2012, the Company incurred a loss from operations of $3,620,000. At December 31, 2012, it had an accumulated deficit of $110,543,000 and had experienced negative cash flows from operating activities since inception in the amount of $85,037,000. In addition, it had a deficiency in working capital at December 31, 2012 and the Company's operating losses since inception raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte LLP
Independent Registered Chartered Accountants
Licensed Public Accountants
Ottawa, Canada

March 21, 2013

48

Independent Auditors’ Report

To the Shareholders of Adherex Technologies Inc.

In our opinion, the consolidated statements of operations and cash flows, not separately presented herein, and statement of stockholders’ equity present fairly, in all material respects, the results of operations and cash flows for the period from September 3, 1996 (date of inception) to December 31, 2008 of Adherex Technologies Inc. (a development stage enterprise) (the “Company”) in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively give effect of the reverse stock split as described in Notes 2 and 7 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Ottawa, Canada

March 30, 2009

49

Adherex Technologies Inc.

(a development stage company)

Consolidated Balance Sheets

(U.S. Dollars and shares in thousands, except per share amounts)

	December 31, 2012	December 31, 2011
Assets

Current assets
Cash and cash equivalents	$2,303	$5,297
Prepaid expense	56	35
Other current assets	6	19

Total assets	$2,365	$5,351

Liabilities and stockholders’ equity

Current liabilities
Accounts payable	$259	$342
Accrued liabilities	423	52
Derivative liabilities	6,640	5,077
Total current liabilities	7,322	5,471

Total liabilities	7,322	5,471

Commitments and contingencies (Note 10 and 11)

Stockholders’ (deficit) equity

Common stock, no par value; unlimited shares authorized; (2012 - 25,158, 2011 - 25,158 shares issued and outstanding)	65,952	65,952
Additional paid-in capital	38,391	38,065
Deficit accumulated during development stage	(110,543)	(105,380)
Accumulated other comprehensive income	1,243	1,243
Total stockholders’ (deficit) equity	(4,957)	(120)
Total liabilities and stockholders’ (deficit) equity	$2,365	$5,351

(The accompanying notes are an integral part of these consolidated financial statements)

50

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Operations

(U.S. dollars and shares in thousands, except per share information)

	Year Ended December 31, 2012	Year Ended December 31, 2011	Cumulative From September 3, 1996 to December 31, 2012

Revenue	$-	$-	$-

Operating expenses:
Research and development	2,075	1,494	69,168
Impairment of capital assets	-	-	386
Gain on deferred lease inducements	-	-	(497)
Acquired in-process research and development	-	-	13,094
General and administration	1,545	1,944	32,094
Loss from operations	(3,620)	(3,438)	(114,245)

Other income (expense):
(Loss)/Gain on derivative warrants	(1,563)	8,071	3,257
Settlement of Cadherin Biomedical Inc. litigation	-	-	(1,283)
Interest expense	-	-	(19)
Other income/(expense)	(5)	9	259
Interest income	25	43	2,897
Total other (expense)/ income	(1,543)	8,123	5,111

Net (loss)/income and total comprehensive loss	$(5,163)	$4,685	$(109,134)

(Loss)/earnings per share of common stock, basic	$(0.21)	$0.20

(loss)/earnings per share of common stock, diluted	$(0.21)	$0.19

Weighted-average number of shares of common stock outstanding, basic	25,158	23,983

Weighted-average number of shares of common stock outstanding, diluted	25,158	24,050

(The accompanying notes are an integral part of these consolidated financial statements)

51

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Cash Flows

(U.S. Dollars and shares in thousands, except per share amounts)

	Year Ended December 31, 2012	Year Ended December 31, 2011	Cumulative From September 3, 1996 to December 31,2012
Cash flows from (used in):
Operating activities:
Net (loss)/income	$(5,163)	$4,685	$(109,134)
Adjustments for non-cash items:
Loss/(gain) on derivative warrants	1,563	(8,071)	(3,257)
Depreciation and amortization	-	-	1,404
Non-cash Cadherin Biomedical Inc. litigation expense	-	-	1,187
Unrealized foreign exchange (gain)/loss		(9)	36
Loss on impairment of capital assets	-	-	386
Amortization of and gain on lease inducements	-	-	(412)
Non-cash severance expense	-	-	168
Stock options issued to consultants	152	121	1,048
Stock options issued to employees	174	129	10,269
Acquired in-process research and development	-	-	13,094
Changes in non-cash working capital	280	(81)	174
Net cash used in operating activities	(2,994)	(3,226)	(85,037)

Investing activities:
Purchase of capital assets	-	-	(1,440)
Disposal of capital assets	-	-	115
Proceeds from sale of assets	-	-	24
Release of restricted cash	-	-	190
Restricted cash	-	-	(209)
Purchase of short-term investments	-	-	(22,148)
Redemption of short-term investments	-	-	22,791
Investment in Cadherin Biomedical Inc.	-	-	(166)
Acquired intellectual property rights	-	-	(640)
Net cash used in investing activities	-	-	(1,483)

Financing activities:
Conversion of long-term debt to equity	-	-	68
Long-term debt repayments	-	-	(65)
Capital lease repayments	-	-	(8)
Issuance of common stock	-	2,566	86,443
Registration expense	-	-	(465)
Financing expenses	-	-	(544
Proceeds from convertible note	-	-	3,017
Other liability repayments	-	-	(87)
Security deposits received	-	-	35
Proceeds from exercise of stock options	-	-	51
Net cash provided from financing activities	-	2,566	88,445

Effect of exchange rate changes on cash and cash equivalents	-	10	378

Net change in cash and cash equivalents	(2,994)	(650)	2,303
Cash and cash equivalents - Beginning of period	5,297	5,947	-
Cash and cash equivalents - End of period	$2,303	$5,297	2,303

(The accompanying notes are an integral part of these consolidated financial statements)

52

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Stockholders' Equity

(U.S. dollars and shares in thousands, except per share information)

	Common Stock		Non-redeemable Preferred Stock	Additional Paid-in	Accumulated Other Comprehensive	Deficit Accumulated During Development	Total Shareholders’
	Number	Amount	of Subsidiary	Capital	Income	Stage	(Deficit)/Equity
Balance as at Sept. 3 1996	-	$-	$-	$-	$-	$-	$-
Issuance of common stock	89	-	-	-	-	-	-
Net loss	-	-	-	-	-	(37)	(37)
Balance at June 30, 1997	89	-	-	-	-	(37)	(37)
Net loss	-	-	-	-	-	(398)	(398)
Balance at June 30, 1998	89	-	-	-	-	(435)	(435)
Exchange of Adherex Inc. shares for Adherex Technologies Inc. shares	(89)	-	-	-	-	-	-
Issuance of common stock	239	1,615	-	-	-	-	1,615
Cumulative translation adjustment	-	-	-	-	20	-	20
Net loss	-	-	-	-	-	(958)	(958)
Balance at June 30, 1999	239	1,615	-	-	20	(1,393)	242
Issuance of common stock	16	793	-	-	-	-	793
Issuance of equity rights	-	-	-	171	-	-	171
Issuance of special warrants	-	-	-	255	-	-	255
Settlement of advances:
Issuance of common stock	16	175	-	-	-	-	175
Cancellation of common stock	(7)	-	-	-	-	-	-
Cumulative translation adjustment	-	-	-	-	16	-	16
Net loss	-	-	-	-	-	(1,605)	(1,605)
Balance at June 30, 2000	264	2,583	-	426	36	(2,998)	47
Issuance of common stock:
Initial Public Offering (“IPO”)	74	5,727	-	-	-	(38)	5,689
Other	5	341	-	-	-	-	341
Issuance of special warrants	-	-	-	1,722	-	-	1,722
Conversion of special warrants	30	1,977	-	(1,977)	-	-	-
Issuance of Series A special warrants	-	-	-	4,335	-	-	4,335
Conversion of Series A special warrants	69	4,335	-	(4,335)	-	-	-
Conversion of equity rights	4	171	-	(171)	-	-	-
Cumulative translation adjustment	-	-	-	-	182	-	182
Net loss	-	-	-	-	-	(2,524)	(2,524)
Balance at June 30, 2001	446	15,134	-	-	218	(5,560)	9,792
Cumulative translation adjustment	-	-	-	-	11	-	11
Net loss	-	-	-	-		(3,732)	(3,732)
Balance at June 30, 2002	446	15,134	-	-	229	(9,292)	6,071

(The accompanying notes are an integral part of these consolidated financial statements)

 (continued on next page)

53

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Stockholders' Equity (continued)

(U.S. dollars and shares in thousands, except per share information)

	Common Stock		Non-redeemable Preferred Stock	Additional Paid-in	Accumulated Other Comprehensive	Deficit Accumulated During Development	Total Shareholders’
	Number	Amount	of Subsidiary	Capital	Income	Stage	(Deficit)/Equity
Balance at June 30, 2002	446	15,134	-	-	229	(9,292)	6,071
Common stock issued for Oxiquant acquisition	446	11,077	-	543	-	-	11,620
Exercise of stock options	1	4	-	-	-	-	4
Distribution to shareholders	-	-	-	-	-	(158)	(158)
Stated capital reduction	-	(9,489)	-	9,489	-	-	-
Stock options issued to consultants	-	-	-	4	-	-	4
Equity component of June convertible notes	-	-	-	1,058	-	-	1,058
Financing warrants	-	-	-	53	-	-	53
Cumulative translation adjustment	-	-	-	-	(159)	-	(159)
Net loss	-	-	-	-	-	(17,795)	(17,795)
Balance at June 30, 2003	893	16,726	-	11,147	70	(27,245)	698
Stock options issued to consultants	-	-	-	148	-	-	148
Repricing of warrants related to financing	-	-	-	18	-	-	18
Equity component of December convertible notes	-	-	-	1,983	-	-	1,983
Financing warrants	-	-	-	54	-	-	54
Conversion of June convertible notes	96	1,216	-	(93)	-	-	1,123
Conversion of December convertible notes	60	569	-	(398)	-	-	171
Non-redeemable preferred stock	-	-	1,045	-	-	-	1,045
December private placement	640	8,053	-	5,777	-	-	13,830
May private placement	259	6,356	-	2,118	-	-	8,474
Exercise of stock options	1	23	-	-	-	-	23
Amalgamation of 2037357 Ontario Inc.	44	660	(1,045)	363	-	-	(22)
Cumulative translation adjustment	-	-	-	-	(219)	-	(219)
Net loss	-	-	-	-	-	(6,872)	(6,872)
Balance at June 30, 2004	1,993	33,603	-	21,117	(149)	(34,117)	20,454
Stock options issued to consultants	-	-	-	39	-	-	39
Stock options issued to employees	-	-	-	604	-	-	604
Cost related to SEC registration	-	(493)	-	-	-	-	(493)
Acquisition of Cadherin Biomedical Inc.	37	1,252	-	-	-	-	1,252
Cumulative translation adjustment	-	-	-	-	1,392	-	1,392
Net loss – six months ended December 31, 2004	-	-	-	-	-	(6,594)	(6,594)
Balance at December 31, 2004	2,030	34,362	-	21,760	1,243	(40,711)	16,654

(The accompanying notes are an integral part of these consolidated financial statements)

(continued on next page)

54

Adherex Technologies Inc.

 (a development stage company)

Consolidated Statements of Stockholders' Equity (continued)

(U.S. dollars and shares in thousands, except per share information)

	Common Stock		Non-redeemable Preferred Stock	Additional Paid-in	Accumulated Other Comprehensive	Deficit Accumulated During Development	Total Shareholders’
	Number	Amount	of Subsidiary	Capital	Income	Stage	(Deficit)/ Equity
Balance at December 31, 2004	2,030	34,362	-	21,760	1,243	(40,711)	16,654
Financing costs	-	(141)	-	-	-	-	(141)
Exercise of stock options	1	25	-	-	-	-	25
Stock options issued to consultants	-	-	-	276	-	-	276
July private placement	337	7,060	-	1,074	-	-	8,134
Net loss	-	-	-	-	-	(13,871)	(13,871)
Balance at December 31, 2005	2,368	41,306	-	23,110	1,243	(54,582)	11,077
Stock options issued to consultants	-	-	-	100	-	-	100
Stock options issued to employees	-	-	-	491	-	-	491
May private placement	431	5,218	-	822	-	-	6,040
Net loss	-	-	-	-	-	(16,440)	(16,440)
Balance at December 31, 2006	2,799	46,524	-	24,523	1,243	(71,022)	1,268
Stock options issued to consultants	-	-	-	59	-	-	59
Stock options issued to employees	-	-	-	2,263	-	-	2,263
February financing	4,209	17,842	-	5,379	-	-	23,221
Exercise of warrants	116	563	-	131	-	-	694
Net loss	-	-	-	-	-	(13,357)	(13,357)
Balance at December 31, 2007	7,124	64,929	-	32,355	1,243	(84,379)	14,148
Stock options issued to consultants	-	-	-	88	-	-	88
Stock options issued to employees	-	-	-	2,417	-	-	2,417
Net loss	-	-	-	-	-	(13,600)	(13,600)
Balance at December 31, 2008	7,124	$64,929	$-	$34,860	$1,243	$(97,979)	$3,053
Stock options issued to consultants	-	-	-	10	-	-	10
Stock options issued to employees	-	-	-	355	-	-	355
Net loss	-	-	-	-	-	(3,012)	(3,012)
Balance at December 31, 2009	7,124	$64,929	$-	$35,225	$1,243	$(100,991)	$406
Stock options issued to consultants	-	-	-	53	-	-	53
Stock options issued to employees	-	-	-	2,439	-	-	2,439
April Financing	13,337	-	-	-	-	-	-
Net loss	-	-	-	-	-	(7,823)	(7,823)
Balance at December 31, 2010	20,461	$64,929	$-	$37,717	$1,243	$(108,815)	$(4,924)
Stock options issued to consultants	-	-	-	20	-	-	20
Stock options issued to employees	-	-	-	129	-	-	129
Rights Offering	4,697	1,023	-	199	-	(1,250)	(28)
Net income	-	-	-	-	-	4,685	4,685
Balance at December 31, 2011	25,158	$65,952	$-	$38,065	$1,243	$(105,380)	$(120)

(The accompanying notes are an integral part of these consolidated financial statements)

(continued on next page)

55

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Stockholders' Equity (continued)

(U.S. dollars and shares in thousands, except per share information)

	Common Stock		Non-redeemable Preferred Stock	Additional Paid-in	Accumulated Other Comprehensive	Deficit Accumulated During Development	Total Shareholders’ (Deficit)/
	Number	Amount	of Subsidiary	Capital	Income	Stage	Equity
Stock options issued to consultants	-	-	-	152	-	-	152
Stock options issued to employees	-	-	-	174	-	-	174
Net income	-	-	-	-	-	(5,163)	(5,163)
Balance at December 31, 2012	25,158	$65,952	$-	$38,391	$1,243	$(110,543)	$(4,957)

(The accompanying notes are an integral part of these consolidated financial statements)

56

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements

(U.S. dollars and shares in thousands, except per share information)

1.	Going Concern

Adherex Technologies Inc. (“Adherex”), a British Columbia corporation together with its wholly owned subsidiaries Oxiquant, Inc. (“Oxiquant”) and Adherex, Inc., both Delaware corporations, and Cadherin Biomedical Inc. (“CBI”), a Canadian corporation, collectively referred to herein as the “Company,” is a development stage biopharmaceutical company with a portfolio of product candidates under development for use in the treatment of cancer. With the exception of Adherex Inc., all subsidiaries are inactive.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States (“U.S.”) of America that are applicable to a going concern which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company is a development stage company and during the year ended December 31, 2012, incurred a loss from operations of $3,620. At December 31, 2012, it had an accumulated deficit of$110,543, and had experienced negative cash flows from operating activities since inception in the amount of $85,037. In addition, it had a deficiency in working capital at December 31, 2012 and the Company's operating losses since inception.

These circumstances raise substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the use of accounting principles applicable to a going concern may not be appropriate. The Company will need to obtain additional funding in the future in order to finance our business strategy, operations and growth through the issuance of equity, debt or collaboration. If we fail to arrange for sufficient capital on a timely basis, we may be required to curtail our business activities until we can obtain adequate financing.

These financial statements do not reflect the potentially material adjustments in the carrying values of assets and liabilities, the reported expenses, and the balance sheet classifications used, that would be necessary if the going concern assumption were not appropriate.

2.	Significant Accounting Policies

Basis of presentation

The consolidated financial statements include the accounts of Adherex and of all its wholly-owned subsidiaries and all inter-company transactions and balances have been eliminated upon consolidation.

On August 10, 2011, the Board of Directors approved a 1-for-18 reverse stock split, or “Share Consolidation”, which became effective on August 25, 2011. The 1-for-18 reverse stock split affected all of the Company’s common shares, stock options and warrants outstanding at the effective date. Consequently, the Company has retroactively adjusted its financial statements for all periods presented to show the shares, stock options and warrants as if they had always been presented on this basis. The number of units and unit prices (including with respect to the units issued in our April 2010 Private Placement and the Rights Offering) have not been adjusted to reflect the Share Consolidation, and the number of warrants outstanding have not been adjusted to reflect the Share Consolidation (in accordance with the terms of the warrants, the number of shares of common stock issuable thereunder were adjusted as a result of the Share Consolidation but not the number of warrants outstanding).

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting period. Significant estimates include certain accruals, valuation of derivative warrant liability and the value of stock based compensation. Actual results could differ from those estimates.

57

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities at the date of purchase of three months or less.

The Company places its cash and cash equivalents in investments held by financial institutions in accordance with its investment policy designed to protect the principal investment. At December 31, 2012, the Company had $2,303 in cash accounts (2011- $5,297). Money market investments typically have minimal risk; however, in recent years the financial markets have been volatile resulting in concerns regarding money market investments. The Company has not experienced any loss or write-down of its money market investments.

Financial instruments

Financial instruments recognized on the balance sheets at December 31, 2012 and December 31, 2011 consist of cash and cash equivalents, accounts payable and derivative warrant liability, the carrying value of which, with the exception of the derivative warrant liability, approximates fair value due to their relatively short time to maturity. The Company does not hold or issue financial instruments for trading.

The Company’s investment policy is to manage investments to achieve, in the order of importance, the financial objectives of preservation of principal, liquidity and return on investment. Investments, when made, are made in U.S. or Canadian bank securities, commercial paper of U.S. or Canadian industrial companies, utilities, financial institutions and consumer loan companies, and securities of foreign banks provided the obligations are guaranteed or carry ratings appropriate to the policy. Securities must have a minimum Dun & Bradstreet rating of A for bonds or R1 low for commercial paper.

The policy risks are primarily the opportunity cost of the conservative nature of the allowable investments. As the main purpose of the Company is research and development, the Company has chosen to avoid investments of a trade or speculative nature.

Common stock and warrants

At December 31, 2007, the Company had warrants outstanding to purchase common stock that were denominated in both U.S. and Canadian dollars, which resulted in the Company having warrants outstanding that were denominated outside the Company’s U.S. dollar functional currency.

In November 2007, the Emerging Issues Task Force (“EITF”) of the FASB issued EITF No. 07-5, Issue Summary No.1 “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity's Own Stock” (“EITF 07-5”), codified as ASC 815-40.  In June 2008, one of the conclusions reached under EITF 07-05 was a consensus that an equity-linked financial instrument would not be considered indexed to the entity's own stock if the strike price is denominated in a currency other than the issuer's functional currency. The issues brought to the EITF for discussion related to how an entity should determine whether certain instruments or embedded features are indexed to its own stock. This discussion included equity-linked financial instruments where the exercise price is denominated in a currency other than the issuer's functional currency; such as the Company’s outstanding warrants to purchase common stock that were denominated in Canadian dollars. This conclusion reached under EITF 07-05 clarified the accounting treatment for these and certain other financial instruments as it related to FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), codified as ASC 815-10. SFAS 133 specifies that a contract that would otherwise meet the definition of a derivative under SFAS 133, issued or held by the reporting entity that is both (a) indexed to its own stock and (b) classified in stockholders' equity in its statement of financial position should not be considered a derivative financial instrument for purposes of applying SFAS 133. As a result, the Company’s outstanding warrants denominated in Canadian dollars were not considered to be indexed to its own stock and should therefore be treated as derivative financial instruments and recorded at their fair value as a liability. EITF 07-05 is effective for financial statements for fiscal years beginning after December 15, 2008 and earlier adoption is not permitted. Since the warrants to purchase common stock that are denominated in Canadian dollars expired on December 19, 2008, EITF 07-5 did not have a material impact on the Company’s financial statements through 2008. However, the Company issued further Canadian dollar denominated warrants on April 30, 2010 and March 29, 2011 and this results in warrants shown as a liability which is marked to market as at December 31, 2012 and December 31, 2011. At December 31, 2012, the derivative liabilities were valued at $6,640 (2011: $5,077) and the unrealized loss on the value of the underlying securities was $1,563 (2011: gain$8,071) for the year ended December 31, 2012.

Revenue recognition

Non-refundable up-front payments received in conjunction with the development and license agreement, including license fees and milestones, are deferred and recognized on a straight-line basis over the relevant periods.

58

The Company records royalty revenue in accordance with the contract terms once it can be reliably measured and the collection is reasonably assured.

At this time, the Company does not have any revenue.

Research and development costs and investment tax credits

Research costs, including employee compensation, laboratory fees, lab supplies, and research and testing performed under contract by third parties, are expensed as incurred. Development costs, including drug substance costs, clinical study expenses and regulatory expenses are expensed as incurred.

Investment tax credits, which are earned as a result of qualifying research and development expenditures, are recognized when the expenditures are made and their realization is reasonably assured. They are applied to reduce related capital costs and research and development expenses in the year recognized.

Income taxes

The Company accounts for income taxes under the asset and liability method that requires the recognition of deferred tax assets or liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities. The Company provides a valuation allowance to reduce its deferred tax assets when it is more likely than not that such assets will not be realized.

The Company accounts for uncertainty in income taxes by following the Financial Accounting Standards Board issued Interpretation No. 48 (‘‘FIN 48’’), codified as ASC 740-10-25, ‘‘Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109.’’ FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, ‘‘Accounting for Income Taxes.’, codified as ASC 740-10. FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions have met a “more-likely-than-not” threshold of being sustained by the applicable tax authority. Tax benefits related to tax positions not deemed to meet the “more-likely-than-not” threshold are not permitted to be recognized in the financial statements. Upon adoption of FIN 48, the Company has elected an accounting policy that continues to classify accrued interest and penalties related to liabilities for income taxes in income tax expense.

Foreign currency translation

The U.S. dollar is the functional currency for the Company’s consolidated operations. For those entities, all gains and losses from currency translations are included in results of operations.

Earnings/(Loss) per share

Basic net earnings/(loss) per share is computed by dividing net earnings/(loss) by the weighted average number of shares of common stock outstanding during the year. Diluted net earnings per share is computed using the same method, except the weighted average number shares of common stock outstanding includes convertible debentures, stock options and warrants, if dilutive as determined using the treasury method.

Newly adopted accounting pronouncements

On May 12, 2011, the FASB issued ASU 2011-04 “Fair Value Measurement Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. Specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers into and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances, and settlements to be presented separately on a gross basis in the reconciliation of Level 3 fair value measurements. Level 3 reconciliation disclosures are effective for annual and interim periods beginning after December 15, 2011. The adoption of the guidance to has not had a significant impact on the Company’s consolidated financial position and results of operations.

59

In June 2011, the FASB released ASU 2011-05, “Comprehensive Income (Topic 220) – Presentation of Comprehensive Income”. This update requires and entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income in either a single continuous statement or two separate but consecutive statements. This guidance does not change the items that must be reported in other comprehensive income. Subsequently, in December 2011, the FASB issued ASU 2011-12 which deferred some aspects of the June guidance that relate to the presentation of reclassification adjustments. ASU 2011-05 is now effective for fiscal years and interim periods within those years, beginning after December 15, 2012. The adoption of this standard to has not had a significant impact on the Company’s consolidated financial position or results of operations.

Recent accounting pronouncements

In February 2013, the FASB issued ASU 2013-02 to improve the reporting of reclassifications out of accumulated other comprehensive income. The ASU provides amendments to the Comprehensive Income subtopic of the FASB ASC, such that companies must report the effect of significant reclassifications out of accumulated comprehensive income on the respective line items in net income. For other amounts that are not required to be reclassified in their entirety to net income, an entity may cross reference to the relevant note disclosure. The Company is required to adopt this ASU in the first quarter for fiscal 2013.

3.	Capital Assets

At December 31, 2012 and December 31, 2011, the Company determined the carrying values of its capital assets to be nil.

4.	Stock Options

The Compensation Committee of the Board of Directors administers the Company’s stock option plan.  The Compensation Committee designates eligible participants to be included under the plan and approves the number of options to be granted from time to time under the plan. On June 24, 2010, at the Company’s annual meeting, shareholders approved an amendment to the Company’s Stock Option Plan (the “Plan Maximum Amendment”). The Plan Maximum Amendment relates to changing the maximum number of shares of common stock issuable under the Stock Option Plan from a fixed number of 20,000 to the number of shares that represent twenty five percent (25%) of the total number of all issued and outstanding shares of common stock from time to time. Based upon the current shares outstanding, a maximum of 6,290 options are authorized for issuance under the plan.  The option exercise price for all options issued under the plan is based on the fair value of the underlying shares on the date of grant. All options vest within three years or less and are exercisable for a period of seven years from the date of grant.  The stock option plan, as amended, allows the issuance of Canadian and U.S. dollar grants. A summary of the stock option transactions, for both the Canadian and U.S. dollar grants, through the year ended December 31, 2012 is below.

The following options granted under the stock option plan are exercisable in Canadian dollars:

		Exercise Price in Canadian Dollars
	Number of Options	Range	Weighted- average
Outstanding at December 31, 2010	3,901	0.63-58.50	$1.26
Granted	310	0.54-0.81	0.62
Reinstated(1)	10	5.04-35.10	8.93
Exercised	-	-	-
Cancelled	(50)	35.10 –58.50	49.39
Outstanding at December 31, 2011	4,171	0.54-0.81	0.78
Granted	-	-	-
Exercised	-	-	-
Cancelled	-	-	-
Outstanding at December 31, 2012	4,171	$0.54-0.81	$0.78

(1)	Includes 10 options reinstated to D. Scott Murray per severance agreement on March 8, 2011 which had either expired and or were cancelled prior to the agreed severance agreement.

60

Price in Canadian Dollars	# outstanding and exercisable at December 31, 2012	Weighted average remaining life (years)
$0.54	88	5.26
$0.63	303	5.42
$0.81	3,780	4.64
TOTAL	4,171	4.70

The following options granted under the stock option plan are exercisable in U.S. dollars:

		Exercise Price in U.S. Dollars
	Number of Options	Range	Weighted- average
Outstanding at December 31, 2010	721	$1.80 - 24.30	$9.90
Granted	138	0.50-0.63	0.54
Exercised	-	-	-
Reinstated(1)	104	$5.04-21.60	9.15
Outstanding at December 31, 2011	963	$0.50 - 24.30	$8.51
Granted	1,137	0.15-0.56	0.32
Exercised	-	-	-
Cancelled	(773)	$5.04-24.30	9.92
Outstanding at December 31, 2012	1,327	$0.15-11.34	0.67

(1) Includes104 options reinstated to D. Scott Murray per severance agreement on March 8, 2011 which were cancelled in error in 2010.

Price in US Dollars	# Outstanding at December 31, 2012	# Exercisable at December 31, 2012	Remaining life (years)
$0.15	33	33	6.62
$0.18	61	61	6.38
$0.20	254	254	6.25
$0.35	689	689	6.89
$0.50	94	94	6.10
$0.56	100	100	6.97
$0.63	45	45	5.64
$1.80	4	4	2.71
$5.04	7	7	1.92
$5.22	2	2	2.41
$7.20	2	2	1.70
$10.26	23	23	1.37
$11.34	13	13	1.33
	1,327	1,327	6.44

Pursuant to employment agreements dated May 3, 2010 between the Company and each of Robert Andrade, Rostislav Raykov and Thomas Spector (collectively Messrs. Andrade, Raykov and Spector) and conditional upon the approval of the amended Stock Option Plan, the Board approved the grant to each, Messrs. Andrade, Raykov and Spector an option to purchase up to 5.0% of Adherex’s common stock estimated by the Company to be outstanding upon completion of the proposed rights offering announced by the Company on April 20, 2010. On August 18, 2010, Messrs. Andrade, Raykov and Spector were each granted 971,885 options and on August 19, 2011 Messrs. Andrade, Raykov and Spector were each granted 51,152 options.

Pursuant to Independent Director Agreements dated May 3, 2010 for each of Dr. Porter and Messrs. Breen and Bussandri and conditional upon the approval of the amended Stock Option Plan, the Board approved the grant to each Dr. Porter and Messrs. Breen and Bussandri an option to purchase up to 1.33% of Adherex’s common stock estimated by the Company to be outstanding upon completion of the proposed rights offering announced by the Company on April 20, 2010. On August 18, 2010,each of Dr. Porter and Messrs. Breen and Bussandri were granted 255,759 options and on August 19, 2011,each of Dr. Porter and Messrs. Breen and Bussandri were granted 16,369 options.

61

Effective upon the Continuance, Chris A. Rallis and Steven D. Skolsky were appointed as members of the Board of Directors and Dr. Arthur T. Porter, William G. Breen and Claudio F. Bussandri resigned from the Board of Directors. In addition, each of the new directors has entered into an Independent Director Agreement with the Company, dated as of August 25, 2011, which provides for (i) cash compensation in the form of $ 1,500 per board meeting attended, and (ii) non-cash compensation in the form of a grant of options to purchase shares of the Company’s common stock having an aggregate value equal to $5,000 (with price per share and exercise price based on the value of the Company’s common stock as of the date of grant) per board meeting attended. The options immediately vested when granted and are otherwise subject to the terms and conditions of the Company’s stock option plan, as amended. The Independent Director Agreement also provides for the reimbursement of such director’s reasonable travel and related expenses incurred in the course of attending board meetings. Stock compensation expense for the fiscal years ended December 31, 2012 and 2011 was $326 and $250 respectively.  These amounts have been included in the general and administrative expenses for the respective periods. The weighted average fair value per share of options granted during the fiscal years ended December 31, 2012 and 2011 was $0.29 and $0.56, respectively. The intrinsic value (being the difference between the share price as at December 31, 2012 and exercise price) of stock options outstanding at December 31, 2012 was NIL.

The fair values of options granted in fiscal years ended December 31, 2012 and 2011 were estimated on the date the options were granted based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	Year Ended December 31, 2012	Year Ended December 31, 2011
Expected dividend	0%	0%
Risk-free interest rate	1.09-1.26%	1.85-2.5%
Expected volatility	118-133%	121-132%
Expected life	7 years	7 years

The Company uses the historical volatility and adjusts for available relevant market information pertaining to the Company’s share price.

5.	Derivative Instruments

Effective January 1, 2009, the Company adopted ASC Topic 815-40, "Derivatives and Hedging" (ASC 815-40). One of the conclusions reached under ASC 815-40 was that an equity-linked financial instrument would not be considered indexed to the entity's own stock if the strike price is denominated in a currency other than the issuer's functional currency. The conclusion reached under ASC 815-40 clarified the accounting treatment for these and certain other financial instruments. ASC 815-40 specifies that a contract would not be treated as a derivative if it met the following conditions: (a) indexed to the Company's own stock; and (b) classified in shareholders' equity in the Company's statement of financial position. The Company's outstanding warrants denominated in Canadian dollars are not considered to be indexed to its own stock because the exercise price is denominated in Canadian dollars and the Company's functional currency is United States dollars. Therefore, these warrants have been treated as derivative financial instruments and recorded at their fair value as a liability. All other outstanding convertible instruments are considered to be indexed to the Company's stock, because their exercise price is denominated in the same currency as the Company's functional currency, and are included in stockholders' deficiency.

The Company's derivative instruments include warrants to purchase 18,035 shares, the exercise prices for which are denominated in a currency other than the Company's functional currency, as follows:

•	Warrants to purchase 13,337 shares at CAD$1.44 per whole share that expire on April 30, 2015; and
•	Warrants to purchase 4,698 shares exercisable at CAD$1.44 per whole share that expire on March 29, 2016.

These warrants have been recorded at their fair value as a liability at issuance and will continue to be re-measured at fair value as a liability at each subsequent balance sheet date. Any change in value between reporting periods will be recorded as unrealized gain/(loss). These warrants will continue to be reported as a liability until such time as they are exercised or expire. The fair value of these warrants is estimated using the Black-Scholes option-pricing model.

As of December 31, 2012, the fair value of the warrants expiring April 30, 2015 and March 29, 2016 was determined to be $4,698 and $1,847, respectively (December 31, 2011 – warrants expiring April 30, 2015, fair value of $3,672, March 29, 2016, fair value of $1,340), and the loss on these warrants for the twelve months ended December 31, 2012 was $1,026 and $507, respectively (December 31, 2011 - warrants expiring April 30, 2015, gain of $6,778; March 29,2016, gain of $643). There is no cash flow impact for these derivatives until the warrants are exercised. If these warrants are exercised, the Company will receive the proceeds from the exercise at the current exchange rate at the time of exercise.

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Gain/(Loss) on Derivative Instruments	Twelve months ended December 31, 2012	Twelve months ended December 31, 2011
Warrant expiring April 15, 2015	(1,026)	6,778
Warrant expiring March 29, 2016	(507)	643
Rights offering derivative	-	613
Options to contractors	(30)	37
Total	(1,563)	8,071

In February 2011, the Company filed a final short form prospectus for a rights offering. In accordance with the terms of the rights offering, each shareholder of record on March 2, 2011 received one right for each common share held. Every right held entitled the holder thereof to purchase for CAD $0.03, or USD $0.0303 at the shareholder’s option, a unit consisting of one common share along with one warrant to purchase a common share of the Company at CAD $0.08. The rights began trading on March 2, 2011 on the TSX and on the Pink Sheets and expired on March 29, 2011.

On March 2, 2011, the Company recognized a derivative financial liability of $1.25 million associated with the Company’s obligation to carry out the rights offering. The deficit was adjusted by a corresponding amount. The derivative financial liability will be adjusted to fair value at each quarter end with changes being recognized in earnings until the expiry of the warrants. During the year ended December 31, 2011, the Company recognized a realized derivative gain of $613. The rights expired on March 29, 2011.

Under the terms of the rights offering, the monetary amount to be received by the Company upon the exercise of rights was not fixed. Each holder of rights could elect either the $0.03 CAD or USD$0.0303 subscription price. Furthermore, the CAD $0.03 subscription price was not denominated in the Company’s U.S. dollar functional currency. Therefore, the pro rata distribution of rights to the Company’s shareholders was accounted for as a derivative financial liability measured at fair value.

Upon the closing of the rights offering in March 2011, the Company issued a total of 84,559 units for total net proceeds of $2,566. Accordingly the Company recorded an increase in Common stock of $1,023 (4,697 shares). Expenses and fees relating to the rights offering totaled approximately $300 and were expensed since it was uncertain as to whether any shares would be issued.

During the fiscal year ended December 31, 2011, the Company issued 108 options to contractors with a Canadian dollar denominated strike price. Consequently, the Company now has derivatives relating to these options since the strike price is denominated in a currency other than the US dollar functional currency of the Company. While there is an exception to this rule for employees in ASU 2010-13, no such exception exists for contractors. These options will be marked to market until the earlier of their expiry or exercise.

6.	Fair Value Measurements

The Company has adopted Fair Value Measurements and Disclosure Topic of the FASB. This Topic applies to certain assets and liabilities that are being measured and reported on a fair value basis. The Fair Value Measurements Topic defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosure about fair value measurements. This Topic enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The Topic requires that financial assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

 Assets/Liabilities Measured at Fair Value on a Recurring Basis

Fair Value Measurement at December 31, 2012

	Quoted Price in Active Markets	Significant Other	Significant
	for Identical Instruments	Observable Inputs	Unobservable Inputs
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	$-	$2,241	$-	$2,241
Liabilities
Derivative liabilities	-	6,640	-	6,640

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The Company's financial instruments include cash equivalents and derivatives. Only cash equivalents and derivatives are carried at their fair value. The derivative liabilities include warrants denominated in a currency other than the Company’s functional currency and options issued to contractors in a currency other than the functional currency of the Company. The warrants are carried at fair value and calculated using the Black-Scholes option pricing model using the following assumptions; expected dividend 0%; risk-free interest rate of 1.15%-1.36%; expected volatility of 146% - 155%; and a 2.3 or 3.2 year remaining life. The options also use the Black Scholes model with the following assumptions: expected dividend 0%; risk-free interest rate of 1.37%-1.41% expected volatility of 140%- 145%; and a 4.9-5.4 year remaining life. The risk free rate was based on Bank of Canada Bond issues of similar term. Expected volatility was estimated by using historical volatility of weekly close share prices for a period equal to the remaining life of the instrument.

7.	Shareholders’ Equity

Authorized capital stock

The Company’s authorized capital stock consists of an unlimited number of shares of no par common stock. On August 10, 2011, the Board of Directors approved a 1-for-18 reverse stock split, or “share consolidation”, which became effective on August 25, 2011. The 1-for-18 reverse stock split affected all of the Company’s common shares, stock options and warrants outstanding at the effective date. Consequently, the Company has retroactively adjusted its financial statements for all periods presented to show the share shares, stock options and warrants as if they had always been presented on this basis. The number of units and unit prices (including with respect to the units issued in our 2011 Private Placement and the Rights Offering) have not been adjusted to reflect the Share Consolidation, and the number of warrants outstanding have not been adjusted to reflect the Share Consolidation (in accordance with the terms of the warrants, the number of shares of common stock issuable thereunder were adjusted as a result of the Share Consolidation but not the number of warrants outstanding).

Equity financings

On June 5, 2001, the Company completed an IPO issuing 74 shares of common stock at a price of CAD$135 per share. Net proceeds of this offering credited to common stock amounted to $5,727 after deducting the underwriting fee of $501 and expenses of $354. As additional compensation in connection with the offering, the Company granted the underwriters non-assignable support warrants representing ten percent of the offered shares. At that time, each support warrant entitled the holder to purchase one share of common stock on or before June 5, 2003 at CAD$7.50.

On December 19, 2003, the Company completed a private placement of equity securities totaling $16,095, comprised of (i) $15,050 for 11,522 units, at a price of CAD$1.75 per unit. Each unit consisted of one share of common stock and one-half of a common stock purchase warrant in Adherex with an exercise price of CAD$2.15 per share, which expired unexercised on December 19, 2008 (on a post-consolidation basis, 640 shares of common stock were issued), and (ii) $1,045 for 800 Series 1 Preferred Shares and warrants to purchase 400 Series 1 Preferred Shares of 2037357 Ontario Inc. The $5,777 estimated fair value of the warrants has been allocated to additional paid-in capital and the balance of $8,053 has been credited to common stock. At that time, the non-redeemable Series 1 Preferred Shares of 2037357 Ontario Inc. (“Preferred Shares”) were exchangeable into 800 shares of common stock of Adherex (44 shares of common stock on a post-consolidation basis). Upon such an exchange, all of the then outstanding warrants to purchase the Preferred Shares would be exchanged for an equal number of warrants to purchase Adherex common stock, which warrants expired on December 19, 2008. The $1,045 was to be spent on specific research and development projects in Ontario, Canada as designated by Adherex. Adherex could compel the exchange of the Preferred Shares into common stock and warrants for common stock of Adherex at any time after January 3, 2005. 2037357 Ontario Inc. has been accounted for in accordance with the substance of the transaction. The $1,045 has been recorded as non-redeemable Preferred Shares and the amounts expended were recorded as expenses in the relevant periods. On June 14, 2004, the preferred shares and warrants were exchanged for 44 shares of Adherex common stock on a post-consolidation basis, and warrants to purchase shares of Adherex common stock, all of which warrants expired on December 19, 2008. In June 2004, 2037357 Ontario Inc. became a wholly owned subsidiary of the Company and was amalgamated with Adherex Technologies Inc. The investment has been split between the estimated fair value of the warrants of $363, which has been included in additional paid-in capital, and the remainder of $660, which has been recorded in common stock. On May 20, 2004, the Company completed equity financings with total gross proceeds of $9,029 less $555 of issuance costs and issued4,669 units at a purchase price of CAD$2.65 per unit. Each unit consisted of one share of common stock and one-half of a common stock purchase warrant, and, at that time, each whole warrant entitled the holder to acquire one additional share of common stock at an exercise price of CAD$3.50, all of which expired unexercised on May 19, 2007. The financing resulted in the issuance of an aggregate of 259 shares of common stock on a post-consolidation basis. The $2,118 value of the warrants has been allocated to additional paid-in capital and the balance of $6,356 has been credited to common stock.

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On July 20, 2005, the Company completed a private placement of equity securities for gross proceeds of $8,510 and issued 6,079 units at a price of $1.40 per unit, providing net proceeds of $8,134 after deducting broker fees and other expenses of $376. At the time, each unit consisted of one common share and 0.30 of a common share purchase warrant and the private placement resulted in the issuance of an aggregate of337 shares of common stock on a post –consolidation basis, along with investor warrants and broker warrants to acquire additional shares of Adherex common stock. At that time, each whole investor warrant entitled the holder to acquire one additional share of common stock of Adherex at an exercise price of $1.75 per share for a period of three years and each whole broker warrant entitled the holder to acquire one share of Adherex common stock at an exercise price of $1.75 for a period of two years, all of which expired unexercised on July 20, 2007 and 2008, respectively. The warrants, with a value of $1,074 based on the Black-Scholes option pricing model, have been allocated to additional paid-in capital and the remaining balance of $7,060 has been credited to common stock.

On May 8, 2006, the Company completed a private placement of equity securities for gross proceeds of $6,512 and issued 7,753 units at a price of $0.84 per unit providing net proceeds of $6,040 after deducting broker fees and certain other expenses. Each unit consisted of one common share and 0.30 of a common share purchase warrant, and the private placement resulted in the issuance of an aggregate of 431 shares of common stock on a post-consolidation basis, along with investor warrants and broker warrants to acquire additional shares of Adherex common stock. At that time, each whole investor warrant entitled the holder to acquire one additional share of Adherex common stock at an exercise price of $0.97 per share for a period of four years, and each whole broker warrant entitled the holder to acquire one share of Adherex common stock at an exercise price of $0.97 per share for a period of two years, all of which expired unexercised on May 7, 2008. The warrants, with a value of $822 based on the Black-Scholes option pricing model, have been allocated to additional paid-in capital and the remaining balance of $5,218 has been credited to common stock.

On February 21, 2007, the Company completed the sale of equity securities providing gross proceeds of $25,000 for 75,759 units at a price of $0.33 per unit providing net proceeds of $23,221 after deducting broker fees and other expenses. Each unit consisted of one common share and one-half of a common share purchase warrant. The offering resulted in the issuance of an aggregate of4,209 shares of common stock on a post-consolidation basis, along with investor warrants and broker warrants to acquire additional shares of Adherex common stock. At that time, each whole investor warrant entitled the holder to acquire one additional share of Adherex common stock at an exercise price of $0.40 per share for a period of three years, and each whole broker warrant entitled the holder to acquire one additional unit at an exercise price of $0.33 per unit for a period of two years, the unexercised portion of which expired on February 21, 2009. The warrants, with a value of $5,379 based on the Black-Scholes option pricing model, have been allocated to additional paid-in-capital and the remaining balance of $17,842 has been included in common stock.

During the second quarter of fiscal 2007, the Company received gross proceeds of $694 related to the exercise of warrants and issued 116 shares of common stock on a post-consolidation basis and additional investor warrants, which expired on February 21, 2010. The warrants, with a value of $131 based on the Black-Scholes option pricing model, have been allocated to additional paid-in capital and the remaining balance of $563 has been included in common stock.

On April 30, 2010, the Company completed a first closing of a non-brokered private placement (“Private Placement”) of 240,066,664 units, at a price of CAD$0.03 per unit for net proceeds of CAD$7.2 million. Each unit consisted of one common share and one common share purchase warrant (a “Warrant”). At that time, each Warrant entitled the holder thereof to purchase one common share of the Company at a purchase price of CAD$0.08 per share for a period of five years from the issue date. As a result of the Share Consolidation on August 25, 2011, the number of shares and warrants issued upon exercise of the units consists of 13,337,037 shares and warrants to purchase 13,337,037 shares of common stock at the exercise price of CAD $1.44 per whole share.

Special warrants

From May 2000 through November 2000, the Company issued special warrants. At that time, each special warrant was sold for CAD$25.00 and entitled the holder thereof to acquire, for no additional consideration, four shares of common stock of the Company. The special warrants also included a price protection adjustment determined by dividing CAD$32.50 by the initial public offering (“IPO”) price of CAD$7.50.

During the year ended June 30, 2000, 16 of 126 special warrants were issued, with the balance of110 issued in the year ended June 30, 2001. Upon completion of the IPO, on June 5, 2001, these special warrants were converted to 30 shares of common stock, which included 2 shares of common stock issued under the price protection adjustment (such shares are presented on a post-consolidation basis).

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Special A warrants

During October 2000, the Company issued Series A special warrants. At that time, each Series A special warrant was sold at CAD$6.25 and entitled the holder to acquire, for no additional consideration, one share of common stock of the Company. At that time, the Series A special warrants also included a price protection adjustment determined by dividing CAD$8.125 by the IPO price.

Upon completion of the IPO, on June 5, 2001, these Series A special warrants were converted to 69 shares of common stock, which included 5 shares of common stock issued under the price protection adjustment (such shares are presented on a post-consolidation basis).

In addition, each Series A special warrant included a share purchase warrant entitling the holder to purchase an additional share of common stock at the IPO price, which was also subject to the price protection adjustment. These share purchase warrants expired unexercised on September 3, 2001.

2010 Private Placement Warrants

On April 30, 2010, the Company completed a first closing of a non-brokered private placement (“Private Placement”) of 240,066,664 units, at a price of CAD$0.03 per unit for net proceeds of CAD$7,202. Each unit consisted of one common share and one common share purchase warrant (a “Warrant”). At that time, each Warrant entitled the holder thereof to purchase one common share of the Company at a purchase price of CAD$0.08 per share for a period of five years from the issue date. As the exercise price is denominated in a currency other than the company’s functional currency, these warrants are treated as a derivative instrument. (Note 5) As a result of the Share Consolidation on August 25, 2011, the number of shares issuable upon the exercise of the warrants issued in connection with the April 2010 Private Placement consists of 13,337,037 shares of common stock at the exercise price of CAD $1.44 per whole share.

Equity rights

On September 28, 1999, University Medical Discoveries Inc. (“UMDI”) invested $171 for equity of the Company. The form of this equity was to be the same as the first class of securities to raise greater than $683 subsequent to the date of the investment. The date of conversion was dependent on certain milestones being met under a specific research project. On August 24, 2000, the Company and UMDI agreed to convert UMDI’s $171 investment into 3 shares of common stock of the Company.

The Company a rights offering to its shareholders on March 2, 2011, the record date for the rights offering (the "Rights Offering"). Pursuant to the terms of the Rights Offering, the Company distributed rights to subscribe for up to 425,000,000 Units at a price of CAD$0.03 per unit, for gross proceeds of up to CAD$12,750,000, to the shareholders on the basis of one right per each share of common stock held by such shareholder on March 2, 2011, the record date for the Rights Offering.  Purchasers of units in the Company's April 2010 Private Placement described above that owned common stock as of the record date for the Rights Offering agreed not to participate in the Rights Offering. Each right was exercisable for one unit which consisted of one common share and one common share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to purchase one common share of the Company at a purchase price of CAD$0.08 per share for a period of five years from the issue date. Adherex filed a short-form prospectus for the Rights Offering with the securities regulatory authorities in Canada to qualify the distribution of the rights in Canada on February 11, 2011 and a Form S-1 registration statement with the Securities and Exchange Commission to register the rights and underlying securities in the United States, which registration statement was declared effective on February 11, 2011. As of 5:00 pm New York City time on March 29, 2011, the expiration date for the Rights Offering, the Company had received subscriptions for an aggregate of 84,559,178 Units, representing estimated aggregate gross proceeds of approximately $2.5 million.

Triathlon settlement

During fiscal 2000, other advances totaling $175 were settled by the issuance to Triathlon Limited of 16 shares of common stock of the Company. The number of shares issued was determined with reference to the fair value at the time the advances were made.

Shire BioChem Inc. agreement

On August 17, 2000, the Company entered into a subscription agreement and a license agreement with Shire BioChem Inc. (“BioChem”). Under the subscription agreement, BioChem purchased 5 shares of common stock of the Company for $341. Pursuant to a price protection clause in the agreement, an additional eight shares of common stock were issued on completion of the Company’s IPO on June 5, 2001.

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Acquisitions

On November 20, 2002, the Company issued 446 shares of commons stock to acquire all of the issued and outstanding securities of Oxiquant, a holding company which held certain intellectual property rights, including rights to sodium thiosulfate.

In connection with the acquisition of the intellectual property of Oxiquant in November 2002, the Company issued warrants to purchase shares of common stock with an exercise price of CAD$3.585 that expired unexercised on May 20, 2007 and introduction warrants to purchase shares of common stock with an exercise price of CAD$2.05 that expired unexercised on November 20, 2007.

As a prerequisite of the Oxiquant transaction, Adherex licensed all of its Cadherin-related intellectual property for non-cancer applications and transferred $158 in cash to Cadherin Biomedical Inc. or CBI, a wholly-owned subsidiary of Adherex at the time, in return for Class A Preferred Shares of CBI. These CBI Class A Preferred Shares were then distributed to all of the Adherex shareholders of record by way of special dividend, effecting a “spin out” of CBI and the non-cancer assets from Adherex.

In order to effect such a distribution under Section 42 of the Canada Business Corporations Act (“CBCA”), the Company was legally required to reduce its stated capital so that the aggregate amount of its liabilities and stated capital did not exceed the realizable value of Adherex’s assets. Management determined that the stated capital needed to be reduced by $9,489, in order to comply with the requirements of Section 42 of the CBCA. The Company decreased common stock and increased additional paid-in capital by $9,489.

In February 2004, the Company and CBI became involved in litigation. On December 3, 2004, the Company and CBI settled the litigation and the Company agreed to acquire all of the issued and outstanding shares of CBI and reacquire the non-cancer rights to the cadherin-based intellectual property. As part of the agreement, the Company issued 37 common shares valued at $1,252, net of transaction costs.

Convertible note warrants

On June 23, 2003, the Company issued senior secured convertible notes with a face value totaling $2,219. These notes were convertible into common stock and warrants to acquire common stock of the Company upon completion of an equity fund raising round. At that time, investors also received warrants to purchase shares of common stock of the Company with an exercise price of CAD$2.75 per share that expired unexercised on June 23, 2007. The notes bore interest at an annual rate of eight percent compounded semi-annually, and matured one year from issue but were renewable for one additional year at the option of the Company. In connection with this issuance, at that time, the Company issued broker warrants to purchase shares of common stock exercisable at a price of CAD$2.35 per share, which expired unexercised on June 23, 2005.

On December 3, 2003, the Company issued additional senior secured convertible notes with a face value totaling CAD$1,458. These notes were convertible into common stock and warrants to acquire common stock of the Company upon completion of an equity fund raising round. Also, at that time, investors received warrants to purchase shares of common stock exercisable at a price of CAD$2.15 per share which expired unexercised on December 3, 2007.The notes bore interest at an annual rate of eight percent compounded semi-annually, and matured one year from issue but were renewable for one additional year at the option of the Company. At that time, the Company also issued broker warrants to purchase shares of common stock exercisable at a price of CAD$2.15 per share which expired unexercised on December 3, 2005.

On December 19, 2003, the Company completed an equity financing resulting in the conversion of the June and the December notes into 156 shares of common stock on a post-consolidation basis with a carrying value of $1,785 credited to common stock. At that time, the Company issued warrants to purchase, shares of common stock with an exercise price of CAD$2.15 per share which expired unexercised on December 19, 2008.

Warrants to Purchase Common Stock

At December 31, 2012, the Company had the following warrants outstanding to purchase common stock priced in Canadian dollars with a weighted average exercise price of $1.44 and a weighted average remaining life of 2.6 years:

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Warrant Description (Warrants in thousands)	Common Shares Issuable Upon Exercise of Outstanding Warrants at December 31, 2012	Exercise Price in Canadian Dollars	Expiration Date
Investor Warrants (1)	13,337	$1.44	April 30, 2015
Investor Warrants (2)	4,698	$1.44	March 29, 2016
	18,035

(1) On April 30, 2010, the Company announced that it had completed a first closing of a non-brokered private placement (“Private Placement”) of 240,066 units, at a price of $0.03 CAD per unit for net proceeds of CAD$7,200. Each unit consisted of one common share and one common share purchase warrant (a “Warrant”). As a result of the Share Consolidation, each eighteen (18) Warrants now entitle the holder thereof to purchase one common share of the Company at a purchase price of CAD$1.44 per whole share for a period of five years from the issue date.

(2) On March 29, 2011, the Company announced that it had completed a non-brokered rights offering of 84,559 units, at a price of $0.03 CAD per unit for total net proceeds of $2,547. Each unit consisted of one common share and one common share purchase warrant (a “Warrant”). As a result of the Share Consolidation, each eighteen (18) Warrants now entitle the holder thereof to purchase one common share of the Company at a purchase price of CAD$1.44 per whole share for a period of five years from the issue date.

8.	Research and Development

Investment tax credits earned as a result of qualifying research and development expenditures and government grants have been applied to reduce research and development expenses as follows:

	Year Ended December 31,	Year Ended December 31,	Cumulative From September 3,1996 to December 31,
	2012	2011	2012
Research and development	$2,075	$1,494	$69,168
Investment tax credits	-	-	(1,632)
National Research Council grants	-	-	(197)
	$2,075	$1,494	$67,339

9.	Capital and Operating Lease Commitments

We had no material commitments for capital expenses or commitments extending beyond three years as of December 31, 2012.  The following table represents our contractual obligations and commitments at December 31, 2012 (in thousands of U.S. dollars):

	Less than 1 year	1-3 years	Total
OCT Clinical Service Agreement (1)	402	-	402
Oregon Health & Science University (2), excluding potential royalty payments	-	-	-
Life Sci Advisors, LLC (3)	55	-	55
Total	$457	$-	$457

(1)	Under the service agreement with OCT Group LLC entered in August 2010, the Company is required to make several payments over the course of our Phase II clinical trial in Russia. The payments will be made upon the fulfillment of several milestones during the planned clinical trial including regulatory approval of trial, enrollment of patients and the completion of therapy of patients. The Company amended the agreement in April 2011 and August 2011 for the addition of additional sites for OCT to service during the Phase II clinical trial. Further, the Company amended the agreement in June 2012 for the transition to a paper-based database to be developed by OCT. In addition, the Company amended the agreement on October 29, 2012 for the addition of up to 20 patients to be enrolled.

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(2)	Under the license agreement with Oregon Health & Science University (OHSU) for STS dated February 20, 2013, upon the first commercial sale of STS we may become responsible for a payment to OHSU of up to $0.1 million. Prior to this new license agreement with OHSU, the previous license agreement with OHSU dated September 26, 2002, included that the Company may have become responsible for a payment to OHSU of up to $0.5 million upon the successful completion of the Phase III clinical trial with COG or SIOPEL. The license agreement with OHSU dated September 26, 2002 was terminated on February 20, 2013. Royalty payments, which are contingent on sales, are not included.
(3)	Under the service agreement with LifeSci Advisors, LLC, the Company is required to make several payments over the course of the agreement. LifeSci Advisors, LLC services include, but are not limited to, an investor meeting program and creating a key message platform.

10.	Commitments and Contingencies

Oregon Health & Science University agreement

On February 20, 2013, Adherex entered into a new exclusive license agreement with Oregon Health & Science University (“OHSU”) for exclusive worldwide license rights to intellectual property directed to thiol-based compounds, including STS and their use in oncology (the "New OHSU Agreement"). OHSU will receive certain milestone payments, a 2.5 percent royalty on net sales for licensed products which can be reduced to 1.0 percent upon a $150,000 buy down and a 5 percent royalty on any consideration received from sublicensing of the licensed technology. Milestone payment fees payable to OHSU include $100,000 upon first commercial sale for any licensed product.

On February 20, 2013, Adherex terminated the previous exclusive license agreement with Oregon Health & Science University and Oxiquant a wholly owned subsidiary of Adherex, dated September 26, 2002(the "Previous OHSU Agreement"). Pursuant to the Previous OHSU Agreement, OHSU granted Oxiquant an exclusive worldwide license to intellectual property directed to thiol-based compounds including STS and their use in oncology. In consideration, Oregon Health & Science University was issued 13,902 shares of common stock of Oxiquant that were subsequently converted upon the acquisition of Oxiquant into 21,250 shares of Adherex common stock, and warrants to purchase shares of Adherex common stock that subsequently expired in 2007. In addition under the Previous OHSU Agreement, the following milestone payments were included in the agreement: (i) $50,000 upon completion of Phase I clinical trials, (ii) $200,000 upon completion of Phase II clinical trials, (iii) $500,000 upon completion of Phase III clinical trials. Also, Oxiquant was to be liable for an additional milestone payment of $250,000 upon the first commercial sale for any licensed product. Further, the Previous OHSU Agreement required Adherex to pay Oregon Health & Science University a 2.5% royalty on net sales of any licensed products and a 15% royalty on any consideration received from sublicensing of the licensed technology.

The term of the New OHSU Agreement expires on the date of the last to expire claim(s) covered in the patents licensed to Adherex, unless earlier terminated as provided in the agreement. STS is currently protected by methods of use patents that the Company exclusively licensed from OHSU that expire in Europe in 2021 and are currently pending in the United States. The New OHSU Agreement is terminable by either Adherex or Oregon Health & Science University in the event of a material breach of the agreement by either party after 45 days prior written notice. Adherex has the right to terminate the New OHSU Agreement at any time upon 60 days prior written notice and payment of all fees due to OHSU under the New OHSU Agreement.

GlaxoSmithKline

On July 14, 2005, Adherex entered into a development and license agreement with GlaxoSmithKline, or GSK. The agreement included the in-license by the Company of GSK’s oncology product, Eniluracil, and an option for GSK to license ADH-1.  As part of the transaction, GSK invested $3.0 million in the Company's common stock. On October 11, 2006, the GSK option to license ADH-1 expired unexercised. Under the terms of the agreement relating to Eniluracil, Adherex received an exclusive license to develop Eniluracil for all indications and GSK retained options to buy-back and assume development of the compound at various points in time.

On March 1, 2007, the GSK agreement was amended and the Company purchased all of GSK’s remaining buy-back options for a fee of $1.0 million.  As a result of the amendment to the GSK agreement, Adherex now may be required to pay GSK development and sales milestones and royalties. Specifically, if Adherex files a New Drug Application, or NDA, with the Food and Drug Administration, or FDA, Adherex may be required to pay development milestones of $5.0 million to GSK. Additionally, depending upon whether the NDA is approved by the FDA and whether Eniluracil becomes a commercial success, the Company may be required to pay up to an additional $70.0 million in development and sales milestones for the initially approved indication, plus royalties in the low-double digit range based on annual net sales. If the Company pursues other indications, it may also be required to pay up to an additional $15 million to GSK for each FDA-approved indication. The GSK agreement continues until the earliest of (i) the licensed patents expire or (ii) is terminated by either party in the event of an uncured breach by the breaching party after 60 days prior written notice.

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11.	Income Taxes

The Company operates in both U.S. and Canadian tax jurisdictions. Its income is subject to varying rates of tax and losses incurred in one jurisdiction cannot be used to offset income taxes payable in another. A reconciliation of the combined Canadian federal and provincial income tax rate with the Company’s effective tax rate is as follows:

	Year Ended December 31,	Year Ended December 31,
	2012	2011
Domestic loss	(4,397)	5,623
Foreign loss	(766)	(938)
Loss before income taxes	(5,163)	4,685

Expected statutory rate (recovery)	26.50%	28.25%
Expected provision for (recovery of) income tax	(1,368)	1,324
Permanent differences	489	(2,209)
Change in valuation allowance	2,467	(589)
Non-refundable investment tax credits	0	157
Effect of foreign exchange rate differences	(245)	(204)
Effect of change in future enacted tax rates	(1,378)	(77)
Effect of tax rate changes and other	36	1,599
Provision for income taxes	$-	$-

The Canadian statutory come tax rate of 28.25 percent is comprised of federal income tax at approximately 16.5 percent and provincial income tax at approximately 11.75 percent.

The primary temporary differences which gave rise to future income taxes (recovery) at December 31, 2012, December 31, 2011:

	December 31, 2012	December 31, 2011
Future tax assets:
SR&ED expenditures	2,195	2,071
Income tax loss carryforwards	21,783	19,635
Non-refundable investment tax credits	1,719	1,719
Share issue costs	25	84
Accrued expenses	-	-
Fixed and intangible assets	970	685
Harmonization credit	248	280
	26,940	24,193
Less: valuation allowance	(26,940)	(24,193)
Net future tax assets	$-	$-

There are no current income taxes owed, nor are any income taxes expected to be owed in the near term.

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At December 31, 2012 the Company has unclaimed Scientific Research and Experimental Development ("SR&ED") expenditures, income tax loss carry forwards and non-refundable investment tax credits. The unclaimed amounts and their expiry dates are as listed below:

	Federal	Province/ State
SR&ED expenditures (no expiry)	$8,283	$-
Income tax loss carryforwards (expiry date):
2014	6,089	6,089
2015	11,499	11,499
2021	26	-
2022	233	-
2023	133	-
2024	1,536	1,455
2025	4,795	4,768
2026	20,562	20,496
2027	8,340	8,320
2028	10,840	10,823
2029	8,502	8,502
2030	2,608	2,607
2031	3,377	3,377
2032	3,660	3,660
Investment tax credits (expiry date):
2018	10
2019	8
2020	96
2021	55
2022	548
2023	399
2024	178
2025	199
2026	86
2027	90
2028	50

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DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court’s decision.

ADDITIONAL INFORMATION

This prospectus, which is a part of the Registration Statement, does not contain all of the information in the Registration Statement and the exhibits filed with it, portions of which have been omitted as permitted by the SEC rules and regulations. For further information concerning us and the securities offered by this prospectus, please refer to the Registration Statement and to the exhibits filed therewith.

The Registration Statement, including all exhibits, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of this public reference room by calling 1-800-SEC-0330. The Registration Statement, including all exhibits and schedules and amendments, has been filed with the SEC and is available to the public from the SEC’s web site at http://www.sec.gov.

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ADHEREX TECHNOLOGIES INC.

OFFERING UP TO 4,697,732 WARRANT SHARES

PROSPECTUS

April 3, 2013

We have not authorized any dealer, salesperson or any other person to give any information or to represent anything other than those contained in this prospectus in connection with the offer contained herein, and, if given or made, you should not rely upon such information or representations as having been authorized by Adherex Technologies Inc.  This prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of an offer to buy, to those to which it relates in any jurisdiction to any person to whom it is not lawful to make such offer in such jurisdiction. The delivery of this prospectus at any time does not imply that the information herein is correct as of any time after the date of this prospectus.

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